Form 40-F
period 2002-12-31
PETROKAZAKHSTAN INC
filed 2003-07-03
CIK 1013746

U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 40-F


[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission File No. 1-8795

                           PETROKAZAKHSTAN INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

   PROVINCE OF ALBERTA, CANADA                      1311                    NOT APPLICABLE
(PROVINCE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL      (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)        CLASSIFICATION CODE NUMBER)     IDENTIFICATION NUMBER)


                     SUITE 1460, SUN LIFE PLAZA, NORTH TOWER
                               140-4TH AVENUE S.W.
                        CALGARY, ALBERTA, CANADA T2P 3N3
                                 (403) 221-8435

   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

 CT CORPORATION SYSTEM, 111-8TH AVENUE, NEW YORK, NEW YORK 10011, (212) 894-8940
       (NAME, ADDRESS (INCLUDING ZIP CODE) AND TELEPHONE NUMBER (INCLUDING
    AREA CODE) OF AGENT FOR SERVICE OF THE REGISTRANT IN THE UNITED STATES)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

       TITLE OF EACH CLASS             NAME OF EACH EXCHANGE ON WHICH REGISTERED
       -------------------             -----------------------------------------
CLASS A COMMON SHARES, NO PAR VALUE              NEW YORK STOCK EXCHANGE

               Securities registered or to be registered pursuant
                       to Section 12(g) of the Act: NONE

          Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

For annual reports, indicate by check mark the information filed with this form:

 [X] Annual information form             [X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

AT DECEMBER 31, 2002, 80,103,784 CLASS A COMMON SHARES OF THE REGISTRANT WERE ISSUED AND OUTSTANDING. AT DECEMBER 31, 2002, NO CLASS OF PREFERRED SHARES OF THE REGISTRANT WERE ISSUED AND OUTSTANDING.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to
the Registrant in connection with such Rule. YES [_]      NO [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90
days.   YES [X]     NO [_]

              CONSOLIDATED AUDITED ANNUAL FINANCIAL STATEMENTS AND
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                  For the purposes of this Annual Report on Form 40-F, only (i) pages 30 through 50 and (ii) pages FS1 through FS32 of the Registrant's 2002 Annual Report referred to below shall be deemed filed, and the balance of such 2002 Annual Report, except as it may be otherwise specifically incorporated by reference in the Registrant's Annual Information Form, shall be deemed not filed with the Commission as part of this Annual Report on Form 40-F under the Exchange Act.


A.       AUDITED ANNUAL FINANCIAL STATEMENTS

                  For consolidated audited financial statements, including the report of independent chartered accountants with respect thereto, see pages FS1 through FS32 of the Registrant's 2002 Annual Report, which pages are attached hereto and included herein. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see
Note 24 - Reconciliation of Results from Canadian GAAP to U.S. GAAP on pages FS28 through FS32 of such 2002 Annual Report.


B.       MANAGEMENT'S DISCUSSION AND ANALYSIS

                  For management's discussion and analysis, see pages 30 through 50 of the Registrant's 2002 Annual Report, which pages are attached hereto and included herein.


                             CONTROLS AND PROCEDURES

                  Within the 90-day period prior to the filing of this report, an evaluation was carried out under the supervision of and with the participation of the Registrant's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant's disclosure controls and procedures (as defined in Rule 13a-14(c) under the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective to ensure that material information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms.

                  No significant changes were made in the Registrant's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                  It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS


A.       UNDERTAKING

                  The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.


B.       CONSENT TO SERVICE OF PROCESS

                  The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

                                   SIGNATURES

                  Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

                                      PETROKAZAKHSTAN INC.
                                      (Registrant)



                                      By: /s/ Anthony R. Peart
                                          ---------------------------------
                                          Name:  Anthony R. Peart
                                          Title: Senior Vice President
                                                 General Counsel and Secretary


                                      Date: June 30, 2003

                                 CERTIFICATIONS


I, Bernard F. Isautier, certify that:

1. I have reviewed this annual report on Form 40-F of PetroKazakhstan Inc. (formerly Hurricane Hydrocarbons Ltd.);

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date:  June 30, 2003                /s/ Bernard F. Isautier
                                    -----------------------------------------
                                    Name:  Bernard F. Isautier
                                    Title: President & Chief Executive Officer

                                 CERTIFICATIONS


I, Nicholas H. Gay, certify that:

1. I have reviewed this annual report on Form 40-F of PetroKazakhstan Inc. (formerly Hurricane Hydrocarbons Ltd.);

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date:  July 2, 2003                  /s/ Nicholas H. Gay
                                     ---------------------------------------
                                     Name:  Nicholas H. Gay
                                     Title: Senior Vice President, Finance &
                                            Chief Financial Officer

DOCUMENTS FILED AS PART OF THIS REPORT


1.       Annual Information Form of the Registrant for the year ended December
         31, 2002.

2. Management's Discussion and Analysis of the Registrant for the year ended December 31, 2002.

3. Audited Consolidated Financial Statements of the Registrant as of December 31, 2002 and for each of the three years then ended (NOTE 24 TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE REGISTRANT RELATES TO DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES).


EXHIBITS

99.1     Consent of TOO Deloitte & Touche, independent chartered accountants.

99.2     Consent of McDaniel & Associates Consultants Ltd.

99.3     Certificate Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to
         Section 906 of the Sarbanes-Oxley Act of 2002.

99.4     Certificate Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to
         Section 906 of the Sarbanes-Oxley Act of 2002.

                                                                      DOCUMENT 1



                           HURRICANE HYDROCARBONS LTD.



                             ANNUAL INFORMATION FORM



                      FOR THE YEAR ENDED DECEMBER 31, 2002



                               DATED MAY 17, 2003

                                TABLE OF CONTENTS

                                                                            PAGE
Abbreviations and Definitions..................................................1
Oil and Gas Reserves Disclosure................................................3
Currency 3
   Canadian Dollars............................................................3
   Kazakhstani Tenge...........................................................3
Special Note Regarding Forward-looking Financial Information...................4
The Corporation................................................................5
   Corporate History...........................................................5
   Turan Petroleum Joint Enterprise; Acquisition of Canadianoxy's
      Interest in Turan Petroleum..............................................6
   The HKM Acquisition.........................................................7
   The HOP Acquisition.........................................................8
Downstream Business Segment....................................................9
   Redemption of Series 5 Warrants.............................................9
   CAIH Offer to Acquire Hurricane Shares and Distribution.....................9
Business of the Corporation...................................................13
   Oil and Gas Exploration and Development Operations.........................13
Estimated Reserves and Present Worth Value Before Income Tax
      On a Escalating Price Basis.............................................17
Estimated Reserves and Present Worth Value Before Income Tax
      On a Constant Price Basis...............................................17
   Downstream Operations: Refining, Marketing and Trading.....................27
   Non-core Operations in Kazakhstan..........................................34
Management of Hurricane.......................................................35
Personnel.....................................................................37
Description of Share Capital..................................................37
   Common Shares..............................................................37
   Preferred Shares...........................................................38
   Shareholders' Agreement....................................................38
   Dividend Policy............................................................40
Information Incorporated by Reference.........................................40
Selected Financial Information................................................40
   Summary of Operating Results...............................................40
   Quarterly Information......................................................41
Legal Proceedings.............................................................42
Environmental Regulation and Matters..........................................44
   Oil and Gas Operations.....................................................44
   Downstream Operations......................................................46
Risk Factors..................................................................46
Additional Information........................................................49

                          ABBREVIATIONS AND DEFINITIONS

                  In this Annual Information Form, the abbreviations set forth below have the following meanings:


"$M"          thousands of dollars                     "MCF"       thousands of cubic feet

"$MM"         millions of dollars                      "MMCF"      millions of cubic feet
                                                       "BCF"       billions of cubic feet

"BBLS"        barrels                                  "MCFD"      thousands of standard cubic feet per day

"MBBLS"       thousands of barrels                     "MMCFD"     one million standard cubic feet per day

"MMBBLS"      millions of barrels                      "MMCFE"     thousands of cubic feet equivalent

"BOPD"        barrels of oil per day                   "MMBTU"     millions of British Thermal Units

"BOE"         barrels of oil equivalent                "GJ"        Gigajoule

"MBOE"        thousands of barrels                     "GJD"       Gigajoules per day
              of oil equivalent

"BOED"        barrel of oil equivalent per day         "NGL"       natural gas liquids

"(EURO)"      European Single Currency                 "M3"        cubic metre

Note: for the purposes of this document, 6 mcf of natural gas and 1 bbl of NGL each equal 1 bbl of oil, such conversion not being based on either price or energy content.

                  In this Annual Information Form, the capitalized terms set forth below have the following meanings:

"ABCA" means the BUSINESS CORPORATIONS ACT (ALBERTA), S.A. 1981, c. B-15, as amended from time to time, and all regulations promulgated thereunder;

"BOARD" means the Board of Directors of Hurricane;

"BRENT" means Brent Oil Reference Price;

"CAIH" means Central Asian Industrial Holdings N.V., formerly Central Asian Industrial Investments N.V.;

"CAIH SHAREHOLDERS' AGREEMENT" means the shareholders' agreement entered into between CAIH and Hurricane at the time of the closing of the HOP Acquisition;

"CCAA" means the COMPANIES' CREDITORS ARRANGEMENT ACT (CANADA), R.S.C. 1985, c. C-36, as amended from time to time;

"CCAA PLAN" means the Fourth Amended and Restated Plan of Compromise and Arrangement dated February 15, 2000 of Hurricane and HOSI under the CCAA, as supplemented or amended from time to time;

"CCAA PROCEEDINGS" means the proceedings of Hurricane and HOSI under the CCAA in connection with the Plan, being the Court of Queen's Bench of Alberta, Judicial District of Calgary, Action Number 9901-08144;

"C$" means Canadian dollars;

"CENTRAL PIPELINE" means the West Siberia - Central Asia Pipeline;

"COMMON SHARES" means the Class A Common Shares in the share capital of the Corporation;

"COMPANY" or "CORPORATION" means Hurricane Hydrocarbons Ltd. and its consolidated subsidiaries, taken as a whole;

"COURT" means the Court of Queen's Bench of Alberta;

"HHL" means Hurricane Hydrocarbons Limited;

"HKM" means OJSC Hurricane Kumkol Munai;

"HKM ACQUISITION" means the purchase by Hurricane through a wholly owned subsidiary, Hurricane Kumkol Limited, of all the common stock of HKM for a purchase price of $120 million pursuant to the HKM Share Sale-Purchase Agreement;

"HKM SHARE SALE-PURCHASE AGREEMENT" means that certain agreement dated August 26, 1996 between Hurricane Kumkol Limited and the Government of Kazakhstan, pursuant to which Hurricane Kumkol Limited, a wholly-owned subsidiary of Hurricane, agreed to purchase all the common stock of HKM;

"HOP" means OJSC Hurricane Oil Products

"HOP ACQUISITION" means the acquisition on March 31, 2000 by Hurricane of CAIH's common shares of HOP, pursuant to the terms of the HOP Transaction Agreement;

"HOP TRANSACTION AGREEMENT" means that certain agreement dated October 9, 1999 among CAIH, HOP, KKB, Hurricane and HKM, as amended;

"HOSI" means Hurricane Overseas Services Inc.;

"HURRICANE" means Hurricane Hydrocarbons Ltd.;

"KAZAKHSTAN" means the Republic of Kazakhstan;

"KAZGERMUNAI" means the Kazgermunai LLP;

"KKB" means OJSC Kazkommertsbank;

"KAM FIELDS" means the Kyzylkiya, Aryskum and Maibulak fields;

"LUKOIL" means LUKoil B.V., a Netherlands company, a joint venturer with HHL in Turgai Petroleum;

"MCDANIEL" means McDaniel & Associates Consultants Ltd., independent petroleum engineers and consultants;

"MCDANIEL REPORTS" means the reports of McDaniel, effective January 1, 2003, on certain of the interests of the Corporation in certain fields in Kazakhstan on both (a) a constant price basis and (b) on an escalated price basis;

"SPECIAL DIVIDEND" means the special dividend of the U.S. dollar equivalent of C$4.00 per Common Share, declared on August 2, 2001 by the Board and payable to Hurricane's shareholders by the issuance of approximately U.S. $208,610,000 of senior unsecured notes and /or cash;

"TSX" means The Toronto Stock Exchange;

"TURGAI PETROLEUM" means the joint venture, CJSC Turgai Petroleum, the operator of Kumkol North;

"U.S." or "UNITED STATES" means United States of America including the states thereof, the District of Columbia, its territories and possessions.

                  IN THIS ANNUAL INFORMATION FORM, FINANCIAL INFORMATION IS EXPRESSED IN U.S. DOLLARS, UNLESS OTHERWISE STATED.

                         OIL AND GAS RESERVES DISCLOSURE

                  Unless otherwise specifically provided for herein, the disclosure in this Annual Information Form with respect to (a) the amount of oil and gas reserves of the Corporation were derived from the McDaniel Reports on a constant price basis, and (b) the discounted present worth values of future net pre-tax cash flow of the Corporation's reserves were derived from the McDaniel Reports prepared on a constant price basis and were calculated using a 10% discount factor. IT SHOULD BE NOTED, HOWEVER, THAT THE 10% DISCOUNT FACTOR MAY NOT NECESSARILY BE THE MOST APPROPRIATE DISCOUNT FACTOR. DISCOUNTED PRESENT VALUE, NO MATTER WHAT THE DISCOUNT RATE IS USED, IS MATERIALLY AFFECTED BY ASSUMPTIONS AS TO THE AMOUNT AND TIMING OF FUTURE PRODUCTION, WHICH MAY AND OFTEN DO PROVE TO BE INACCURATE.

                                    CURRENCY

                  Unless otherwise indicated, all references to "$", "US$" or dollars in this Annual Information Form refer to U.S. dollars, "C$" refers to Canadian dollars and "Tenge" refers to Kazakhstani Tenge.

CANADIAN DOLLARS

                  The following table sets forth, for the periods indicated, certain exchange rates based on the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified by the Federal Reserve Bank of New York (the "NOON BUYING RATE"). Such rates are presented as United States dollars per C$1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per U.S.$1.00. On April 30, 2003, the inverse Noon Buying Rate was C$1.00 equalled U.S.$0.697593, and the Noon Buying Rate was U.S.$1.00 equalled C$1.43350.

                          TWELVE        TWELVE
                          MONTHS        MONTHS      TWELVE MONTHS
                          ENDED         ENDED           ENDED        PERIOD FROM JANUARY 1,
                        DECEMBER 31,   DECEMBER      DECEMBER 31,       2003 TO APRIL 30,
                           2000        31, 2001          2002                2003
                       ------------- ------------- ---------------- -----------------------
  Low                       0.6512        0.6227        0.661813               0.697593
  High                      0.6789        0.6714        0.619886               0.635042
  Average(1)                0.6744        0.6457        0.636780               0.667869
  End of Period             0.6668        0.6287        0.633072               0.697593


Note:

(1) The average of the Noon Buying Rate on the last Business Day of each month in the period indicated.

KAZAKHSTANI TENGE

                  The following table sets forth, for the periods indicated, certain exchange rates quoted by Dow Jones and Company, Inc. (the "TENGE RATE"). Such rates are presented as United States dollars per one (1) Kazakhstani tenge and are the inverse of the rates quoted by Dow Jones and Company, Inc. for Kazakhstani tenge per U.S.$1.00. The Federal Reserve Bank of New York does not provide certified Noon Buying Rates for cable transfers in Kazakhstani tenge.

                                           TWELVE MONTHS ENDED DECEMBER 31,
                    --------------------------------------------------------------------------

                                                                              PERIOD FROM
                                                                          JANUARY 1, 2003 TO
                                                                               APRIL 30,
                         2000              2001               2002                 2003
                    -----------     --------------     ----------------   --------------------
Low                    145.55            139.88             150.60              151.20
High                   138.18            157.52             155.60              155.75
Average(1)             142.24            147.55             153.28              153.28
End of Period          145.55            147.29             155.60              151.75


Note:

(1) The average of the Tenge Rate on the last Business Day of each month in the period indicated.

          SPECIAL NOTE REGARDING FORWARD-LOOKING FINANCIAL INFORMATION

                  The Annual Information Form contains "forward-looking statements" about our expectations, beliefs, plans, objectives, assumptions or future events or performance. These statements include, among others, statements regarding our future financial position, strategy, reserves, projected levels of capacity and production, projected costs and estimated expenditures. These statements are often, but not always, made through the use of words or phrases such as "will likely result", "are expected to", "will continue", "anticipate", "believe", "estimate", "intend", "plan", "project", "would" and "outlook". These forward-looking statements are not historical facts, and are subject to a number of risks and uncertainties. Certain of these risks and uncertainties are beyond the Corporation's control. Accordingly, the Corporation's actual results could differ materially from those suggested by these forward-looking statements for various reasons discussed throughout this Annual Information Form, and particularly in the section entitled "Risk Factors". Some of the key factors that have a direct bearing on the Corporation's results of operations are:

         (a) the concentration of our operations, assets and revenue in Kazakhstan;

         (b) the business of exploration, development, production and refining of oil and natural gas reserves, the levels of those reserves and the marketing of crude oil and refined products and the ability to increase the quality of refined products;

         (c)      our ability to transport our crude oil to export markets;

         (d)      fluctuations in oil and gas and refined product prices;

         (e) changes in general political, social, economic and business conditions in Kazakhstan and the region;

         (f)      our ability to manage our growth;

         (g)      changes in business strategy or development plans;

         (h)      our future capital needs;

         (i) business abilities and judgment of the Corporation's personnel;

         (j) changes in, or failure to comply with, government regulations or changes in interpretation, application or enforcement of government regulations;

         (k)      costs arising from environmental liability;

         (l) costs and other effects of legal and administrative proceedings;

         (m)      our ability to manage currency fluctuations; and

         (n)      general economic and business conditions.

                  The factors described above and the risk factors referred to in "Risk Factors" could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements. Therefore, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which the forward-looking statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Corporation to predict all of such factors. Further, we cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

                  For a discussion of important risks of an investment in our securities, including factors that could cause actual results to differ materially from results suggested in the forward-looking statements, you should carefully consider the information set forth under the caption "Risk Factors". In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Annual Information Form might not occur.

                                 THE CORPORATION

                  The Corporation is an integrated, international energy group engaged in the exploration, development and refining of, oil and natural gas and the marketing of crude oil and refined products in the Republic of Kazakhstan ("Kazakhstan"). As of January 1, 2003, the Corporation had estimated total proved reserves of 356.2 mmbbls of oil with a present worth value of future net pre-tax cash flows at 10% discount of $1,643.6 million on an escalating price basis. In addition the Corporation had estimated total proved and risked probable reserves of 437.3 mmbbls of oil and 21.8 bcf of gas with a present worth value of future net pre-tax cash flow of 10% discount of $2,003.7 million on an escalating price basis and $2,960.3 million on a constant price basis. The Corporation operates seven fields which accounted for approximately 50.4% of its proved reserves of oil as of January 1, 2003, and approximately 75.2% of production for 2002. Average daily production of oil for the Corporation was 135,842 bopd in 2002 and 140,753 bopd in the three months ended March 31, 2003.

CORPORATE HISTORY

                  Hurricane Hydrocarbons Ltd. was incorporated under the BUSINESS CORPORATIONS ACT (Alberta) (the "ABCA") in 1986, as a subsidiary of Brana Oil & Gas Ltd., formerly a public oil and gas company listed on the Alberta Stock Exchange. In 1987, Brana Oil & Gas Ltd. declared a dividend-in-kind to its shareholders of 1,530,259 Hurricane Class A Shares.

                  Hurricane's corporate headquarters are located at Suite 1460, SunLife Plaza, North Tower, 140 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 3N3, and its phone number is (403) 221-8435. The Class A Common Shares in the capital of Hurricane (the "Common Shares") are listed on The Toronto Stock Exchange (the "TSX") and trade under the symbol "HHL " and on the New York Stock Exchange under the symbol "HHL". The following chart shows as of December 31, 2002 the principal subsidiaries of Hurricane, their respective jurisdictions of incorporation and the percentage ownership of voting securities of Hurricane, directly or indirectly, in each:

           [GRAPHIC OMITTED]

------------------------------------------------------------------------------
                        HURRICANE HYDROCARBONS LTD.
------------------------------------------------------------------------------
         |                    |                 |          |          |
         |                    |                 |          |          |
------------------     ---------------   ----------------  |  -----------------
Hurricane Overseas     OJSC Hurricane    Turgai Petroleum  |   Ascot Petroleum
     Limited          -- Kumkol Munai --       CJSC        |   Consulting Ltd.
     (Cyprus)        |   (Kazakhstan)  |     (Kazakhstan)  |       (England)
       100%          |       94%       |       50%         |        100%
------------------   |  -------------- |  ---------------- |   -----------------
         |           |                 |                   |
         |           |                 |                   |
-------------------  | --------------- |  ---------------- |  ------------------
Hurricane Marketing  | Kargermunai LLP |  Valsera Holdings |  Hurricane Overseas
     Limited         |   (Kazakhstan)  |    (Netherlands)  |   Services Inc.
     (Cyprus)        |                 --                   --  (Canada and
       100%          |       50%              100%               Kazakhstan)
                     |                                              100%
-------------------  | ---------------    ----------------    ------------------
                     |                             |
                     |                             |
                    ----------------------   ----------------
                    Hurricane Finance B.V.    OJSC Hurricane
                       (Netherlands)           Oil Products
                                              (Kazakhstan)
                            100%                   97%
                    ----------------------   ----------------


Notes:

(1) The Corporation owns 100% of the common stock of OJSC Hurricane Kumkol Munai ("HKM") which represents 94% of the voting shares. The balance of the voting shares of HKM consists of a single class of preferred stock owned by current and former employees of HKM. Hurricane has purchased 40.9% of preferred shares that were outstanding at the time of the HKM Acquisition. See "The Corporation - The HKM Acquisition".

(2)      See "The Corporation - HOP Acquisition ".

(3) See "The Corporation - The HKM Acquisition" and "Business of the Corporation - Oil and Gas Exploration and Development Operations - Principal Oil and Gas Properties - Kumkol Field".

TURAN PETROLEUM JOINT ENTERPRISE; ACQUISITION OF CANADIANOXY'S INTEREST IN TURAN PETROLEUM

                  The Corporation's first involvement in Kazakhstan was its participation in Turan Petroleum Joint Enterprise ("Turan Petroleum") in 1991. Originally, Turan Petroleum participated in the development of three partially delineated oil fields in the South Turgai Basin in southern Kazakhstan: the Kyzylkiya, Aryskum and Maibulak fields (the "KAM Fields"). In return for acquiring its interest, the Corporation agreed to develop these fields. The other original participants in Turan Petroleum were HKM, which at the time was a state-owned entity, and Yuzhkazgeologia, a Kazakhstan government agency. Subsequently, Turan Petroleum acquired the right to develop the South Kumkol field. HKM, as a state-owned entity, was the sole Kazakhstan participant in Turan Petroleum for the South Kumkol field.

                  In 1994, the Corporation entered into an agreement with Canadian Occidental Petroleum Ltd. ("CanadianOxy") to obtain CanadianOxy's assistance in the financing and development of the four fields owned by Turan Petroleum in exchange for an interest in Turan Petroleum. In 1996, the Kazakhstan government cancelled Turan Petroleum's exploration and production license for the South Kumkol field due to non-compliance with certain terms of the license. In December 1996, the Kazakhstan government reissued the exploration and production license for the South Kumkol field to HKM. In 1997, the Kazakhstan government cancelled Turan Petroleum's exploration and production licenses for the KAM Fields due to non-compliance with certain terms of the licenses. The Kazakhstan government reissued the exploration and production license for the Maibulak field to HKM in December 1997 and the exploration and production licences for the Kyzylkiya and Aryskum fields to HKM in September 1998. As a result, Turan Petroleum no longer has any interest in the four oil fields and HKM owns a 100% interest in the four oil fields.

                  In 1997, the Corporation acquired from CanadianOxy all of CanadianOxy's direct and indirect interests in Turan Petroleum for $4.0 million plus the exchange of mutual releases.

THE HKM ACQUISITION

                  In 1996, Hurricane Kumkol Limited, one of the Corporation's wholly-owned subsidiaries, entered into an agreement (the "HKM Share Sale-Purchase Agreement") with the Government of Kazakhstan pursuant to which Hurricane Kumkol Limited purchased all the common stock of HKM from the Government of Kazakhstan (the "HKM Acquisition"). On December 12, 1996, the Corporation completed the HKM Acquisition, effective November 30, 1996, for an aggregate purchase price of $120.0 million. As part of this acquisition, the Corporation acquired: (i) a 100% interest in Kumkol South; (ii) a 50% interest in CJSC Kumkol-LUKoil, now CJSC Turgai Petroleum ("Turgai Petroleum"), which owns a 100% interest in Kumkol North; (iii) a 50% interest in Kazgermunai Joint Venture Company ("Kazgermunai"), which holds licenses to the Akshabulak, Nurali and Aksai fields; and (iv) a 50% interest in Turan Petroleum.

                  In addition, the Kazakhstan government agreed that, if any of the exploration and production licenses held by Turan Petroleum, Turgai Petroleum or Kazgermunai as of the date of the HKM Acquisition were cancelled, they would be reissued to HKM. Under that contractual right, the licenses to the South Kumkol field and the KAM Fields, formerly held by Turan Petroleum, have been reissued to HKM.

                  The common stock of HKM purchased by the Corporation represented, at that time, all of the common equity interest in HKM and 89.5% of the voting stock. The balance of the voting stock consisted of a single class of voting preferred stock owned by current and former employees of HKM. Hurricane has acquired 40.9% of the preferred shares that were outstanding at the time of the HKM Acquisition. As a result, as of April 11, 2003, Hurricane held 94 % of the voting stock of HKM. The preferred stock is currently entitled to an annual aggregate dividend preference of approximately $44,000 and is non-participating except in a liquidation of HKM, in which event holders of preferred stock will participate to the extent of 6.00% of net assets of HKM.

                  Pursuant to the terms of the HKM Acquisition, the Corporation committed to invest for the benefit of HKM, on or before December 31, 2002, the local currency equivalent of $280.0 million in capital expenditures, investments or other items in Kazakhstan which may be treated as capital assets for balance sheet purposes as determined by international accounting standards. The required expenditures may be made either by means of capital contributions to HKM or from other sources including cash flows of HKM. If less than all of the required investment is made by such date, the Corporation may be required to pay to the Kazakhstan government, in lieu of any amount not invested, a penalty of 15% of the shortfall. Under the arrangements for the granting of production licenses in Kazakhstan, the Corporation is subject to certain commitments for expenditures to develop particular fields. Expenditures pursuant to these commitments are credited against the Corporation's $280.0 million aggregate obligation. As at December 31, 2002 the Corporation believes it has met this commitment.

                  CJSC TURGAI PETROLEUM. In 1995, HKM and LUKoil Oil Company of Russia formed a joint venture, CJSC Kumkol-LUKoil, in Kazakhstan. CJSC Kumkol-LUKoil subsequently changed its name to CJSC Turgai Petroleum and LUKoil Overseas Kumkol B.V., a Netherlands company ("LUKoil"), acquired LUKoil Oil Company's interest therein. In 2001 HKM transferred its shareholding in Turgai Petroleum to HHL. HHL and LUKoil each have a 50% ownership interest in Turgai Petroleum. Turgai Petroleum owns a 100% interest in, and is the operator of, the Kumkol North field.

                  KAZGERMUNAI LLP. In November 1993, HKM formed the Kazgermunai Joint Venture Company ("Kazgermunai") in Kazakhstan with two German companies as partners. The two original German partners subsequently transferred their ownership interests to the Corporation's current partners. The Kazakhstan government has granted Kazgermunai 30-year exploration and production licenses for the Akshabulak, Nurali and Aksai fields. Through HKM's interest in Kazgermunai, the Corporation has a 50% interest in the Akshabulak, Nurali and Aksai fields. Funding for the development of the central part of the Jurassic III formation of the Akshabulak field is obtained by Kazgermunai from shareholder loans from its shareholders other than HKM which has no obligation to fund any of the costs of the initial development phase of that formation. These shareholder loans, which totalled approximately $ 66.1 million at December 31, 2002, are non-recourse to the Corporation except to the extent of its interest in

Kazgermunai. Kazgermunai is restricted from paying dividends to its shareholders until all outstanding loans have been paid.

                  The table below sets out the outstanding long term debts of Kazgermunai for the two years ended December 31, 2002.

     --------------------------------------------------------------------
                                             2002             2001
                                            ($000s)          ($000s)
     -------------------------------- ----------------- -----------------
     Shareholders Loans                     66,144           99,000
     -------------------------------- ----------------- -----------------
     Loans from Kazakh Government           24,318           23,136
     -------------------------------- ----------------- -----------------
     Total                                  90,462           122,136
     --------------------------------------------------------------------


THE HOP ACQUISITION

                  On March 31, 2000, Hurricane, pursuant to the terms of an agreement dated October 9, 1999 among Central Asian Industrial Holdings N.V. ("CAIH"), OJSC Hurricane Oil Products ("HOP", formerly known as OJSC Shymkentnefteorgsyntez), OJSC Kazkommertsbank ("KKB"), Hurricane and HKM, as amended (the "HOP Transaction Agreement") closed the acquisition by the Corporation of all of the common shares of HOP held by CAIH, representing 88.35% of the issued and outstanding shares of HOP, for total consideration of $118.0 million (the "HOP Acquisition"). HOP owns the Shymkent refinery located near Shymkent, Kazakhstan (see "Business of the Corporation - Downstream Operations:
Refining, Marketing and Trading"). The consideration for such acquisition was paid by (i) the payment by Hurricane to CAIH of $45.1 million cash, (ii) the issuance from treasury by Hurricane to CAIH of 19,430,543 Common Shares (of which 153,657 shares were cancelled in 2001) and (iii) the issuance by Hurricane to CAIH of 4,067,381 special warrants, each of which was exercisable into one Common Share without payment of further consideration by CAIH to Hurricane. All of the special warrants were exercised by CAIH on or about July 11, 2000. All of the Common Shares and special warrants referred to in (ii) and (iii) above, as well as a total of $31,544,108 of the cash consideration referred to in (i) above, was paid and issued to CAIH at the time of the closing on March 31, 2000. The remaining cash consideration was paid to CAIH by Hurricane in three equal instalments on each of May 1, June 1 and July 1, 2000.

                  In addition, Hurricane issued to CAIH, at the time of the closing of the HOP Acquisition, for each security issued by the Corporation that was convertible into Common Shares and that was outstanding and unexercised at the time of the closing, a corresponding convertible security convertible into Common Shares. As a result, corresponding convertible securities were issued by Hurricane entitling CAIH to acquire a total of 7,210,564 Common Shares at exercise prices varying from nil to C$9.30 per share and with termination dates varying from August 18, 2000 to February 5, 2005. As at the date hereof, CAIH has exercised corresponding convertible securities thereby acquiring 4,745,026 Common Shares.

                  Pursuant to the HOP Transaction Agreement, Hurricane and CAIH agreed that the only adjustments that may be made in the future to the consideration paid by Hurricane for CAIH's common shares of HOP pursuant to the HOP Acquisition are as follows:

         (a) in the event that after the closing of the HOP Acquisition, Hurricane or HOSI settles any amount pertaining to disputed claims of Hurricane outstanding at the time of the implementation of the CCAA Plan, the amount of the cash consideration paid by Hurricane to CAIH pursuant to the HOP Acquisition shall be increased by an amount equal to 50% of the amount of such settlement (see "Legal Proceedings"); and

         (b) in the event that within 18 months of the closing of the HOP Acquisition, HOP makes any settlement of certain threatened or disputed claims, the amount of such cash consideration shall be decreased by an amount equal to 88.35% of the amount of the settlement. No such settlements were made by HOP prior to the 18-month deadline.

                  Since the closing of the HOP Acquisition, Hurricane has acquired a further 8.6% of the outstanding shares of HOP. At the time of the closing of the HOP Acquisition, Hurricane and CAIH entered into an agreement (the "CAIH Shareholders' Agreement") which governs certain aspects of the relationship between Hurricane and CAIH, the largest shareholder of Hurricane. See "Description of Share Capital - Shareholders' Agreement".

                  Selected segmented financial information for the Corporation's downstream operations for the years ended December 31, 2002 and 2001, which reflects the financial impact of the HOP Acquisition on the financial results of the Corporation, are set out below:

           DOWNSTREAM BUSINESS SEGMENT                  2002           2001
                                                       ($MM)          ($MM)
           Revenues                                   231.8(1)         326.8(1)
           Segmented Net Income                        92.8(1)         137.9(1)
           Total Assets                               169.1(1)         215.2(1)


Note:

(1) These figures are after eliminations resulting from sales between members of the Corporation's consolidated corporate group.

For further information on the segmented financial information relating to the Corporation's downstream business segment, reference should be made to Note 5 of Hurricane's annual consolidated financial statements for the year ended December 31, 2002 contained in Hurricane's 2002 Annual Report to its shareholders.

REDEMPTION OF SERIES 5 WARRANTS

                  On February 23, 2001, the Corporation redeemed a total of 4,943,020 outstanding Series 5 Warrants of the Corporation at a redemption price of C$2.90 per warrant. The Series 5 Warrants were each exercisable into one Common Share at an exercise price of C$6.25 per share. No Series 5 Warrants remain outstanding.

                  A total of 2,034,547 of the corresponding convertible securities issued by the Corporation to CAIH pursuant to the HOP Acquisition correspond to the Series 5 Warrants that were redeemed by the Corporation (see "The Corporation - The HOP Acquisition"). The Corporation has redeemed those corresponding convertible securities from CAIH at the same redemption price as the Series 5 Warrants.

CAIH OFFER TO ACQUIRE HURRICANE SHARES AND DISTRIBUTION

                  On April 12, 2001, CAIH, Hurricane's largest shareholder, advised Hurricane by letter that it intended to make an unsolicited partial take-over bid (the "Proposed Partial Offer") for 18.4 million Common Shares for C$10.25 per share which, if successful, would increase CAIH's holdings from approximately 30% to approximately 53% of the outstanding Common Shares.

                  The Board of Directors of Hurricane (the "Board") formed an Independent Committee as required by Canadian securities laws comprised of Messrs. Jim Doak (who is also Chairman of the Independent Committee), Robert Kaplan and Louis MacEachern. On April 27, 2001, Hurricane announced that the Independent Committee had selected Peters & Co. Limited of Calgary ("Peters & Co.") as the independent valuator to prepare a valuation of Hurricane under the direction of the Independent Committee in accordance with Canadian securities laws.

                  On May 14, 2001, the Independent Committee, with the assistance of its legal and financial advisors, met to consider a proposed distribution (the "Proposed Distribution") to Hurricane shareholders of a special dividend of the U.S. dollar equivalent of C$4.00 per share, payable by the issuance of approximately U.S. $200 million of senior unsecured notes (the "Senior Notes"). The Independent Committee approved the Proposed Distribution in principle and resolved to recommend it to the Board. The Proposed Distribution was announced by Hurricane on May 15, 2001.

                  On May 28, 2001, CAIH applied to the securities commissions of the provinces of Ontario, Alberta and Quebec (the "Securities Regulators") for, among other things, an order to cease trade the Proposed Distribution. On June 1, 2001, Hurricane delivered a response to such application to the Securities Regulators. On June 5, 2001, staff of the Securities Regulators advised counsel to the Corporation and CAIH that staff was not prepared to support a cease trade order with respect to the Proposed Distribution provided that (i) Hurricane obtained an opinion prepared by an independent valuator as to the trading value of the Senior Notes and (ii) the Change of Control Provision (as defined below) to be included in the Senior Notes not take effect until such provision is approved by the shareholders of Hurricane. In accordance with the request of staff of the Securities Regulators, Hurricane retained Peters & Co. to prepare such an opinion with respect to the Senior Notes, and requested that the shareholders of Hurricane consider the approval of the Change of Control Provision to be included in the Senior Notes at a special meeting of shareholders of Hurricane which was held July 20, 2001.

                  On June 15, 2001, Hurricane announced that Peters & Co. had advised the Independent Committee of the results of its independent valuation of Hurricane's Common Shares. Peters & Co. valued Hurricane's Common Shares in the range of C$21.50 to C$23.50 per share prior to Hurricane's previously announced C$4.00 special dividend. According to the Peters & Co. report, after giving effect to the Proposed Distribution, the value of the Common Shares plus the special dividend would not be materially different from the pre-dividend valuation range.

                  The Independent Committee was advised by CIBC World Markets Inc. ("CIBC World Markets"), the financial advisors to Hurricane in connection with the Proposed Partial Offer of CAIH, that CAIH's proposed offer is inadequate. CIBC World Markets also advised the Independent Committee that the special dividend of C$4.00 per share on Hurricane's Common Shares is fair from a financial point of view to Hurricane shareholders.

                  The Independent Committee, after receiving financial advice from CIBC World Markets, recommended to the Board that Hurricane declare and pay the special dividend of C$4.00 per Common Share payable by delivery of Senior Notes or a combination of cash and Senior Notes, as described below. Accordingly, on June 15, 2001, the Board declared the special dividend to be satisfied by the distribution of Senior Notes and/or cash.

                  As requested by the staff of the Securities Regulators, the Independent Committee retained Peters & Co. to provide an independent opinion regarding the expected trading value of the Senior Notes. Peters & Co. advised the Independent Committee on June 15, 2001 that, based on its discussions with Hurricane's financial advisors, together with its review of the proposed terms and conditions for the Senior Notes, the expected liquidity of the Senior Notes, the current market for comparable fixed income notes, the inclusion of a change of control feature and an interest rate on the Senior Notes of not less than 12%, the Senior Notes would reasonably be expected to trade at or near par in the context of the current market. Peters & Co. further advised that a change of control covenant is typical for securities such as the Senior Notes and the absence of a change of control feature would negatively affect the trading value of the Senior Notes.

                  The Senior Notes had a term of five years plus one day and interest was payable thereon semi-annually. On July 20, 2001, at the special meeting of shareholders, shareholders approved the proposal that the Senior Notes be subject to mandatory repurchase by Hurricane at the option of the holders thereof upon a change of control. This was effected through a requirement (the "Change of Control Provision") that Hurricane make an offer to holders of Senior Notes to repurchase Senior Notes upon a change of control. For this purpose, the change of control threshold was defined to include, among other things, the acquisition by a person or group of beneficial ownership of more than 50% of our outstanding common shares. Failure by Hurricane to make a repurchase offer upon the occurrence of a change of control would constitute an event of default under the terms of the indenture pursuant to which the Senior Notes were issued.

                  On July 23, 2001, the Board set the interest rate at 12% and finalized the other terms of the Senior Notes so that they should initially trade at par. ING Barings Limited and CIBC World Markets advised that the Special Dividend be paid entirely in Senior Notes.

                  The Special Dividend was paid on August 3, 2001 to common shareholders of record on August 2, 2001. The principal amount of Senior Notes that a shareholder received was determined by multiplying the U.S. dollar equivalent of the C$4.00 dividend at the close of business on the August 2, 2001 record date by the number of shares held, subject to adjustment, to take into account any non-resident withholding tax and the payment of cash in lieu of fractional interests. The Senior Notes were redeemed on February 3, 2003.

                  In December 2002, as a result of a secondary offering, CAIH reduced its interest in the Corporation from 29.4% to 19%.

NEW LOAN FACILITY

                  On January 2, 2003, Hurricane's subsidiary, HKM, entered into a $225 million export financing agreement with a consortium of European banks comprised of Natexis Banques Populaires, BNP Paribas and ING Bank. This loan facility has a maturity of four years and is repayable in installments. As of March 31, 2003 $190 million has been drawn dawn. It has not been proposed to make any further drawings. In December 2002, HKM repaid in full a previous export loan for its remaining outstanding amount of about $52 million.

EUROBOND ISSUE

                  On February 12, 2003, Hurricane's subsidiary, Hurricane Finance B.V., issued a $125 million 9.625% Eurobond due February 12, 2010. Hurricane Finance B.V. is Hurricane's financing subsidiary and is incorporated under the laws of the Netherlands. The bonds are unconditionally guaranteed by the parent holding company, Hurricane, and the two principal operating subsidiaries, Hurricane Kumkol Munai OJSC and Hurricane Oil Products OJSC.

RECENT DEVELOPMENTS

KAM PIPELINE AND DEVELOPMENTS

                        The CPF and other production facilities have been refurbished to increase total fluid handling capacity from 190,000 bfpd to over 300,000 bfpd. We believe there is substantial unutilized capacity in the government controlled central pipeline. This combination of facilities and pipelines allows for production growth and the development of additional reserves without the need for new transportation infrastructure. In addition, the KAM pipeline, will provide an alternative transportation route directly to one of the rail networks we use for exporting oil. The KAM fields will be connected to Kumkol and to a rail loading facility to the south west at Dzhusaly by this 177 km, 16-inch oil pipeline due for commissioning at the end of the second quarter of 2003. This facility, which includes pumping stations and rail loading systems, will initially be capable of transporting 140,000 bopd.

GAS UTILIZATION PROJECT

                  Hurricane is constructing a 55 megawatt power plant in the Kumkol field to use associated produced gas from Kumkol South, South Kumkol and Kumkol North fields. Total cost of the plant is estimated to be $35 million which will be shared with Turgai Petroleum. The plant will provide stable electricity for the field operations, increasingly important as there is more reliance on artificial lift pumps, and will provide excess electricity for sale to Kyzylorda city and credit for Shymkent refinery usage. The plant should be commissioned during the third quarter of

2003. In addition, as a joint venture partner in the Akshabulak fields, Hurricane is participating in a project to provide natural gas to the Kyzylorda region.

SHYMKENT VACUUM DISTILLATION UNIT

                  During 2002, work commenced on the Vacuum Distillation Unit ("VDU"). This project is expected to be completed by the third quarter of 2003. The VDU will permit the Shymkent refinery to produce Vacuum Gasoil ("VGO"). VGO is high value product and is a highly sought after product by refineries with catalytic cracking units where the VGO can be converted into gasoline and diesel. This will substantially improve the economic yield of the Shymkent refinery by further reducing the mazut yield.

                           BUSINESS OF THE CORPORATION

                  The Corporation is an independent international energy group engaged in the exploration, development and refining of oil and natural gas and the marketing of crude oil and refined products in Kazakhstan.

OIL AND GAS EXPLORATION AND DEVELOPMENT OPERATIONS

PRINCIPAL OIL AND GAS PROPERTIES

                  The Corporation's oil and gas exploration and production operations are located in the 80,000 square kilometre South Turgai Basin in South Central Kazakhstan approximately 1,300 kilometres west of Almaty. The Corporation has interests in 11 fields, of which seven are on continuous production (Kumkol South, South Kumkol, Kumkol North, Kyzylkia, Akshbulak, Aryskum and Maibulak) and four are on test and approval (East Kumkol, Nurali, Aksai and North Nurali). The Corporation's exploration acreage consists of 340,119 acres in one exploration license. One of the fields in the development stage is contained within the area covered by the exploration license.

                  The following table lists the Corporation's oil and gas fields, reserves estimates and present worth values.

    FIELD    INTEREST  OPERATOR      GROSS       NET TO COMPANY      NET TO COMPANY     NET TO COMPANY   ESTIMATED PRESENT
                 %                  PROPERTY   PROVED PLUS RISKED  PROVED PLUS RISKED     PROVED PLUS          WORTH
                                  PROVED PLUS     PROBABLE OIL    PROBABLE OIL RESERVES     RISKED      VALUE (DISCOUNTED AT
                                     RISKED         RESERVES        POST-ROYALTY TAX     PROBABLE GAS           10%)
                                    PROBABLE    PRE-ROYALTY TAX                            RESERVES        OF FUTURE NET
                                  OIL RESERVES                                           POST-ROYALTY     PRE-TAX CASHFLOW
                                  PRE-ROYALTY                                               TAX
                                      TAX

                                  CONSTANT AND   CONSTANT AND      CONSTANT                              CONSTANT     ESCALATING
                                   ESCALATING     ESCALATING      (1)(2)(4)  (1)(2)(4)   ESCALATING       (2)(4)        (2)(4)
                                 mbbls(1)(2)(3)  mbbls(1)(2)(4)     mbbls      mbbls    bcf(1)(2)(4)       US$           US$
                                                                                                        thousands      thousand
Kumkol South    100      HKM         79,081          79,081         73,090      73,020       9.51        623,477        394,756
Kumkol North    50      Turgai      180,100          90,050         81,899      81,881       9.92        631,059        445,694
South Kumkol    100      HKM         43,520          43,520         39,121      39,110       2.40        341,020        232,439
East Kumkol(5)  80    HKM/Turgai     12,490           9,992          9,836       9,836         --         61,340         36,842
Kyzylkia        100      HKM        220,600         110,300        100,432     100,433         --        681,530        492,712
Aryskum         100      HKM         34,921          34,921         34,237      34,237         --        223,203        149,740
Maibulak        100      HKM         39,544          39,544         38,873      38,873         --        272,073        185,330
Akshabulak      50       KGM         11,931          11,931         11,573      11,573         --         54,224         29,712
Nurali          50       KGM         21,021          10,510          9,526       9,526         --         39,467         18,993
Aksai           50       KGM          5,090           2,545          2,288       2,288         --         10,369          4,440
North Nurali    100      HKM          4,905           4,905          4,832       4,832         --         22,568         13,051
Total                               653,204         437,300        405,708     405,610      21.83      2,960,327      2,003,710


Notes:

(1) Estimates of the Corporation's crude oil and natural gas reserves in the Kumkol South, Kumkol North and South Kumkol fields were prepared by McDaniel & Associates Consultants Ltd. ("McDaniel"). In addition, McDaniel consolidated data prepared by others relating to estimates of crude oil reserves in the other fields in order to produce estimates of the Corporation's crude oil reserves. See "Business of the Corporation -Oil and Gas Exploration and Development Operations - Estimates of Proved Plus Probable Reserves and Present Worth Values."

(2) Probable reserves have been reduced by the Corporation by 50% to account for risk. McDaniel, in the McDaniel Reports, did not risk adjust the probable reserves, but reduced the estimated present value of future cash flow generated therefrom by 50% to account for risk. See "Business of the Corporation - Oil and Gas Exploration and Development Opreations- Estimates of Proved Probable Reserves and Present Worth Values."

(3)      Gross property refers to the total reserves of the fields

(4)      Net to company refers to the company's interest in the field

(5)      Assumed equity, final agreements and operatorship and not concluded

                  KUMKOL FIELD. The Kumkol field, discovered in 1984 and producing since 1990, is the Corporation's principal producing property. The Corporation is producing from eight horizons, in the Cretaceous and Jurassic formations, located at depths shallower than 4,500 feet. The field is divided into two operating areas, Kumkol South and Kumkol North.

                  The Corporation owns and operates 100% of Kumkol South. Kumkol South has been fully developed. In 2002, Kumkol South produced an average of approximately 66,726 bopd from 166 producing wells. In the three months ended March 31, 2003, Kumkol South produced an average of approximately 56,676 bopd. As of January 1, 2003, estimated net proved reserves before royalty tax for Kumkol South were 71.6 mmbbls of crude oil and 8.6 bcf of natural gas.

                  The Corporation has a 50% interest in Kumkol North through Turgai Petroleum, which is the operator of the field. In 2002, Kumkol North produced an average of approximately 22,810 bopd attributable to the Corporation from 198 gross (99 net) wells. In the three months ended March 31, 2003, Kumkol North produced an average of approximately 51,417 bopd attributable to the Corporation. As of January 1, 2003, estimated net proved reserves before royalty tax for Kumkol North attributable to the Corporation were 76.4 mmbbls of crude oil and 7.78 bcf of natural gas. It is proposed that Turgai Petroleum will drill a further 27 gross development wells in this area in 2003.

                  SOUTH KUMKOL FIELD. The South Kumkol field was discovered in 1992 and has been in production since December 1997. The Corporation owns and operates 100% of the South Kumkol field. Production is from three zones in the Cretaceous and Jurassic formations located at depths shallower than 5,000 feet. In 2002, average production from the South Kumkol Field was 22,728 bopd from 21 wells. In the three months ended March 31, 2003, the South Kumkol field produced an average of approximately 30,770 bopd. As of January 1, 2003, estimated net proved reserves before royalty tax for the South Kumkol field were 39.6 mmbbls of crude oil and 2.34 bcf of natural gas.

                  AKSHABULAK FIELD. The Akshabulak field was discovered in 1988, and began production in July 1997 from the Jurassic-III formation. Through the Corporation's interests in Kazgermunai, it has a 50% interest in the field. The Corporation has no obligation to fund capital expenditures relating to the costs of the initial development phase of the central Jurassic-III formation. During 2002, the Akshabulak field produced an average of 10,800 bopd attributed to the Corporation. In 2001 production commenced from the Cretaceous formation from a single well. Production is currently being transported by pipeline to the Kumkol field where it ties into the lateral pipeline. This, in turn, connects to the West Siberia-Central Asia Pipeline (the "Central Pipeline") which delivers to the Shymkent refinery. Funding for the development of the central part of the Jurassic III formation of the Akshabulak field is obtained by Kazgermunai from shareholder loans from its shareholders other than HKM. These shareholder loans, which totalled approximately $ 66.1 million at December 31, 2001, are non-recourse to the Corporation except to the extent of its interest in Kazgermunai. Kazgermunai is restricted from paying dividends to its shareholders until all outstanding loans have been paid. In the three months ended March 31, 2003 the Akshabulak field produced an average of approximately 25,544 bopd. As of January 1, 2003, the Akshabulak field had an estimated net to the Corporation proved reserves before royalty tax of 90.2 mmbbls of crude oil.

                  KYZYLKIYA FIELD. The Corporation owns and operates 100% of the Kyzylkiya field which was discovered in 1988. Two productive zones in the Cretaceous and Jurassic formations have been identified at depths less than 5,000 feet. To date, 16 have been drilled in this field resulting in eight current productive oil wells. Production commenced in this field in August 2000. Early oil production facilities, road construction and other infrastructure projects were completed in November 2000, creating all-weather access to the Kumkol field located approximately 55 kilometres to the east. Construction of the 117 kilometer, 16 inch oil pipeline and the loading/pumping stations commenced on 19 September 2002. This pipeline connects the Kumkol CPF and the new KAM fields to a new rail loading facility at Dzhusaly, South West of the fields negating some 1,300 kilometres of pipeline and rail transportation currently in use. The facility is scheduled for commissioning at the end of the second quarter of 2003 and will be capable of initially transporting and loading into rail cars at a rate of 140,000 bopd. As of March 1, 2003, the KAM pipeline and loading station project was 82% complete. Field development has been staged to test the reservoir performance. 3D seismic has been acquired over the whole field and drilling and facilities installation continues to enhance production for optimum reserves recovery. In 2002 the Kyzylkiya field produced an average of 6,941 bopd. In the three months ended March 31, 2003 the Kyzylkiya field produced an average of approximately 6,750 bopd. As of January 1, 2002, the Kyzylkiya field had an estimated net proved reserves before royalty tax of 27.5 mmbbls of crude oil.

                  ARYSKUM FIELD. The Corporation owns and operates 100% of the Aryskum field was discovered in 1988. One productive zone in the Cretaceous formation was identified at a depth of less than 3,000 feet. To date, ten wells have been drilled in this field. In 2002 production, which averaged 4,330 bopd, wastrucked to the Kumkol field. In the three months ended March 31, 2003 the Aryskum field produced an average of approximately 7,644 bopd. As of January 1, 2003, the Aryskum field had an estimated net proved reserves before royalty tax of 27.8 mmbbls of crude oil.

                  MAIBULAK FIELD. The Corporation owns and operates 100% of the Maibulak field which was discovered in 1988 with four productive zones in the Jurassic formation identified at depths shallower than 6,000 feet. To date, eight wells in which the Corporation has an interest have been drilled in this field. In 2002 production averaged 824 bopd. This production was trucked to the Kumkol field. The proposed KAM pipeline, referred to above, will pass some 40kms to the south of this field. Maibulak will be tied into this pipeline at Aryskym. In 2001, 3D seismic surveys over the entire area of the Maibulak Field. Well tests and core studies have been completed and integrated into the development plans for this field. In the three months ended March 31, 2003 the Maibulak field produced an average of approximately 444 bopd As of January 1, 2003, the Maibulak field had an estimated net proved reserves before royalty tax of 5.7 mmbbls of crude oil.

                  EAST KUMKOL. The field was discovered in November 2000 and 5 wells have so far been drilled. Its close proximity to the main Kumkol production facilities have enabled trucked production for field evaluation. In 2002 the field produced an average of 634 bopd. The Corporation is currently developing the production plan and hydrocarbons contract, in conjunction with co-ventureer Turgai Petroleum as the field incurs into the Turgai Petroleum license area, for submission to and approval by the government authorities. This should be granted in third quarter 2003 when full development will commence. As of January 1, 2003, the East Kumkol field had an estimated net to the Corporation, proved reserves before royalty tax of 7.9 mmbbls of crude oil. Equity interest to the Corporation is assumed to be 80%.

                  NORTH NURALI: The North Nurali field was discovered in 2002 through the drilling of two exploration wells in the 260 D-1 license area. The second well gave test rates from 6 zones at depths of 1700m of up to 500 bopd. However, as the reservoir is significantly different from others in the locality and exhibits lower permeabilities the wells will be retested in 2003 after fracture stimulation to achieve maximum production rates. In addition, 3 delineation appraisal wells will be drilled to assess field reserves and 3D seismic has been acquired. Negotiations are underway for the award of the production license and all necessary government approvals. As of January 1, 2003, the North Nurali field had an estimated net proved reserves before royalty tax of 1.3 mmbbls of crude oil.

                  OTHER FIELDS. The Corporation has a 50% interest in the Nurali and Aksai fields through its interest in Kazgermunai. Delineation of these fields started in 2001 with test production of certain wells and the acquisition of

3D seismic. Kazgermunai have satisfied the capital commitments under the licenses for these fields in 2001. As of January 1, 2003, the Nurali and Aksai fields had net to the Corporation estimated proved reserves before royalty tax of 8.2 mmbbls of crude oil.

                  UNDEVELOPED ACREAGE. The Corporation owns a 100% interest in an exploration license (License 260 D1) surrounding the Kumkol field covering 341,992 acres. This license was issued in June 1997, effective as of November 1, 1996, with an expiry date of November 1, 2000. Under the terms of this license, in the case of a commercial discovery of crude oil reserves, the Corporation can apply for licenses necessary for production. The lands contained in the East Kumkol field referred to above are governed by this license. Pursuant to this license, the Corporation was required to invest $5 million in the development of lands covered by the license by November 1, 1998, and an additional $10 million by November 1, 2000. HKM's exploration contract, which was issued on August 24, 1998, also gives HKM the exclusive right to develop and explore the property. Prior to 2000, the Corporation drilled three unsuccessful wells on these lands. The Corporation's investments in connection with this drilling and in connection with seismic data that was shot in 1997 and 1998 exceeded its $5 million initial obligation. In 2000, 3D seismic was acquired and 2 exploration wells were drilled on these lands. The third well was the discovery of the East Kumkol field. Exploration wells will be drilled in this prospect in 2002. In October 1999, the Corporation applied to the Kazakhstan government to extend the November 1, 2000 deadline for the additional $10 million investment commitment and extend the expiration of this license for an additional two years. Amendments have been made and agreed for the license to run until June 2003 at which time a further and final 2 year extension can be granted. Royalties and excess profit taxes on production from these areas will be determined after commercial discovery in accordance with the relevant legislation and any future hydrocarbon contract and production license.

ESTIMATES OF PROVED PLUS PROBABLE RESERVES AND PRESENT WORTH VALUES

                  The following tables, which are derived from the reports of McDaniel (the "McDaniel Reports") on certain interests of the Corporation, set forth the Corporation's estimated proved plus probable oil and natural gas reserves in Kazakhstan and the present worth value of estimated future net pre-tax cash flows of those reserves effective as of December 31, 2002 on both an escalating and constant price assumption basis. The report of McDaniel's on a constant price basis was dated January 1, 2003 and the report of McDaniel's on an escalating price basis was dated January 1, 2003. The McDaniel Reports provide estimates of the Corporation's oil and natural gas reserves in all of its assets.

                  THE PRESENT WORTH VALUES OF THE CORPORATION'S RESERVES CONTAINED IN THE FOLLOWING TABLES MAY NOT BE REPRESENTATIVE OF THE FAIR MARKET VALUE OF THE RESERVES. ALTHOUGH THE ESTIMATES OF RESERVES AND PRESENT WORTH VALUE THEREOF CONTAINED IN THE MCDANIEL REPORTS ARE CONSIDERED REASONABLE, FUTURE PERFORMANCE MAY VARY FROM THE FORECASTS PRESENTED THEREIN AND MAY JUSTIFY EITHER AN INCREASE OR DECREASE OF RESERVES. Assumptions relating to costs, prices for future production, and other matters are summarized below and in the notes following the table. The McDaniel Reports are based, in part, on data supplied by the Corporation and, in part, on McDaniel's opinion of reasonable practice in the industry. Certain factual data was supplied to McDaniel by the Corporation and was relied on by McDaniel in preparing its reports. The data includes ownership, geological and production data, costs, contracts and relevant documents. Capital costs and drilling and workover costs were estimated by McDaniel based on information provided by the Corporation. In the absence of such data or information, McDaniel relied upon its opinion of reasonable practice in the industry.

                  Except as otherwise indicated, all calculations of estimated proved reserves are net of value added tax ("VAT") but give no effect to income taxes, excess profit taxes or other applicable taxes attributable to estimated future cash flows from the sales of oil and natural gas.

------------------------------------------------------------------------------------------------------------------------------------
                    ESTIMATED RESERVES AND PRESENT WORTH VALUE BEFORE INCOME TAX ON A ESCALATING PRICE BASIS
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          ESTIMATED PRESENT WORTH VALUE BEFORE
                                   ESTIMATED RESERVES NET TO THE CORPORATION                       INCOME TAX(1)(2)(6)
                                   ------------------------------------------   ----------------------------------------------------
                                            OIL               NATURAL GAS                                DISCOUNTED @
                                      -------------------   ------------------                    ----------------------------------
                                        PRE        POST       PRE        POST
                                      ROYALTY    ROYALTY    ROYALTY    ROYALTY
                                        TAX        TAX        TAX        TAX     UNDISCOUNTED       10%          15%          20%
                                      -------------------   ------------------   -------------  ------------------------------------
                                          (mbbls)               (bcf)                             (Dollars in Thousands)
Proved Developed Producing(4)          217,935    202,183          0         0      1,567,465   1,142,810   1,016,961      921,270
----------------------------------------------------------------------------------------------------------------------------------
Proved Undeveloped(4)                  138,341    128,297       20.3      18.7        869,789     500,756     395,158      318,133
----------------------------------------------------------------------------------------------------------------------------------
Total Proved(4)                        356,277    330,480       20.3      18.7      2,437,254   1,643,566   1,412,119    1,239,403
----------------------------------------------------------------------------------------------------------------------------------
Probable Reserves                      162,048    150,259        6.8       6.2      1,372,593     720,288     555,614      441,986
----------------------------------------------------------------------------------------------------------------------------------
Proved Plus Probable Unrisked(5)       518,327    480,739       27.1      24.9      3,809,847   2,363,854   1,967,733    1,681,388
----------------------------------------------------------------------------------------------------------------------------------
Reduction for Risk(5)                  (81,024)   (75,130)      (3.4)     (3.1)      (686,297)   (360,144)   (277,807)    (220,993)
----------------------------------------------------------------------------------------------------------------------------------
Proven Plus Probable Risked(5)         437,300    405,610       23.7      21.8      3,123,551   2,003,710   1,689,926    1,460,396
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
                      ESTIMATED RESERVES AND PRESENT WORTH VALUE BEFORE INCOME TAX ON A CONSTANT PRICE BASIS
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          ESTIMATED PRESENT WORTH VALUE BEFORE
                                   ESTIMATED RESERVES NET TO THE CORPORATION                       INCOME TAX(1)(2)(3)(7)
                                   ------------------------------------------   ----------------------------------------------------
                                              OIL               NATURAL GAS                                DISCOUNTED @
                                        -------------------   ------------------                    --------------------------------
                                          PRE        POST       PRE        POST
                                        ROYALTY    ROYALTY    ROYALTY    ROYALTY
                                          TAX        TAX        TAX        TAX     UNDISCOUNTED       10%          15%          20%
                                        -------------------   ------------------  -------------  -----------------------------------
                                          (mbbls)               (bcf)                             (Dollars in Thousands)
Proved Developed Producing(4)           217,935     202,331         0         0      2,266,199   1,686,101   1,505,442    1,365,053
------------------------------------------------------------------------------------------------------------------------------------
Proved Undeveloped(4)                   138,341     128,254      20.3      18.7      1,273,648     783,687     638,787      530,939
------------------------------------------------------------------------------------------------------------------------------------
Total Proved(4)                         356,277     330,585      20.3      18.7      3,539,847   2,469,788   2,144,230    1,895,992
------------------------------------------------------------------------------------------------------------------------------------
Probable Reserves(4)                    162,048     150,247       6.8       6.3      1,737,648     981,078     779,350      635,978
------------------------------------------------------------------------------------------------------------------------------------
Proved Plus Probable Unrisked(5)        518,324     480,832      27.1      25.0      5,277,496   3,450,866   2,923,579    2,531,970
------------------------------------------------------------------------------------------------------------------------------------
Reduction for Risk(5)                   (81,024)   (75,1273)     (3.4)     (3.1)      (686,824)   (490,539)   (389,675)    (317,989)
------------------------------------------------------------------------------------------------------------------------------------
Proven Plus Probable Risked(5)          437,301     405,708      23.7      21.9      4,408,672   2,960,327   2,533,904    2,213,481
------------------------------------------------------------------------------------------------------------------------------------

Notes:

(1) "Estimated present worth values before income tax" is the estimated present worth values of the future cash flows derived from the sale of the Corporation's estimated reserves after giving effect to estimated capital expenditures, royalties and operating and marketing expenses, but excluding any withholding taxes or other taxes on earnings. These estimates take account of Kazakhstan general and administrative expenses. The values do not necessarily represent fair market value.

(2) The Corporation's share of capital expenditures is estimated on an escalated price basis at approximately $594 million, approximately $567 million on a constant price basis, over the entire life of the fields including development of 100% of the probable reserves. This amount includes projected expenditures of $164 million, $150 million and $86 million, respectively, for the 2003, 2004 and 2005 calendar years on an escalated price basis and $163 million, $147 million and $82 million, respectively, for the 2003, 2004 and 2005 calendar years on a constant price basis.

(3) The constant price basis utilized by McDaniel assumes the continuance of current laws and regulations. In preparing its constant price basis report, McDaniel used $15.25/bbl of crude oil, the last transaction price the Corporation received for oil in 2002 and used $1.05/mcf of natural gas and assumed the Corporation would have received the same price had its other fields been producing.

         "Proved reserves" are those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

(4) "Proved developed producing reserves" are those proved reserves that are actually on production, or if not producing, that could be recovered from existing wells or facilities and where the reasons for the current non-producing status is the choice of the owner rather than the lack of markets or some other reasons. An illustration of such a situation is where a well or zone is capable but is shut-in because its deliverability is not required to meet contract commitments. Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to the Corporation's reserves in the area.

         "Proved undeveloped reserves" are those reserves expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major capital expenditure will be required.

         "Probable reserves" are those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

(5) Probable reserves have been reduced by the Corporation by 50% to account for risk. McDaniel, in the McDaniel Report, did not risk adjust the probable reserves, but reduced the estimated present value of future cash flows generated there from by 50% to account for risk.

(6) The escalated price basis assumes the continuance of current laws and regulations. The escalated product prices forecast in the McDaniel Reports represent McDaniel's best estimate of future product prices. Political and economic uncertainties in Kazakhstan and internationally may result in prices different from those used in the McDaniel Reports. The prices and escalation factors used in this escalated price basis are as follows:

                     McDaniel & Associates Consultants Ltd.
                      Summary of Escalating Price Forecasts
                                 January 1, 2003

          BRENT CRUDE PRICE      BRENT/KUMKOL DIFFERENTIAL       KUMKOL EXPORT PRICE         NATURAL
                                                                AFTER PIPELINE FEES           GAS
                                                                                             PRICE
YEAR          $US/BBL                   $ US/BBL                      $US/BBL                $/mcf
                                                                                          ----------
2003           24.50                     12.49                         12.01                 1.05
2004           22.47                     11.49                         10.98                 1.05
2005           21.34                     11.03                         10.31                 1.07
2006           21.21                     10.59                         10.62                 1.09
2007           21.68                     10.17                         11.51                 1.11
2008           22.14                      9.76                         12.38                 1.14
2009           22.61                      9.37                         13.24                 1.16
2010           23.08                      8.99                         14.08                 1.18
2011           23.54                      8.63                         14.91                 1.21
2012           24.01                      8.63                         15.37                 1.23
2013           24.47                      8.63                         15.84                 1.25
2014           24.93                      8.63                         16.30                 1.28
2015           25.40                      8.63                         16.76                 1.31
2016           25.86                      8.63                         17.23                 1.33
2017           26.42                      8.63                         17.79                 1.36
2018           26.98                      8.63                         18.35                 1.39
2019           27.54                      8.63                         18.91                 1.41
2020           28.10                      8.63                         19.47                 1.44
2021           28.66                      8.63                         20.02                 1.47
2022           29.21                      8.63                         20.58                 1.50

OIL AND GAS WELLS

                  The following table sets forth the number and status of oil wells in Kazakhstan in which the Corporation had an interest as of December 31, 2002, which are producing, or which it considers to be capable of production but which are not producing due to lack of available transportation facilities, available markets or other reasons:

                            PRODUCING WELLS            SHUT-IN WELLS(1)
    NAME OF FIELD        GROSS(2)      NET (3)     GROSS(2)       NET (3)
    -------------        --------      -------     --------       -------

Kumkol South                176           176          29            29
South Kumkol                 22            22           0             0
Kyzylkiya                    12            12           9             9
Aryskum                      10            10          14            14
Maibulak                      8             8           1             1
East Kumkol                   5             5           0             0
Kumkol North(4)             198            99          14             7
Akshabulak(5)                15             7.5         4             2
Nurali                        2             1           8             4
Aksai                         2             1           5             2.5
                         --------      -------     --------       -------
Total                       450           341.5        84            68.5


Notes:

(1) "Shut-in wells" mean wells which have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons.

(2) "Gross" wells are defined as the total number of wells in which the Corporation has an interest.

(3) "Net" wells are defined as the aggregate of the numbers obtained by multiplying each gross well by the Corporation's percentage of working interest therein.

(4) Turgai Petroleum has not satisfied its capital commitment under the development plan for Kumkol North. Failure to satisfy such capital commitment may result in cancellation of its license. See "Business of the Corporation - Oil and Gas Exploration and Development Operations - Principal Oil and Gas Properties - Kumkol Field".

(5) Kazgermunai did not satisfy the capital commitments under the licenses for these fields in 2001. The failure to satisfy the capital investment commitments with respect to these fields may result in the cancellation of these licenses. To date, Kazgermunai has received no notice from the Kazakhstan government of any intent to terminate these licenses.

DRILLING ACTIVITIES

         The following table summarizes the Corporation's drilling results for the years ended December 31, 2002 and 2001:

                                           YEAR ENDED DECEMBER 31,
                                        2002                       2001
                              --------------------------  ----------------------
                                GROSS(1)       NET(2)       GROSS(1)     NET(2)
                                --------       ------       --------     ------

    Oil wells                     70            41             53          38
    Natural Gas Wells             --            --             --          --
    Dry and abandoned              2             2              1           1
                                --------       ------       --------     ------

    Total                         72            43             54          39


Notes:

(1) "Gross" wells are defined as the total number of wells in which the Corporation has an interest.

(2) "Net" wells are defined as the aggregate of the numbers obtained by multiplying each gross well by the Company's percentage of interest therein.

PRODUCTION HISTORY

                  The following table shows the Corporation's average working interest sales volume before deduction of royalties payable to others, average netbacks received and net oil and gas capital expenditures incurred for each of the last eight fiscal quarters and the years then ended:

AVERAGE DAILY PRODUCTION

                                                                        THREE MONTHS ENDED
                                                                                                                  YEAR ENDED
                                                                                                                    DEC 31,
                                        MAR 31, 2002      JUNE 30, 2002      SEPT 30, 2002      DEC 31, 2002         2002
                                      ----------------- ------------------ ------------------  ----------------  -------------
Natural gas (mmcfd)                             --                --                  --                  --                --
Light/medium crude oil (bopd)              123,372            117,844            143,175             158,504           135,842
NGL (bopd)                                      --                --                  --                  --                --

                                      ----------------- ------------------ ------------------  ----------------  -------------
Total liquids (bopd)                       123,372            117,844            143,175             158,504           135,842


                                                                        THREE MONTHS ENDED
                                                                                                                  YEAR ENDED
                                        MAR 31, 2001      JUNE 30, 2001      SEPT 30, 2001      DEC 31, 2001     DEC 31, 2001
                                      ----------------- ------------------ ------------------  ----------------  -------------

Natural gas (mmcfd)                             --                 --                 --                  --                --
Light/medium crude oil (bopd)               89,341             99,424            104,379             110,096           100,877
NGL (bopd)                                      --                 --                 --                  --                --

                                      ----------------- ------------------ ------------------  ----------------  -------------
Total liquids (bopd)                        89,341             99,424            104,379             110,096           100,877

CRUDE OIL NETBACKS ($ PER BBL)

                                                                        THREE MONTHS ENDED
                                                                                                                  YEAR ENDED
                                        MAR 31, 2002      JUNE 30, 2002      SEPT 30, 2002      DEC 31, 2002     DEC 31, 2002
                                      ----------------- ------------------ ------------------  ----------------  -------------
Net sales price achieved                    11.71             16.11              18.58               20.21             17.20
Transportation costs                        (1.83)            (4.72)             (5.95)              (5.62)            (5.04)
Production and refining costs               (1.28)            (1.14)             (1.16)              (1.30)            (1.22)
Purchase of crude oil                          --                --                 --               (1.99)            (0.55)
Royalty                                     (1.10)            (0.85)             (1.60)              (1.22)            (1.16)
Selling costs                               (0.01)            (0.09)             (0.48)                 --             (0.23)
General and administrative                  (0.64)            (0.84)             (0.67)              (0.83)            (0.75)
                                      ----------------- ------------------ ------------------  ----------------  -------------
Net return per barrel                        6.85              8.47               8.72                9.25              8.25


                                                                        THREE MONTHS ENDED
                                                                                                                 YEAR ENDED
                                        MAR 31, 2001      JUNE 30, 2001      SEPT 30, 2001      DEC 31, 2001    DEC 31, 2001
                                      ----------------- ------------------ ------------------  ---------------- --------------

Net sales price achieved                    12.70             15.41              13.06                8.93            12.34
Transportation costs                        (1.40)            (1.67)             (1.97)              (2.47)           (1.87)
Production and refining costs               (1.19)            (1.07)             (1.08)              (1.14)           (1.12)
Purchase of crude oil                          --                --                 --                  --               --
Royalties                                   (0.74)            (1.14)             (1.51)              (1.01)           (0.96)
Selling costs                               (0.22)            (0.14)             (0.13)              (0.13)           (0.15)
General and administrative                  (0.68)            (0.76)             (0.54)              (1.04)           (0.76)
                                      ----------------- ------------------ ------------------  ---------------- --------------
Net return per barrel                        8.47             10.63               7.83                3.14             7.48



NET OIL AND GAS CAPITAL EXPENDITURES ($000'S)

                                                                          THREE MONTHS ENDED
                                                                                                                  YEAR ENDED
                                          MAR 31, 2002      JUNE 30, 2002    SEPT 30, 2002      DEC 31, 2002     DEC 31, 2002
                                         ----------------  ---------------- -----------------  ----------------  -------------

Development wells                            2,874             4,350            3,637             29,628            40,489
Facilities and equipment                    13,451            20,362           33,277                794            67,884
Exploration                                  1,814             6,604            8,513              6,571            23,502
Property acquisitions, net of                   --                --               --                 --                --
dispositions
                                         ----------------  ---------------- -----------------  ----------------  -------------
Total                                       18,139            31,316           45,427             36,993           131,875

                                                                          THREE MONTHS ENDED
                                                                                                                  YEAR ENDED
                                          MAR 31, 2001      JUNE 30, 2001    SEPT 30, 2001      DEC 31, 2001     DEC 31, 2001
                                         ----------------  ---------------- -----------------  ----------------  -------------
Development wells                               1,000             1,545            3,136              4,969            10,650
Facilities and equipment                        6,691            10,885           23,632             38,122            79,330
Exploration                                       345             1,819            3,069              5,046            10,279
Property acquisitions, net of                      --                --               --                 --                --
dispositions
                                         ----------------  ---------------- -----------------  ----------------  -------------
Total                                           8,036            14,249           29,837             48,137           100,259

LICENSING

                  The Kazakhstan government owns the crude oil and natural gas in the subsoil of Kazakhstan. It grants to producers exploration, production or exploration and production licences for fixed periods of time. When commercial discoveries are found, a producer holding an exploration or production license must negotiate a hydrocarbon contract with respect to the production zones granted in the related production license, unless a hydrocarbon contract was previously negotiated in the exploration and production license. Recoverable reserves may only be marketed from a production area by a producer following the negotiation and execution of a hydrocarbon contract. The negotiation of a hydrocarbon contract is a complex process requiring the agreement of a number of governmental ministries and preparation of economic models with financial expenditure commitments. In the event a hydrocarbon contract cannot be negotiated, a producer runs the risk of losing all rights to its exploration and/or production licenses. In addition, the producer and a governmental design institute must formulate a development plan for each field specifying detailed drilling and production targets. The development plan may be periodically modified with the approval of the Kazakhstan government in order to reflect changing circumstances. Default by a producer under the terms of a license and related hydrocarbon contract or development plan can result in the loss of a production license and related hydrocarbon contract and, accordingly, all production rights.

                  HKM holds exploration and production licenses to the Kumkol South and South Kumkol fields and the KAM Fields. Turgai Petroleum holds the exploration and production license for Kumkol North. Kazgermunai holds the exploration and production licenses for the Akshabulak, Nurali and Aksai fields. In addition, HKM holds one exploration license for undeveloped property covering a total of 340,119 acres in the South Turgai Basin. Hydrocarbon contracts for Kumkol South, Kumkol North, South Kumkol and Kyzylkia, Aryskum and Maibulak fields have been negotiated and executed. The foundation agreement for Kazgermunai, as amended and supplemented, effectively serves as the hydrocarbon contract for the Akshabulak, Nurali and Aksai fields.

                  KUMKOL NORTH FIELD. The Kumkol North exploration and production license was issued to Turgai Petroleum in December 1995, for a 25-year period. Under the license, Turgai Petroleum is required to spend at least $1.4 million on a 3D seismic survey with processing and interpretation covering a 127 square kilometre area. The 3D seismic has been completed. The hydrocarbon contract for Kumkol North was entered into on April 26, 1996, for a term expiring December 20, 2020, subject to an extension upon application by Turgai Petroleum. The hydrocarbon contract may be terminated if Turgai Petroleum is in material default of the covenants under that contract. The development plan for Kumkol North was revised in June 1999. Under the revised development plan for Kumkol North, Turgai Petroleum committed to invest a specific amount in development of the Kumkol North field. Under the HKM Share-Sale Purchase Agreement, HKM has the contractual right to have the license for Kumkol North reissued to it if the existing Kumkol North license is cancelled. The Corporation cannot provide any assurances that the license would be reissued or reissued in a timely manner to HKM or that such reissued license would be on more favourable terms than the existing Kumkol North license.

                  KUMKOL SOUTH FIELD. The exploration and production license for Kumkol South was issued to HKM in November 1996, but the period of validity is from February 1996, for a 25-year period. The hydrocarbon contract for Kumkol South was entered into in December 1996, and expires on February 1, 2021, but may be extended upon the Corporation's application. The hydrocarbon contract may be relinquished at the Corporation's option or may be terminated by the Kazakhstan government if the Corporation is in material default of its covenants under the hydrocarbon contract. Under the terms of the license, HKM is obligated to provide a program for utilization of gas. In September of 2000, HKM entered into an agreement with the Kyzylorda Oblast, Kazgermunai, a number of Kazakhstan government ministries and a number of other parties whereunder the parties agreed to cooperate with respect to determining an appropriate gas utilization program. In early 2001, the Corporation concluded discussions with Kazakhstan government authorities to arrive at a solution for the utilization of associated gas pursuant to this agreement. As a result of these discussions, the Corporation has received full government approval to install a 55 megawatt electrical power plant in the Kumkol field to use associated gas from the Kumkol South, South Kumkol and Kumkol North fields. It is anticipated that the cost of construction of the plant will be approximately $35 million. It is intended that the plant will provide stable electrical power for field operations and will provide excess electricity for sale to Kyzylorda city and a credit for Shymkent refinery power usage. The plant will be completed in the last quarter of 2003. In addition, as a joint venture partner in the Akshabulak field, the Corporation is participating in a project to provide natural gas to the Kyzylorda region. The feasibility of this project is under consideration but funds have been budgeted in 2003 for its construction.

                  SOUTH KUMKOL FIELD. The exploration and production license for the South Kumkol field was issued to HKM in December 1996. The license is for a 25 year period, of which the first two years were considered the final exploration phase, the following year was considered the field construction phase and the remaining 22 years are considered the production phase. During the final exploration phase, HKM was required to, and has satisfied its obligations to, spend at least $3.3 million and drill at least three wells with a combined depth of 5,700 meters. Under this license, HKM is obligated to provide a program for utilization of gas. The agreement referred to above with respect to the Kumkol South field is applicable to this field. It is intended that associated gas from this field will be utilized by the electrical power plant proposed to be built in the Kumkol South field. The hydrocarbon contract for the South Kumkol field was entered into on June 9, 1997, and expires on December 10, 2021 but may be extended upon the Corporation's application. The hydrocarbon contract may be relinquished at the Corporation's option or may be terminated if it is in material default of its covenants under the hydrocarbon contract.

                  AKSHABULAK FIELD. The exploration and production license for the Akshabulak field was issued to Kazgermunai for a 30-year period beginning in March 1, 1994. Although subject to adjustment, the license requires Kazgermunai to invest $200.5 million from 1996 to 2001. Kazgermunai has advised that, to date, a total of $170.5 million has been invested. The Corporation expects that the full investment commitment will be met by Kazgermunai by the end of 2002. In part to satisfy this commitment, Kazgermunai was required, as of December 31, 2001, to construct infrastructure facilities on the Akshabulak field, including a 24,300 bopd capacity pipeline, an oil collecting and processing facility with a minimum capacity of 20,000 bopd and drill 35 wells. Kazgermunai will have completed the drilling requirement in 2003. Processing facilities with a capacity of 18,000 bopd have been put in place in this field. A second phase of development has been designed to significantly increase production capacity to over 80,000 bopd. The approval for this second phase is under consideration. The foundation agreement for Kazgermunai effectively serves as the hydrocarbon contract for the Akshabulak field.

                  NURALI FIELD. The exploration and production license for the Nurali field was issued to Kazgermunai in November 1996, for a 30-year period beginning on March 1, 1994. The license, as amended in April 1999, requires Kazgermunai to incur expenditures of at least $1.0 million in 2000 and $200,000 in 2001. Kazgermunai has satisfied the capital commitments under this license. Kazgermunai must have an approved Development Plan for the Nurali field before November 15, 2002; failure to do so may result in the cancellation of the Nurali license. The foundation agreement for Kazgermunai effectively serves as the hydrocarbon contract for the Nurali field.

                  AKSAI FIELD. The exploration and production license for the Aksai field was issued to Kazgermunai in November 1996, for a 30-year period beginning March 1, 1994. The license, as amended on April 5, 1999, requires Kazgermunai to incur expenditures of at least $1.5 million in 2000 and $600,000 in 2001. Kazgermunai has satisfied the capital commitments under this license. Kazgermunai must have an approved Development Plan for the Aksai field before November 15, 2002; failure to do so may result in the cancellation of the Aksai license. There are currently no proved reserves assigned to this field. The foundation agreement for Kazgermunai effectively serves as the hydrocarbon contract for the Aksai field.

                  MAIBULAK FIELD. The exploration and production license held by Turan Petroleum for the Maibulak field was cancelled in July 1997, due to non-compliance with certain of the terms of such license. In December 1997, the Kazakhstan government reissued the license to HKM in accordance with HKM's right to receive the license under the HKM Share Sale-Purchase Agreement. The license runs for 20 years from April 12, 1997. In December 1998, the Kazakhstan government and HKM executed a hydrocarbon contract for the purposes of the Maibulak license. The Corporation had committed to drill three wells and invest $2.0 million by the end of 2000 in the Maibulak field. The Corporation applied for and received an extension for these commitments. Subsequently, the Corporation drilled two wells capable of production and obtained 3D seismic data over the entire field. The Corporation's total capital expenditures for these projects exceeded its capital commitments referred to above.

                  KYZYLKIYA FIELD. The exploration and production license held by Turan Petroleum for the Kyzylkiya field was cancelled in July 1997, due to non-compliance with certain of the terms of such license. In September 1998, the Kazakhstan government reissued the license to HKM in accordance with HKM's right to receive the license under the HKM Share Sale-Purchase Agreement. The license runs for 23 years from September 8, 1998. On June 24, 1999, the Corporation executed a hydrocarbon contract for the Kyzylkiya field with the Kazakhstan government. Pursuant to this license, the Corporation is required to invest $1 million during the initial three-year assessment stage and an additional $3.0 million in the pilot operation stage. In November of 2000, production facilities, road construction and other infrastructure projects were completed in this field, creating all-weather access to the Kumkol field. In addition, in early 2001, the Corporation acquired 135 square kilometres of 3D seismic surveys in the northern part of the field. Early oil production facilities have been installed and the Corporation's total capital expenditures for these projects exceeded its capital commitments referred to above.

                  ARYSKUM FIELD. The exploration and production license for the Aryskum field held by Turan Petroleum was cancelled in July 1997, due to non-compliance with certain of the terms of such license. The license was issued to HKM in September 1998 in accordance with HKM's right to receive the license under the HKM Share Sale-Purchase Agreement. The license runs for 20 years from September 8, 1998. In June 1999, the Corporation executed a hydrocarbon contract for the Aryskum field with the Kazakhstan government. Under this license, the Corporation is required to invest $4.0 million over the term of the license for the recompletion and testing of existing wells, as well as the reperformance of seismic work and the drilling of new wells. The "technological scheme" for development of the Aryskum field has been completed and approved by appropriate Kazakhstan regulatory authorities. In 2001, 3D seismic data was acquired by the Corporation over the entire field. In addition, the construction of a road from the Aryskum field to the Kyzlkiya field has been completed. Capital expenditures in the Aryskum field to date are approximately $2.9 million.

                  UNDEVELOPED ACREAGE. The Corporation owns a 100% interest in one exploration license (License 260 D1) surrounding the Kumkol field covering 340,119 acres. For a description of this license and the activities of the Corporation related to the undeveloped acreage therein, see "Business of the Corporation - Oil and Gas Exploration and Development Operations - Principal Oil and Gas Properties". In addition to 260 D1, the Corporation is finalising the ownership and contract for Exploration License 952. The acquisition of 3D seismic and the drilling of 1 well under this license should be accomplished in 2003.

ROYALTY PAYMENTS

                  Royalties are payable quarterly or monthly, depending upon the particular hydrocarbon contract, to the Kazakhstan government in cash or in-kind at the option of the Kazakhstan government. The following table sets forth the royalties for each of the Corporation's fields:

           NAME OF FIELD                                                 ROYALTY
------------------------------------ ----------------------------------------------------------------------------------
Kumkol South(1)Akshabulak,           -    3% on first 500,000 tonnes of cumulative annual production
Nurali and Aksai fields              -    6% on next 500,000 tonnes of cumulative annual production
                                     -    10% on next 500,000 tonnes of cumulative annual production
                                     -    15% on cumulative annual production in excess of 1.5 million tonnes
Kumkol North(3)                      -    9% of production
South Kumkol field(2)                -    10% of  production,  plus an excise  tax of(euro)7 per  tonne  for  domestic crude oil sales
Maibulak field                       -    3% on first  350,000  tonnes of  cumulative  annual  production  plus an excise tax of(euro)2 per tonne for domestic crude oil sales
                                     -    4% on next  150,000  tonnes  of  cumulative  annual  production  plus an excise tax of(euro)2 per tonne for domestic crude oil sales
                                     -    6% on cumulative  annual  production in excess of 500,000 tonnes plus an excise tax of(euro)2 per tonne for domestic crude oil sales
Kyzylkiya field                      -    1.5% on first 1,600,000 tonnes of aggregate cumulative  production from the date of the hydrocarbon contract
                                     -    2% on next 1,600,000 tonnes of aggregate cumulative production
                                     -    2.5% on aggregate cumulative production above 3,200,000 tonnes
Aryskum field                        -    1.5% on first 3,400,000 tonnes of aggregate cumulative  production from the date of the hydrocarbon contract
                                     -    2% on next 3,400,000 tonnes of aggregate cumulative production
                                     -    2.5% on aggregate cumulative production above 6,800,000 tonnes


Note:

(1) The Corporation paid a production bonus of $5,000,000 in 1999 and $5,000,000 in 2001 to the Kazakhstan government because it reached cumulative production of 5,000,000 and 10,000,000 tonnes of crude oil from the Kumkol South field. A further production bonus payment of $5,000,000 will be required to be paid once cumulative production from the Kumkol South field reaches 15,000,000 tonnes of crude oil which is anticipated to occur during 2002.

(2) The Corporation paid a production bonus of $500,000 in 2000 to the Kazakhstan government because it reached cumulative production of 1,000,000 tonnes of crude oil from the South Kumkol field. Further bonuses of $500,000 each will be required to be paid once cumulative production from the South Kumkol field reaches 2,000,000, 3,000,000 and 4,000,000 tonnes of crude oil which are anticipated to occur during 2002, 2003, and 2004, respectively.

(3) Turgai Petroleum paid a production bonus of $500,000 in 1997 and $1,000,000 in 2001 to the Kazakhstan government because it reached cumulative production of 1,000,000 and 5,000,000 tonnes of crude oil from the Kumkol North field. Further bonuses of $1,500,000 and $2,000,000 will be required to be paid once cumulative production from the Kumkol North field reaches 10,000,000, and 15,000,000 tonnes of crude oil which are anticipated to occur during 2003 and 2005, respectively.

EXCESS PROFITS TAX

                  The hydrocarbon contracts that the Corporation entered into under its production licences contain provisions for an excess profits tax. The tax rate is determined by the economic rate of return derived from the cash flows from operations in the contract area. The cash flow calculation takes into account the capital costs incurred in developing the field (in the case of HKM a portion of the purchase price the Corporation paid for the shares of HKM is allowed as a deduction) as well as ongoing revenues, capital costs, royalties and operating costs and an allocation of overhead costs. An allocation of the corporate income tax is deducted in arriving at cash flow and any "excess profits tax" paid in respect of the previous year is deducted in the current year.

                  The tax base is the taxable income for corporate tax minus the corporate tax liabilities in the current year and excess profits tax liabilities from the previous year.

                  The excess profits tax for Kumkol South is payable in a given year at a rate which varies with the internal rate of return achieved in that year in accordance with the following table:

             INTERNAL RATE OF RETURN        EXCESS PROFITS TAX RATE
         ------------------------------    --------------------------
         less than 20%                                   --
         between 20% and 25%                              5%
         between 25% and 30%                             10%
         between 30% and 35%                             20%
         in excess of 35%                                30%


                  The hydrocarbon contract with respect to Kumkol North provides the following excess profits tax rates:

             INTERNAL RATE OF RETURN        EXCESS PROFITS TAX RATE
         ------------------------------    --------------------------
         less than 20%                                   --
         between 20% and 25%                             20%
         between 25% and 30%                             30%
         in excess of 30%                                50%


                  The hydrocarbon contracts with respect to the South Kumkol field and the KAM Fields provide for the following excess profits tax rates:

             INTERNAL RATE OF RETURN        EXCESS PROFITS TAX RATE
         ------------------------------    --------------------------
         less than 20%                                   --
         between 20% and 22%                              4%
         between 22% and 24%                              8%
         between 24% and 26%                             12%
         between 26% and 28%                             18%
         between 28% and 30%                             24%
         in excess of 30%                                30%


                  The foundation agreement for Kazgermunai effectively provides for a tax on the profits of Kazgermunai with respect to its operations in the Akshabulak, Nurali and Aksai fields. The foundation agreement provides for taxes of: (i) 25% on annual profits of Kazgermunai up to $20.0 million, (ii) 30% on annual profits of Kazgermunai between $20.0 million and $30.0 million, (iii) 35% on annual profits of Kazgermunai between $30.0 million and $40.0 million and
(iv) 40% on annual profits of Kazgermunai exceeding $40.0 million.

DOWNSTREAM OPERATIONS: REFINING, MARKETING AND TRADING

                  The quality of the Corporation's oil properties in Kazakhstan have allowed the Corporation to increase its production from an average of approximately 44,000 bopd in its year ended June 30, 1997 to 135,842 bopd in its year ended December 31, 2002. However, dependence on a single customer prior to 2001, the Shymkent refinery, for the sale of its oil production was a major strategic weakness, restricting production, preventing the Corporation from achieving an optimum price for its crude oil and compromising the achievement of its growth potential. As a result, the management of the Corporation determined that it was imperative that the Corporation's upstream oil and gas be combined with the Shymkent refinery, which was completed in March 2001.

                  The Shymkent refinery, which is the newest refinery in Kazakhstan and strategically located to serve most densely populated areas of Kazakhstan, other assets acquired through the HOP Acquisition include a marketing and trading operation comprised of a network of distribution centers along with several retail gasoline outlets. ShNOS was renamed Hurricane Oil Products in 2002 to better reflect the integrated nature of Hurricane's operations in Kazakhstan.

                  The downstream organization is accountable for maximizing the value of the Corporation's crude oil production through increasing the number of options for exporting oil, reducing the cost of transporting oil to export markets, executing market-driven strategies for petroleum products marketing and trading and by optimising the performance of the Shymkent refinery.

HISTORY OF HOP

                  The Shymkent refinery was registered by the Kazakhstan government in November 1985, and its processing plants were commissioned between 1985 and 1987. In 1993, the Shymkent refinery was reorganized into the joint stock company, OJSC Shymkentnefteorgsyntez. In July 1996, the Kazakhstan government privatized HOP by selling all of its common shares of HOP to Kazvit Holdings Limited, a company affiliated with KKB. In January 1998, CAIH purchased the HOP common shares from Kazvit and all of Kazvit's obligations under the HOP privatization agreement including the capital investment commitments thereunder. Concurrent with the completion of the HOP Acquisition, the HOP privatization agreement and the obligations thereunder, including the capital investment commitments, were assigned to Hurricane. In 2002 Shymkentnefteorgsyntez was renamed Hurricane Oil Products.

THE HOP PRIVATIZATION AGREEMENT

                  As part of the HOP Acquisition, the Corporation has assumed all of the rights and obligations under the HOP privatization agreement, pursuant to which the Government of Kazakhstan privatized HOP. Under that agreement, the Corporation was required to invest, or cause HOP to invest, a minimum of the tenge equivalent of $150,000,000 on or before December 31, 2001 in capital expenditures or investments. The agreement provided that if less than all of the required investment were made by the required date, the Corporation would have been required to pay a penalty of 15% of the shortfall to the Kazakhstan government. As of December 31, 2001, the Corporation believed it had met this commitment.

                  In addition, without the consent of the Kazakhstan government, the Corporation will be prohibited from selling or otherwise disposing of its HOP common shares if the disposition would reduce its percentage ownership in HOP to less than 25% of the voting shares of HOP. The agreement also provides that, if HOP had disposed of any material assets outside of the ordinary course of business prior to December 31, 2001, then the net proceeds of the sale were to be reinvested in fixed assets of HOP as soon as reasonably possible.

CRUDE OIL TRADING AND TRANSPORTATION

                  Producers of oil in Kazakhstan are entitled to negotiate sales contracts directly with oil purchasers, thereby allowing the market to determine the price of oil. Prices depend in part on oil quality, prices of competing oils, distance to market and the value of refined products.

                  In the absence of any contrary agreement in a particular hydrocarbon contract, under Kazakhstan law, the Kazakhstan government has a right to purchase production from a producer at world market prices. The terms of the Corporation's hydrocarbon contracts for the Kumkol South and South Kumkol fields and each of the KAM Fields provide that the Kazakhstan government has the right to nominate production amounts which it wishes to buy in each year, provided that the Corporation and the Kazakhstan government agree prior to October 1st of the previous year as to the volume and pricing mechanism for amounts sought to be effectively nominated. To date, the government has not nominated or redirected any of the Corporation's production. The hydrocarbon contract for Kumkol North provides that the Kazakhstan government may prohibit the delivery of oil to certain places of destination if such delivery would interfere with the political interests of Kazakhstan. However, the government is required to agree with the operator, Turgai Petroleum, on the damages and lost commercial opportunity costs resulting thereby. To date the government has not made any such prohibition.

                  Oil produced from the Kumkol and South Kumkol fields is transported east via a 28 inch lateral pipeline extending 200 kilometres from the Kumkol field to Karakoin, Kazakhstan, where this pipeline connects with the Central Pipeline. The Central Pipeline provides access for the Corporation's crude oil to the Shymkent refinery. There is also a 20 inch pipeline which runs parallel to the 28 inch pipeline from the Kumkol and South Kumkol fields to Karakoin. The combined rated capacity for these two lateral pipelines is 350,000 bopd. In addition the Corporation is constructing a pipeline from the KAM fields to a rail loading station at Dhuzaly south west of the Turgai Basin. This new pipeline will eliminate the need to ship all crude oil for export east and south via Shymkent. In addition to providing additional transportation capacity the KAM pipeline will reduce the cost of transporting crude oil for export to the western ports by approximately $2.50 per barrel. The Corporation anticipates that both the KAM and the Central pipelines will be used for transporting crude oil for export and refining. The Corporation and its joint ventures, Turgai Petroleum and Kazgermunai, currently are the only significant shippers that are utilizing the Central Pipeline in eastern Kazakhstan. The Corporation believes that there is substantial unutilized excess capacity in the Central Pipeline. The Central Pipeline has a rated capacity of 160,000 bopd and was originally designed to carry crude oil from Russia south to Kazakhstan, Uzbekistan and Turkmenistan. The Central Pipeline provides access for the Corporation's crude oil to the Shymkent refinery.

                  Currently all oil and gas pipelines in Kazakhstan are owned by the Kazakhstan government through Kaztransoil, a subsidiary of Kazmunaigas, the state owned national oil company. The Corporation currently has access to the lateral pipelines and the Central Pipeline under a short term contract with KazTransOil, which is renewable by mutual agreement annually. The contract does not designate specific volumes available to the Corporation and provides for tariff rates established by the Kazakhstan government and controlled by the Agency for regulation of Natural Monopolies. The contract can be cancelled by either KazTransOil or the Corporation on 45 days' notice. In the HKM Share Sale-Purchase Agreement, the Kazakhstan government agreed to assist the Corporation in obtaining commitments for the transportation of oil through the Central Pipeline. In addition, under the Corporation's hydrocarbon contracts, it has a right of access to transportation, refining and storage facilities owned by the Kazakhstan government at rates and with rights of access no less favourable than those available to other producers.

                  The Corporation has the ability through swap arrangements with other oil and gas companies, to export crude oil from the Samara pipeline junction along the Russian-Druzhba Export Pipeline System to western Europe when the Urals market is attractive. In addition, the Corporation has the ability to transport its crude oil and refined products to the Black Sea by rail for export to western Europe or directly by rail to the Persian Gulf via Iran. The Shymkent refinery has rail access to Druzhba, Kazakhstan at the Kazakhstan-China border, where the Kazakhstani rail line connects with an existing Chinese rail line. In November 1997, the Corporation formed Hurricane-Dostyk, a limited liability partnership with Eastern Gate Corporation of Kazakhstan, to construct an oil transshipment terminal at Druzhba, which would facilitate exports to western China. The transshipment terminal is designed to have a throughput capacity of approximately 20,800 bopd. Construction of the terminal was suspended in late 1998. The cost of completion of the terminal will be funded 100% by the Corporation. The Corporation will control and operate the facility once it is completed. Completion of the terminal will not occur until long term contracts have been established with China.

                  During 2001, the cost of transportation from the Shymkent loading terminal increased as a result of increases in rail tariffs in Kazakhstan linked to the US Dollar/Swiss Franc exchange rate and more recently as a result of increases in world shipping rates.

                  The Corporation decided to create a specialized transportation and trading team in early 2001, in order to enable Hurricane to respond better to the challenges of logistics and the commercialization of Kumkol crude. Senior industry professionals were recruited to develop this team and this team further strengthened in 2002. The objective was to establish an independent crude trading operation and to take control of transportation issues, aiming at:

1.       Maximizing the value of the Corporation's crude oil.

2. Create new, less expensive and more reliable transportation routes and create competition amongst the logistical providers.

3. Improve financial performances through eliminating the use of trading companies and other intermediaries.

4.       Developing a consistent market positioning for Kumkol crude.

This organisation was further strengthened in 2002 through the creation of the Trading Floor where representatives of all the divisions involved in crude and product trading and transportation work closely together.

                  Transportation of crude oil to the export market remains the Corporation's largest single operating cost. One of Hurricane's most important priorities continues to be the improvement of its transportation logistics in order to maximize the Corporation's netback from crude oil exports and to provide security of access to the export market. Negotiations are continuing with various states neighbouring Kazakhstan to improve the transportation economics and the capacity of the routes. These include China, Iran, Uzbekistan, Turkmenistan and Ukraine. Contracts are in place to secure additional rented railcars and the fleet is expected to reach 3000 by the middle of 2003.

The strategy of selling direct to end users was further developed in 2002 with the first CIF sales to Italian refineries and an increase in the level of sales which were non FCA. Non-FCA sales accounted for 34% of the group's consolidated crude oil sales. The initial differentials for Non-FCA reflect the nature of the routes available for this business. The most competitive route of Aktau accounts for the majority of the FCA sales. It is anticipated that this situation will improve as the negotiations for with the neighbouring states is concluded and that this in turn should apply leverage for the FCA routes to become more competitive.

                  CPC PIPELINE

                  On October 26, 2001 Hurricane signed a Sale and Purchase Agreement with Amoco Production Company, a subsidiary of BP plc to acquire an interest in the Caspian Pipeline Consortium ("CPC") pipeline, which was due for completion during the second quarter of 2002. Despite assurances to the contrary the acquisition was challenged by one of the shareholders late in the process resulting in the withdrawal of Hurricane's offer. Nevertheless, there still exists the potential for Hurricane to acquire access to CPC through alternative mechanisms and this avenue is being actively pursued.

REFINING

                  The Shymkent refinery was commissioned between 1985 and 1987, with the completion of an atmospheric distillation unit for the initial separation of crude oil, catalytic hydro treaters for the removal of impurities from naphtha, jet and diesel fuel, and a catalytic reformer unit for the enhancement of octane levels in gasoline. This combination unit is known as the "LK-6U unit" and is the equivalent of a "topping/reforming" refinery, which is a common refining configuration that permits all basic motor and industrial fuels to be produced. The LK-6U unit's initial capacity was 6.2 million tonnes per year. In 1991, the LK-6U unit's capacity was expanded to 7.0 million tonnes per year. In 1994, a vacuum distillation unit was completed, but has never operated, and in 1997 a coke unit was almost completed before work on it was diverted to its conversion to a visbreaker. In 1997, HOP completed a condensate distillation unit which has an annual capacity of 500,000 tonnes.

                  The table below sets forth the Shymkent refinery's configuration and each unit's crude distillation capacity in tonnes per year based on Kumkol crude.

                 SHYMKENT REFINERY CONFIGURATION                 CAPACITY
       ----------------------------------------------   ------------------------
                                                         (bopd)     (Tonne/Year)
       DISTILLATION REFORMING COMPLEX:
       Atmospheric crude distillation                    144,000     7,000,000
       Gas fractionation unit                                 --       440,000
       Catalytic reformer                                 23,000     1,000,000
       CATALYTIC HYDRO TREATER:
            for Diesel Fuel                               40,000     2,000,000
            for Jet Fuel                                  13,000       600,000
            for Naphtha                                   23,000     1,000,000

       Sulphur plant                                          --         5,000
       Condensate distillation                            11,000       500,000
       UPGRADING COMPLEX:
       Vacuum distillation unit (see comment below)       67,000     3,500,000
       Visbreaker (former coker)                          20,000     1,200,000


VACUUM DISTILLATION UNIT

                  The VDU is currently being re-vamped and put into operation. The project is expected to be completed by the third quarter 2003 and will permit the production of Vacuum Gasoil (VGO). VGO is a high value product sough after be refineries with catalytic cracking facilities for further conversion to gasoline and diesel. The production of VGO will further reduce the production of mazut.

                  In addition to revenue generated from the refining and sale of product derived from acquired feed stock, the refinery also refined crude on behalf of third parties for which it derives a fee. Processing for third parties was lower in 2002 primarily as other produces elected to take their crude oil to the international export market where they could achieve better netbacks.

                  The Corporation owns two additional product storage depots in Taraz and one in Almaty. The Corporation also leases other product storage facilities and operates a number of sales, storage and distribution outlets throughout Kazakhstan. Most product deliveries and crude deliveries are made by rail in railcars provided by the state-owned railway or third parties.

                  Crude oil production from the Corporation's producing fields are and will continue to be the primary source of crude oil for the Shymkent refinery. However the Shymkent refinery also has the potential to receive crude oil from oilfields located in west Kazakhstan which are connected to the refinery by railroad, the oil fields located in north Kazakhstan, which are connected to the refinery by railroad, the oil and natural gas fields in Uzbekistan, which are connected by railroad and the Russian oil fields, which are connected to the refinery by pipeline.

                  The profit improvement programme started in 2001 has resulted in a number of improvements generating better economic efficiency. These improvements include yield improvements through the reduction of mazut production, energy consumption improvements and the near elimination of flaring. The implementation of a Liner Programming Model will further improve the ability of the refinery to optimize its operations and meet the needs of the marketplace.

SAFETY AND ENVIRONMENTAL INITIATIVES

                  Currently, pond water and atmospheric substance emissions from "HOP" JSC are within established guidelines. "HOP" JSC complies with all the necessary ecological and licensing documents. The industrial environment within the control zone of the refinery is constantly under review so that discharges of industrial effluent, soil conditions and underground water are continuously monitored.

                  The Company is involved in several projects with a view to reducing the impact the refinery has on the environment thereby decreasing the risk of pollution:

         o Specialist ecological-hydro geological research on contamination of the underground water supply within the control zone of the refinery was conducted by RGP "South-Kazakhstan GGME". This project aims to prevent the contamination of underground water whilst re-using the same for the operation of the refinery.

         o Implementation of treated effluent from the sewage system, recycling water supply and fire control system at the refinery.

                  In addition, works on flood prevention of the Badam River are conducted. These include bank consolidation and the treatment of sewage during transfer to/from the Badam River. Safety issues and labour protection are of paramount importance at "HOP" JSC. The Company constantly strives for improvement in this area.

                  Safety is enhanced by the management operating system at the refinery. It provides:

         o Labour protection and safety by participation of all supervisory, technical and engineering employees of the company.

         o Planning and timely performance control on all automated, mechanised and manual functions.

         o Measures to reduce industrial injuries, accident and fatalities.

         o        Strict observance of safety rules in all operations.

         o Widespread use of examples, both moral and economic, why the creation of a safe working environment is important.

                  The refinery will continue to identify and implement low-cost profit improvement items. Further management skills development training is planned and aimed at increasing staff understanding of the global environment and industry-best practices. Continuous improvement through replacements of equipment and reviews of procedures and practices will ensure good equipment reliability and efficient operations.

                  In addition, a cost reduction operation is underway, following the divestiture of certain divisions, which were not part of the refinery's core business.

CRUDE OIL REVENUE OPTIMISATION

                  Depending on the market environment and international crude oil prices, the best crude oil netback for the Corporation can be obtained either by exporting crude oil or by processing the crude oil at the Shymkent refinery for sale in the domestic market. As the Corporation is a vertically integrated oil company in Kazakhstan, this enables it to find the best commercial solution at all times.

                  The planning and scheduling of the refinery is now integrated as a key component of the Corporation's corporate value chain, to maximize the value of the Corporation's crude oil production and all of the downstream activities.

PRODUCTS TRADING AND DOMESTIC MARKETING

                  The Corporation sells domestically a full range of petroleum fuel, including high quality diesel, gasoline and jet fuel. The Corporation has also introduced a new grade of relatively low octane fuel, Ai85, which is marketed as a quality alternative to the cheap fuel of blenders and other competitors. The grade is distinctively colored, bright blue, so that Kazakhstan consumers will be aware that they are buying a product of the Corporation.

                  The marketing and trading of oil products is performed through HOP by direct sales from the refinery or through a network of 7 distribution centers. Oil products are transported by railway, the tariff dependent upon the distance traveled.

                  HOP is a significant part of the oil products market in Kazakhstan accounting for approximately 50% of the domestic market needs. HOP sells between 80% to 90% of its products in the domestic market, with the remainder being sold in the export markets.

                  The Corporation believes that it has satisfactory commercial relations with clients for all of its product, sufficient flexibility in its manufacturing operations, and sufficient choice of customers and destinations for product, to be able to market its products effectively.

COMPETITION

                  The Shymkent refinery is the only refinery in the southern Kazakhstan market. The nearest competing refineries in Kazakhstan are Pavlodar and Atyrau which are both located more than 1,600 km away from Shymkent. Two additional refineries are located in Uzbekistan, one in Fergana, which is 450 km away from Shymkent, and the other in Bukhara, which is located 1,000 km from Shymkent. Because of its location, the Shymkent refinery has a cost advantage when supplying product to the local market. In addition, the two Uzbekistan refineries currently do not compete with the Shymkent refinery because the Uzbekistan market is closed and the density of population in the Syr Darya and Amu Darya valleys cause the rail network to be significantly more congested than in Kazakhstan. This creates greater logistical difficulties moving bulk oil through Uzbekistan. In addition, it is believed that the crude oil feedstock provided by the Corporation's oil fields by pipeline will create an additional advantage in supplying refined products to the southern Kazakhstan market.

                  Russia has supplied significant quantities of refined products to the Kazakhstan market from time to time. Russian refineries have supplied, on a regular basis, products which are not available or are in short supply from Kazakhstani refineries. These products include lubricants, bitumen and Ai95 gasoline and Ai98 gasoline. A Russian refinery located in Omsk supplies product to towns in northern Kazakhstan by pipeline. Russian refineries emerge as competitors in the southern Kazakhstani market primarily when supply/demand or currency imbalances or differing interpretations of applicable legal and tax requirements create opportunities for them to export bulk products into the region.

                  As discussed above, Uzbekistan currently is a closed economy and the Shymkent refinery has had little competition from Uzbekistan in the past five years. If the Uzbek market were to open up, the Corporation believes that the benefits of being able to sell products in, or source feedstock from, the Uzbek market would outweigh the risks from competition from the Uzbek refineries.

REGULATORY MATTERS

                  The Kazakhstan government has a range of powers to regulate and possibly intervene in the activities of major Kazakhstan industries, such as the Shymkent refinery. The Corporation cannot provide any assurances that in the future the Kazakhstan government will not require the Corporation to act in a manner which may be against their commercial interests or restrict the Corporation's ability to make profits, freely convert currency or pay dividends free of currency or other controls.

                  The Kazakhstan government has from time to time organized a program of support for deliveries to the agricultural sector. The purpose of this program is to provide diesel and gasoline for the use of agricultural machinery during the planting season, and arranging for payments to be made at the harvest six months later. In this program the refinery can choose in which regions or municipalities to make deliveries, it can refuse to make deliveries, and it can supply product on freely negotiated terms, including pricing terms to compensate for risk, and including the right to ask for and collect on guarantees.

                  The Agency of the Republic of Kazakhstan for the Regulation of Natural Monopolies and Protection of Competition (the "Antimonopoly Committee") under Kazakhstan law may review the business of any industry having more than 35% share of the Kazakhstan market. Since 1996 the Antimonopoly Committee has reviewed the prices of jet fuel and LPG. As a result, HOP was required to advise the Kazakhstani antimonopoly committee three months in advance of any proposed price increase. In 1999, through a number of orders of the Antimonopoly Committee, HOP was included on the Kazakh state register of companies having a dominant position in the market for (i) the supply of gasoline, diesel fuel and mazut, (ii) oil processing and (iii) the supply of oil products. As a result, twice a year HOP is required to provide certain information to the Antimonopoly Committee, including, information regarding sales and transfers of shares of HOP, information on results of financial activities and information on prices and price increases.

                  In late December 1999, the Government of Kazakhstan adopted a policy restricting the amounts of crude oil exported from Kazakhstan. Under this policy, the government has set monthly limits on the amount of crude oil that individual crude oil producers in Kazakhstan may export. In addition, under the policy, the government has restricted the ability to export crude oil to only crude oil producers in Kazakhstan.

                  As Kazakhstan is a member of the International Energy Agency, the Kazakhstan government maintains an oil stock for military and strategic purposes. The Corporation has no knowledge of any requirements for it to hold stock or contribute to strategic stock calculations in any form. No assurances can be given that the Kazakhstan government complies with the stocking requirement of the International Energy Agency or that the Corporation will not be required to assist or contribute to this stocking in the future.

INSURANCE

                  The Corporation maintains insurance coverage with respect to the Shymkent refinery against various losses at western industry levels.

NON-CORE OPERATIONS IN KAZAKHSTAN

HKM was, prior to its acquisition by the Corporation, a state-owned enterprise responsible for the development of oil reserves in the southern region of Kazakhstan. In response to the requirement to operate in a region of southern Kazakhstan, which is relatively sparsely populated and underdeveloped, HKM developed the infrastructure necessary to operate independently of other organizations. In addition, as a state-owned entity, HKM was required to carry on a number of functions not related directly to its oil production operations. As a result, HKM has engaged in transportation, construction and road building, agricultural and trading activities. The Corporation has streamlined its operations and the management of most of these activities into a more controlled and accountable structure. The HKM Share Sale-Purchase Agreement permitted the Corporation to sell these infrastructure assets.

                             MANAGEMENT OF HURRICANE

                  The name, municipality of residence and principal occupation of each of the directors and senior officers of Hurricane are as follows:

     NAME AND MUNICIPALITY
          OF RESIDENCE                       POSITIONS HELD                             PRINCIPAL OCCUPATION
 ------------------------------- ------------------------------------   ------------------------------------------------------
 Bernard F. Isautier(4)(5)(6)    Chairman of the Board, President,      Chairman of the Board, President, Chief Executive
 London, England                 Chief Executive Officer and Director   Officer and  Director of Hurricane from October 18,
                                                                        1999 to present.  Prior thereto, he was President
                                                                        and Chief Executive Officer of Chauvco Resources
                                                                        International Ltd. (an oil and gas company) to
                                                                        February, 1999.

 Marlo Thomas                    Executive Vice President               President of HOP from September 2000 to present.
 Almaty, Kazakhstan                                                     Acting President, and later President, of HKM from
                                                                        January 1, 1999 to present.  Prior thereto,
                                                                        Director, Construction, Maintenance and Transportation
                                                                        Services for HKM from March 1, 1998 to December 1998.
                                                                        Prior thereto, Field Operations Manager of the Sudanese
                                                                        State Petroleum Company from December 1996 to March 1,
                                                                        1998. Prior thereto, Manager of Operations and
                                                                        Construction of KomiArcticOil (an oil and
                                                                        gas joint venture between Gulf Canada and
                                                                        British Gas) from 1992 to December, 1996.

 Mike Azancot                    Senior Vice-President,                 Exploration Senior Vice-President, Exploration and
 London, England                 and Production                         Production of Hurricane from February 20, 2000.  He
                                                                        holds a Bachelor of Science in Mechanical Engineering and
                                                                        Master's Degree in Petroleum Engineering from Heriot
                                                                        Watt University, Edinburgh, United Kingdom. He has 24
                                                                        years of experience in oil and gas industry including
                                                                        international exploration and production. Prior to
                                                                        joining the Corporation he held key positions in
                                                                        Occidental Petroleum in the UK and China and with
                                                                        Lasmo Plc in Indonesia and the UK where he was
                                                                        General Manager for Production and Operations of
                                                                        their European and North African assets.

 Nicholas Gay                    Senior Vice-President, Finance and     Senior Vice-President, Finance and Chief Financial
 London, England                 Chief Financial Officer                Officer of Hurricane from October 1, 2001 to
                                                                        present. Prior thereto, he was Chief
                                                                        Executive Officer and President of Bitech
                                                                        Petroleum Corporation from December 2000 to
                                                                        September 2001, and Chief Financial Officer
                                                                        of

     NAME AND MUNICIPALITY
          OF RESIDENCE                       POSITIONS HELD                             PRINCIPAL OCCUPATION
 ------------------------------- ------------------------------------   ------------------------------------------------------
                                                                        Bitech Petroleum from March 1997 to March
                                                                        2000. From August 2000 to December 2001 he
                                                                        was Chief Financial Officer of PanAfrican
                                                                        Energy Corporation.

 Anthony Peart                   Senior Vice-President, General         Senior Vice-President, General Counsel and Corporate
 London, England                 Counsel and Corporate Secretary        Secretary of Hurricane from December 1, 2000 to
                                                                        present. Prior thereto he was Managing
                                                                        Director of Bula Resources (Holdings) plc
                                                                        (an oil and gas company) from 1999 to 2000.
                                                                        Prior thereto he was Managing Director of
                                                                        MMS Petroleum plc (an oil and gas company).

 Dermot Hassett                  Vice-President, Marketing and          Dermot Hassett was appointed Vice President,
 London, England                 Transportation                         Marketing and Transportation of Hurricane effective
                                                                        September 1, 2002. For two years prior to
                                                                        his appointment Mr. Hassett was Vice
                                                                        President Marketing and Trading for
                                                                        Hurricane's operating subsidiaries,
                                                                        Hurricane Kumkol Munai and Hurricane Oil
                                                                        Products based in Almaty, Kazakhstan. Mr.
                                                                        Hassett has 24 years of international
                                                                        experience in Oil and Gas Industry. Prior to
                                                                        joining Hurricane he was Business Unit
                                                                        Director of Elf Oil UK Limited, Managing
                                                                        Director of Elmgrade Ltd. Prior thereto he
                                                                        held various positions within Amoco UK Ltd.
                                                                        And Mobil Oil UK Ltd.

 Ihor Wasylkiw                   Vice-President, Investor Relations     Vice-President, Investor Relations of Hurricane from
 Calgary, Alberta                                                       March 29, 2000 to present. Prior thereto, he was
                                                                        Director, Investor Relations of Hurricane from
                                                                        August, 1998 to March, 2000. Prior thereto he was a
                                                                        senior oil and gas analyst with Research Capital
                                                                        Corporation (an investment banking firm).

 Askar Alshinbaev(1)(2)(3)       Director                               Managing Director of KKB (a Kazakh private bank).
 (4)
 Almaty, Kazahstan

 James B.C. Doak(1)(3)(4)        Director                               President and Managing  Partner, Enterprise  Capital
 Toronto, Ontario                                                       Management Inc. (a Canadian  private hedge fund) from
                                                                        1997 to present. Prior thereto, from 1994 to
                                                                        1997, he was Director of Proprietary Equity,
                                                                        Vice President and a director of
                                                                        ScotiaMcLeod Inc. (an investment banking
                                                                        firm). Director of Hurricane from 29 March
                                                                        2000 to present.

     NAME AND MUNICIPALITY
          OF RESIDENCE                       POSITIONS HELD                             PRINCIPAL OCCUPATION
 ------------------------------- ------------------------------------   ------------------------------------------------------
 Hon. Robert P. Kaplan(3)(4)     Director                               International Business Consultant. Director  of
 Toronto, Ontario                                                       Hurricane from 3 April 1995 to present.

 Jacques Lefevre(1)(2)(4)        Director                               Vice-Chairman of Lafarge S.A.(a construction
 Paris, France                                                          materials company).  Director of Hurricane from 15
                                                                        May 2001 to present.

 Louis W. MacEachern(2)(3)(4)    Director                               President, Fortune Industries Ltd. (a business
 Calgary, Alberta                                                       management consulting corporation).  Director of
                                                                        Hurricane from 20 October 1989 to present.

Notes:

(1)      Member of the Audit Committee.

(2)      Member of the Compensation Committee.

(3)      Member of the Corporate Governance Committee.

(4) The current directors of Hurricane will hold office until the next annual meeting of holders of Common Shares or until their successor is duly elected or appointed, unless their office is earlier vacated in accordance with Hurricane's By-Laws.

(5) On March 12, 1998, at a time when Mr. Isautier was a director of Wi-Lan Inc., then a private corporation, Wi-Lan Inc. and its directors agreed to a Settlement Agreement and Undertaking relating to charges by the Alberta Securities Commission that Wi-Lan Inc. violated the SECURITIES ACT (Alberta) by distributing securities without a prospectus and without an exemption from prospectus requirements being available. As part of the Settlement and Undertaking, the directors of Wi-Lan Inc. undertook with the Alberta Securities Commission to make themselves aware of the requirements of the SECURITIES ACT (Alberta), to pay C$4,000 towards the cost of the investigation and not to trade in securities of Wi-Lan Inc. for a period of 18 months from the date of the Settlement Agreement and Undertaking.

                  As at March 31, 2003, the directors and senior officers of Hurricane, as a group, beneficially owned, directly or indirectly 8,601,890 million Common Shares, constituting approximately 10.88% of the issued and outstanding Common Shares.

                                    PERSONNEL

                  As at December 31, 2002, the Corporation had 3,306 employees, 1,456 of which were employed in the Corporation's upstream oil and gas operations and 1,851 of which were employed in the Corporation's downstream operations.

                          DESCRIPTION OF SHARE CAPITAL

                  The authorized share capital of the Corporation consists of an unlimited number of Common Shares and Class B redeemable preferred shares (the "Preferred Shares"), all without nominal or par value. There are no Preferred Shares outstanding. As at March 31, 2003, there were 79,028,539 Common Shares outstanding.

COMMON SHARES

                  The holders of Common Shares are entitled to receive notice of and attend and vote at all meetings of shareholders except meetings at which only holders of a specified class of shares, other than the Common Shares, are entitled to vote. Subject to the rights attaching to the Preferred Shares, the Common Shares are entitled to such dividends as the Board may determine, from time to time. Subject to the rights of the holders of the Preferred Shares and any other class of shares ranking senior to the Common Shares, the holders of Common Shares are entitled to receive and to participate rateably with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding up of Hurricane (whether voluntary or involuntary) or any other distribution of the assets of Hurricane among its shareholders for the purpose of winding up its affairs.

PREFERRED SHARES

                  The Preferred Shares may be issued from time to time in one or more series and the Board is authorized to fix the number of shares and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series of Preferred Shares.

                  The Preferred Shares of each series rank, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding up of Hurricane (whether voluntary or involuntary) or any other distribution of the assets of Hurricane among the shareholders for the purpose of winding up its affairs, on a parity with the Preferred Shares of every other series and are entitled to preference over the Common Shares and the shares of any other class ranking junior to the Preferred Shares.

SHAREHOLDERS' AGREEMENT

                  On March 31, 2000, in conjunction with the closing of the HOP Acquisition, Hurricane and CAIH entered into the CAIH Shareholders' Agreement. The CAIH Shareholders' Agreement governs certain aspects of the relationship between Hurricane and CAIH, which is, as a result of the completion of the HOP Acquisition, Hurricane's largest shareholder. The Corporation understands that, as at March 1, 2002, CAIH held 23,942,572 Common Shares.

CAIH NOMINEES TO BOARD OF DIRECTORS

                  Pursuant to the terms of the CAIH Shareholders' Agreement, Hurricane has agreed that, in connection with each election of directors of Hurricane during the term of the CAIH Shareholders' Agreement, Hurricane will nominate for election to its Board those persons designated by CAIH who meet the qualification requirements to serve as a director under the ABCA. The number of persons that CAIH may designate for nomination to the Board at any given time will be equal to the product of (i) the total number of directors constituting the entire Board at that time, multiplied by (ii) the percentage that the aggregate number of Common Shares owned by CAIH and its affiliates at that time bears to the total number of Common Shares then outstanding. In addition to the nomination by Hurricane of the CAIH designees, Hurricane will also solicit proxies for the election of the CAIH designees to the Board at the same time and in the same manner as it solicits proxies for the election of any other nominees to its Board. Messrs. Askar Alshinbayev has been designated by CAIH as its nominee to the Board.

                  The CAIH Shareholders' Agreement also provides that, without the consent of CAIH, the size of the Board during the term of the CAIH Shareholders' Agreement will not be less than three members and will not be more than nine members. The CAIH Shareholders' Agreement further provides that there will be included on each of the executive and audit committees of the Board, as well as, at CAIH's option, on each of its other committees of the Board, one director of Hurricane that is a CAIH designee.

SHARE ACQUISITION RIGHTS

                  Under the CAIH Shareholders' Agreement, CAIH is prohibited, without first obtaining the written approval of the majority of the Board, from acquiring further beneficial ownership of any Common Shares, unless it makes a take-over bid to all holders of Common Shares which results in CAIH acquiring all or part of the issued and outstanding Common Shares not beneficially owned by CAIH or it affiliates.

                  In addition, in the event that Hurricane, at any time during the term of the CAIH Shareholders' Agreement proposes to make a private placement or a public offering of Common Shares for cash, CAIH is permitted to acquire that number of securities so offered on the same terms under such private placement or public offering (including all necessary regulatory approvals) to enable CAIH to maintain, after the completion of any such offerings, the same percentage of the aggregate number of Common Shares that CAIH and its affiliates beneficially owned, on a fully-diluted basis, immediately prior to such offering.

RESTRICTIONS ON TRANSFERS

                  The CAIH Shareholders' Agreement provides that, during the term thereof, CAIH is prohibited from selling, transferring or otherwise conveying any Common Shares that it holds, from time to time, except pursuant to:

         (a) any transfer by CAIH or its affiliates pursuant to a public distribution through the facilities of the TSX (or other recognized international stock exchange on which the Common Shares are listed, and failing such listing, by way of any other public distribution and sale);

         (b) any transfer by CAIH or its affiliates to any third party provided such third party becomes bound by the terms of the CAIH Shareholders' Agreement and such third party is approved by a majority of the Board;

         (c) a transfer by CAIH or its affiliates to any arm's length third party provided that CAIH or its affiliates obtain a representation from such third party that, after giving effect to the transfer, such third party would beneficially own less than 20% of the total issued and outstanding Common Shares; or

         (d)      a transfer by CAIH to any arm's length third party:

                  (i) where the number of Common Shares so transferred is not less than 20% of the total issued and outstanding Common Shares; or

                  (ii) subject to (c) above, where such third party would, after giving effect to the transfer, beneficially own not less than 20% of the total issued and outstanding Common Shares,

                  provided that CAIH or its affiliates have, as a condition to the transfer, obtained the agreement of such third party in writing to be bound by the terms of the CAIH Shareholders' Agreement. In the event such third party thereafter makes a BONA FIDE take-over bid offer to all holders of Common Shares for the acquisition of all of the issued and outstanding Common Shares (other than those held by CAIH or its affiliates), then provided that such take-over bid satisfies certain requirements set out in the CAIH Shareholders' Agreement, such third party, following the completion of the transaction set forth in such takeover bid, will be automatically released from compliance with the CAIH Shareholders' Agreement.

VOTING MATTERS

                  With respect to shareholder voting, CAIH has the right to vote up to 20% of the then issued and outstanding Common Shares in its sole discretion. However, with respect to:

         (a) the election of persons to the Board other than persons nominated by CAIH;

         (b) the approval of "business combination transactions" that are not "fundamental changes" as those terms are defined in the CAIH Shareholders' Agreement; and

         (c) the approval of "related party transactions" as that term is defined in the CAIH Shareholders' Agreement, which have been approved by a majority of the Board,

                  CAIH shall vote, and shall cause its affiliates to vote, all of the Common Shares owned by them which constitute more than 20% of the then total issued and outstanding Common Shares in the same proportion for and against that matter as all Hurricane Common Shareholders, including CAIH and its affiliates, as a group have voted. With respect to approvals of "fundamental changes", CAIH and its affiliates will be entitled to vote all of their Common Shares in their sole discretion.

TERMINATION OF SHAREHOLDERS' AGREEMENT

                  The CAIH Shareholders' Agreement provides that it:

         (a) may be terminated by the mutual written consent of CAIH and Hurricane;

         (b) will no longer be binding upon CAIH if CAIH and its affiliates, or any other person who may become bound by the terms of the CAIH Shareholders' Agreement and its affiliates, shall have become the beneficial owner of less than 10% of the Common Shares outstanding; or

         (c) will no longer be binding upon CAIH if CAIH and its affiliates or any other person who may become bound by the terms of the CAIH Shareholders' Agreement and its affiliates, become beneficial owners of more than 50% of the Common Shares outstanding.

DIVIDEND POLICY

                  On June 15, 2001, the Board declared a special dividend of C$4.00 per share to be paid by the distribution of Senior Notes and/or cash. See "The Corporation - CAIH Offer to Acquire Hurricane Shares and Distribution". Other than such distribution, the Board has not declared and Hurricane has not paid any dividends on the Common Shares since incorporation. The indenture pursuant to which the Eurobonds were issued includes a covenant prohibiting Hurricane or its subsidiaries from paying dividends if there is a continuing default or event of default, if a default or event of default would occur as a result of such payment or if Hurricane fails to satisfy certain specified financial requirements, subject to certain exceptions set out in the indenture.

MARKET FOR SECURITIES

                  The Common Shares of the Corporation are listed and posted for trading on the Toronto Stock Exchange and the New York Stock Exchanges (the "NYSE") under the trading symbol "HHL" as well as on the Frankfurt stock exchange under the trading symbol "HHCA". The Common Shares were quoted for trading on the Nasdaq National Market ("Nasdaq") from November 19, 1997 to May 13, 1999, when they were suspended from trading on that market and subsequently removed therefrom. The Common Shares recommenced trading on Nasdaq on April 9, 2001, then ceased to trade on Nasdaq on September 11, 2002 and were listed on the NYSE on September 12, 2002.

                      INFORMATION INCORPORATED BY REFERENCE

Reference is made to: (i) the information under the heading "Management's Discussion and Analysis" contained on pages 29 through 50 of Hurricane's Annual Report for the year ended December 31, 2002 (the "Annual Report"), and (ii) the information under the heading "Reserves Reconciliation by Field" contained on page 24 of the Annual Report, which information is incorporated herein by reference.

                         SELECTED FINANCIAL INFORMATION

SUMMARY OF OPERATING RESULTS

                  The following table sets forth selected consolidated financial information of the Corporation for the three years ended December 31, 2002.

                                                  YEAR ENDED DECEMBER 31
                                              2002          2001          2000
                                              ----          ----          ----
   ($000s, except per share amounts)

Total revenue                              814,748       603,056       523,201
Net income for year                        162,568       169,340       154,930
Basic income per share(1)                     2.01          2.12          2.19
Diluted income per share(2)                   1.93          2.02          2.12

Total assets                               696,728       575,878       414,526
Net Debt                                   217,754       268,920        23,750
Cash dividends                                  --        31,830            --

Notes:

(1)      Calculated using weighted average number of Common Shares outstanding.

(2) Restated due to the adoption of new Canadian Institute of Chartered Accountants accounting standard with respect to the calculation of earnings per share.

QUARTERLY INFORMATION

                  The following table sets forth selected consolidated financial information of the Corporation for each financial quarter of the Corporation during the years ended December 31, 2002 and December 31, 2001.

                                                      THREE MONTHS ENDED(1)
                                              ($000s except for per share amounts)
                           ----------------------------------------------------------------------------
                             MAR 31, 2002       JUNE 30, 2002      SEPT 30, 2002       DEC 31, 2002
                           -----------------   ----------------- ------------------ -------------------
Total revenue                 143,331             177,398            247,962             246,057
Net income                     23,109              33,808             60,513              45,138
      Per share
          - basic                0.29                0.42               0.74                0.56
          - diluted              0.28                0.40               0.71                0.54
Total assets                  638,753             657,979            737,384             696,728

                                                      THREE MONTHS ENDED(1)
                                              ($000s except for per share amounts)
                           ----------------------------------------------------------------------------
                             MAR 31, 2001       JUNE 30, 2001      SEPT 30, 2001       DEC 31, 2001
                           -----------------   ----------------- ------------------ -------------------
Total revenue                 139,243           174,849             160,743            128,221
Net income                     55,372            44,435              46,490             23,043
      Per share
          - basic                0.69              0.56                0.58               0.29
          - diluted(2)           0.67              0.54                0.55               0.27
Total Assets                  463,451           481,776             527,153            575,878


Note:

(1) The comparability of the financial data in the above tables is affected by (i) the financial difficulties of the Corporation commencing in 1998 and continuing into 1999, (ii) the Corporation placing itself under the protection of the CCAA in 1999 and 2000 and the implementation of the CCAA Plan on March 31, 2000, and (iii) the completion of the HOP Acquisition. See "The Corporation".

(2)      As per Note 4 above.

                                LEGAL PROCEEDINGS

                  As a result of the Corporation's financial difficulties in 1998 and the second half of 1999, Hurricane and HOSI, obtained an order from the Court on May 14, 1999 pursuant to the provisions of the CCAA. Under this order, Hurricane and HOSI obtained protection from their creditors. On February 28, 2000, the Court issued an order approving the CCAA Plan and, on March 31, 2000, the CCAA Plan was implemented. See "The Corporation - The CCAA Plan". Under the terms of the initial order issued on May 14, 1999, and during its term thereof, all legal proceedings against Hurricane and/or HOSI and their respective subsidiaries were stayed and suspended by the Court. After the issuance of such initial order, all creditors of Hurricane and/or HOSI were required to file notices pertaining to any claims that they had against Hurricane and/or HOSI. Hurricane and HOSI accepted a number of these claims. However, Hurricane and HOSI are also currently disputing a number of these claims. These disputed claims are at various stages of the litigation process under Hurricane's and HOSI's CCAA Proceedings. These disputed claims will continue to be litigated under the procedure provided for in the CCAA Plan. Under the CCAA Plan, if any such claim is settled or determined by judgment of a court on or before March 31, 2005, the Corporation will pay the principal amount of the settled or judgment amount of that claim, in accordance with the CCAA Plan. Any claim that has not been settled and has not been the subject of a judgment by a court of competent jurisdiction on or before March 31, 2005, will be deemed, pursuant to the CCAA Plan, to be forever discharged and released.

                  The following are the material claims comprising those claims under the CCAA Plan which Hurricane disputed:

1. Marsa AG, a Liechtenstein registered corporation, filed a claim against Hurricane in the CCAA Proceedings claiming breach of an alleged consulting contract entered into between Marsa AG and Hurricane Kumkol Limited, one of Hurricane's indirect wholly-owned subsidiaries. Marsa AG claimed that under the contract, it was to provide general consulting services for 10 years to Hurricane Kumkol Limited in exchange for a monthly fee based upon the amount of oil production. Marsa AG also claimed that Hurricane was bound by the contract and was obligated to pay the amounts alleged to be owed to Marsa AG under the contract. Marsa AG claimed $35.0 million of which Marsa AG claimed $8.39 million was with respect to liquidated damages for breach of contract and the balance was pursuant to an alleged penalty provision in the contract which charges a penalty on unpaid amounts at a rate of 25% per month. Marsa AG also claimed for further unspecified losses and damages arising from breaches of contract. Both Hurricane and Hurricane Kumkol Limited denied the existence, validity and enforceability of the contract and denied any services were provided. The CCAA Plan, as well as an agreement entered into by Hurricane, Hurricane Kumkol Limited and Marsa AG dated February 28, 2000 (the "Marsa Agreement"), provide a cap of a maximum of $35.0 million on the amount that Hurricane or Hurricane Kumkol Limited would have been required to pay to Marsa AG in the event that all or any portion of such claim was determined to be a valid claim. In addition, it was agreed that such claim would be arbitrated in accordance with the terms of the alleged consulting contract. Arbitration proceedings before a sole arbitrator were heard in Stockholm, Sweden and the arbitrator made the following order on April 15, 2002: Hurricane and Hurricane Kumkol Limited were ordered jointly and severally to pay Marsa the amount of US$5,070,000 as fees due under the Consulting Contract together with interest calculated (but not compounded) from May 14, 1999 at the rates of 4.0% per annum until December 31, 1999; 6.25% per annum from January 1, 2000 until March 31, 2000; and thereafter 16% per annum attaching to all unpaid portions of the principal amount until full payment thereof, pursuant to the Fourth Amended and Restated Plan of Compromise and Arrangement of February 28, 2000.

2. Teragol Investments Ltd., a Cyprus Corporation, filed a claim in the CCAA Proceedings against Hurricane claiming breach of an alleged consulting contract entered into between Teragol Investments Ltd. and Hurricane. Under this agreement Teragol Investments Ltd. was purportedly to assist Hurricane in obtaining various oil and gas licenses from the Kazakhstan government. The licenses were issued to the Corporation. Teragol's total claim is for $4,415,000 for consulting fees under this contract, which includes a penalty of $2.2 million and out of pocket expenses, plus interest and costs. Hurricane disputes that any amounts are owing by it to Teragol Investments Ltd. under the alleged contract on the basis that it was entered into without authority from Hurricane, no services were performed, Hurricane received no consideration for the fees and the contract purports to provide the services of an individual who was an employee of HOSI charged to provide the same services. Hurricane disputes the penalty as not being required by the contract and not being legally enforceable under law. In addition to the above claim filed by Teragol Investments Ltd., a statement of claim in respect of this matter was filed in April 1999 by Teragol Investments Ltd. The legal action under the statement of claim was initially stayed under the CCAA Proceedings, but is now dormant.

3. Teragol Investments Ltd. filed a claim in the CCAA Proceedings against HOSI claiming breach of an alleged consulting contract between Teragol Investments Ltd. and HOSI, effective September, 1996. Teragol Investments Ltd. claims that under this contract it was to provide general consulting services in return for a monthly retainer plus other benefits. Teragol Investments Ltd.'s total claim is for $240,000 for the arrears in monthly fees which it claims are owing under the contract as well as a termination bonus purported to be provided for under the contract. This claim is disputed by HOSI as to the amount of the claim and HOSI's liability.

4. Alberta Opportunity Corporation ("AOC"), an Alberta corporation, brought a claim against Hurricane in the CCAA Proceedings with respect to amounts AOC claims are owed to it under an agreement whereby Turan Petroleum Cyprus Limited (of which Hurricane was a shareholder) agreed to pay to a third party a fee based on the revenues of the Turan Petroleum Joint Enterprise from production from the South Kumkol field and the KAM Fields. The licenses for these fields were held by the Turan Petroleum Joint Enterprise at that time. See "The Corporation - Turan Petroleum Joint Enterprise; Acquisition of CanadianOxy's Interest in Turan Petroleum". It is alleged that Hurricane guaranteed a share of the payments under the agreement to the third party. Forty percent of such fee was subsequently assigned by the third party to AOC. AOC indicates that it is claiming for a maximum of $2.4 million. Hurricane denies that it has any obligation under this agreement to AOC.

5. John Komarnicki, a Canadian citizen, and the Corporation's former director and chief executive officer brought a claim against the Corporation in the CCAA Proceedings which the Corporation disputed. Mr. Komarnicki claimed he was owed damages of up to C$2.4 million for wrongful dismissal as president and chief executive officer in October of 1998. The Corporation denies that Mr. Komarnicki was wrongfully dismissed. Mr. Komarnicki has not to date brought an action against the Corporation with respect to this matter.

                  The Corporation is vigorously defending the above claims. However, if the above claims are determined in an adverse manner against the Corporation, they could have a material adverse effect on the Corporation.

                  In addition to the above, Hurricane and/or its various subsidiaries have been named in a number of legal actions and claims in Canada, Kazakhstan and elsewhere which the Corporation believes are in the ordinary course of business. While it is not possible to estimate with certainty the ultimate legal and financial liability with respect to these proceedings, the Corporation believes that the ultimate liability, if any, arising from such actions or complaints will not have a material adverse effect on the Corporation's financial condition or its results of operations.

                      ENVIRONMENTAL REGULATION AND MATTERS

                  Extensive national, provincial, regional and local environmental laws and regulations in the jurisdictions in which the Corporation operates affect nearly all of its operations. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of these standards and establish, in certain circumstances, obligations to remediate current and former facilities and off-site locations. At the end of 1998, the Kazakhstan government changed its internal environmental regulatory structure by eliminating and combining certain ministries. The Corporation believes that, as a result of these changes, the environmental laws and regulations in Kazakhstan will become increasingly protective of the environment. As well, as new environmental laws and legislation are enacted and the old laws are repealed, interpretation, application and enforcement of the laws may become inconsistent. Compliance with existing or more stringent laws or regulations or more vigorous enforcement policies of any regulatory agency could in the future require material expenditures by the Corporation for the installation and operations of systems and equipment for remedial measures, any or all of which could have a material adverse effect on the Corporation. The Corporation can provide no assurances that it will not, or will not be required to, incur substantial or material financial obligations in connection with environmental compliance.

OIL AND GAS OPERATIONS

                  The Corporation's oil and gas operations in Kazakhstan are subject to periodic inspection by government environmental protection agencies. These inspections have resulted, from time to time, in the receipt of formal communications from these authorities detailing the Corporation's non compliance with specified environmental regulations and requiring corrective actions on its part. In many cases, these communications advise that, in the event the Corporation does not take appropriate remedial action within a required period of time, the Corporation will be subject to a number of penalties including fines and the closing of various of the Corporation's facilities. The Corporation takes all reasonable steps that it can to work with these regulatory authorities and to correct any non-compliance matters raised by these communications. However, the Corporation, from time to time, has not been able to take appropriate action within the time periods required by the regulatory authorities. To date, the applicable regulatory authorities have not taken any material action against the Corporation with respect to such matters. The Corporation cannot provide any assurances that material action will not be taken against the Corporation with respect to these issues or that the Corporation will not be required in incur substantially more expenses than it currently expects in connection with its environmental action plans.

                  The Corporation incurs recurring costs associated with managing pollution in its ongoing operations. It pays environmental user fees based on the volume of pollutants it generates, including the pollutants cited as violations by the Kzylorda Environmental Department. In general, environmental user fees are not material for emissions for which the Corporation possesses emissions permits. The Corporation believes that, in the long term, with the installation of the Kumkol electrical power plant utilizing the majority of its associated gas, and as improvements are made in waste management and pollution prevention practices, the volume of pollutants the Corporation generates will decrease. However, the amount of environmental user fees may not significantly decrease because reductions in volumes of pollutants that are generated may be offset by yearly increases in legislated environmental user fees. All material environmental permits required for the Corporation's oil and gas production operations in Kazakhstan are currently in place. The Corporation currently anticipates that its environmental user fees in the year 2002 will be $120,000, approximately 2.5 times the amount paid in 2001. The Corporation also pays fines for non-permitted discharge of wastes for which the Corporation does not have permits. Fines are levied at up to 40 times the normal environmental user fee. Failure to show progress in any of the items in the Corporation's environmental action plans could result in the cancellation or non-renewal of any environmental user permits that the Corporation currently holds or the increase in fines the Corporation incurs for pollution of the environment of up to 20 to 40 times the amounts of the normal environmental user fees. The usual practice of Kazakhstan environmental authorities in response to violations of applicable environmental protection laws and regulations appears to be the imposition of increasing fines and penalties. The Corporation's licenses and hydrocarbon contracts however, provide that significant and continuing breaches of the terms of the same, which include the requirement for compliance with applicable environmental protection laws, could result in the suspension or termination of its licenses and hydrocarbon contracts.

                  In accordance with Kazakhstan legislation, produced gas must either be used to produce energy or be re-injected. The Corporation is currently flaring approximately 96% of the gas produced from its fields. In September of 2000, HKM entered into an agreement with the Kyzylorda Oblast, Kazgermunai, a number of Kazakhstan government ministries and a number of other parties whereunder the parties agreed to cooperate with respect to determining an appropriate gas utilization program. In early 2001, the Corporation concluded discussions with Kazakhstan government authorities to arrive at a solution for the utilization of associated gas pursuant to this agreement. As a result of these discussions, HKM will install a 55 megawatt electrical power plant in the Kumkol field to use associated gas from the Kumkol South, South Kumkol and Kumkol North fields. It is anticipated that the cost of construction of the plant will be approximately $35 million. It is intended that the plant will provide stable electrical power for field operations and will provide excess electricity for sale to Kyzylorda city and a credit for Shymkent refinery power usage. Engineering and construction are underway and the plant will be completed in the third quarter of 2003. In addition, as a joint venture partner in the Kumkol North and Akshabulak fields, the Corporation is participating in a project to provide natural gas from the Kumkol South field to the Kyzlorda region.

                  When the Corporation begins exploration activities in a new field, at certain stages in the development of the field and every five years during the operation of the field, the Corporation must perform environmental impact assessments. The Corporation must also develop, every five years, the documentation for maximum allowable emissions to the atmosphere. The annual cost incurred in connection with these assessments varies from year to year, depending upon its exploration and development activities in that year.

                  The Corporation is not currently subject to significant expenditures in connection with the remediation of contaminated sites. The HKM Share-Sale Purchase Agreement, as well as Kazakhstan's privatization law, allocates financial responsibility for environmental damage, which occurred prior to the date the Corporation acquired HKM, to the Kazakhstan government. The Corporation, therefore, is responsible only for environmental damage which has occurred in connection with its operations since December 1996. In 1997, the Corporation hired Golder Associates, Ltd. to perform a baseline study of environmental damages of the properties acquired in the HKM Acquisition. The Kazakhstan government has reviewed the results of the phase one environmental site assessment and has requested additional clarification. The Corporation is currently working with local environmental consultants Ecotera LLP to finalize the results of the baseline study and perform the Ecological Monitoring stipulated by Order 340-P of the Ministry of Natural Resources and Environmental Protection of the ROK. The Corporation has currently identified some environmental damage that occurred before the HKM Acquisition. The Corporation believes that the Kazakhstan government will be responsible for those damages as provided for in the HKM Share Sale-Purchase Agreement and the Kazakhstan privatisation laws.

                  To date, there have been no significant releases of contaminants under the Corporation's operation of the Kazakhstan oil fields. The Corporation could incur significant liability for damages, clean-up costs and/or penalties in the event of certain discharges into the environment or environmental damage caused by non-compliance with environmental laws or regulations which occurred after the Corporation acquired HKM. Any environmental liability with respect to the Corporation's production activities could materially adversely affect the Corporation's financial condition and results of operations.

DOWNSTREAM OPERATIONS

                  Similar to the Corporation's upstream oil and gas operations, the Corporation pays environmental user fees for its downstream operations based on the volumes of pollutants it generates. The fees are generally not material for emissions for which the Corporation possesses emissions permits. However, fines can be multiplied by as high as 40 times the normal environmental user fee for those emissions for which it does not have permits. The Corporation believes that all material permits required for the operations of the Shymkent refinery are in place.

                  Kazakhstan regulations specify that a refinery should be built with a minimum protection zone of one kilometre from human habitation. The Shymkent refinery is located in the city of Shymkent's industrial zone five kilometres southeast of the residential district.

                  The crude and light oil product tanks at the Shymkent refinery are equipped with pontoons and floating roofs that reduce hydrocarbon emissions more effectively than fixed roof reservoirs. The system of oil traps and separation ponds with skimmers are designed to prevent the leakage of harmful substances and permit re-refining of recovered oil. The system returns treated water to the environment with concentrations of pollutants within the requirements of applicable laws. Other facilities utilized in the refinery include tank farms, cooling towers, rail discharge and load facilities and flare stacks which generally comply with modern environmental requirements.

                  The treated water discharged from the Shymkent refinery is sufficiently clean to discharge, but it is not potable, nor is it recommended for agricultural use. The Shymkent refinery has a permit to pump the treated water by pipeline into a settlement pond located 96 km northwest of the refinery at a site called Akdala. The refinery complies with the discharge requirements for this settlement pond.

                  The Corporation believes that there does not exist any significant environmental liabilities in connection with the operations of the Shymkent refinery prior to the HOP privatization. Although the Corporation can provide no assurances that a hidden environmental problem may not be found in the future, Kazakhstan's privatization law allocates financial responsibility for environmental damage which occurred prior to the HOP privatization to the Kazakhstan government. However, no baseline with respect to environmental damages that occurred prior to the privatisation of HOP has been established. A significant portion of the Corporation's investment budget for the Shymkent refinery is dedicated to environmental and safety operations.

                  The Corporation believes that, to date, there has been no significant amounts of contaminants released from the operation of any of HOP' assets since its privatization, including at the Shymkent refinery. However, in the event that discharges into the environment or environmental damage caused by non-compliance with environmental laws or regulations occurred after the completion of the HOP privatization or after the completion of the HOP Acquisition, the Corporation could incur significant liability for damages, clean-up costs and/or penalties as a result. Any environmental liability could have a material adverse effect on the Corporation. To date, the Corporation has not established any provisions for potential environmental liabilities for its downstream operations.

                                  RISK FACTORS

COMMODITY PRICES

                  Commodity price risk related to conventional crude oil prices is our most significant market risk exposure. Crude oil prices are influenced by such worldwide factors as OPEC actions, political events, and supply and demand fundamentals.

                  The Corporation has entered into a commodity - hedging program where it is utilising derivative instruments to manage the Corporation's exposure to fluctuation in the price of crude oil. The Corporation has entered into the following contracts with major financial institutions.


    CONTRACT AMOUNT            CONTRACT PERIOD                CONTRACT          PRICE CEILING         PRICE
                                                                TYPE                 OR               FLOOR
   (bbls per month)                                                           CONTRACTED PRICE
        187,500         January 2003 to December 2003     Zero cost collar          29.00             17.00
        75,000          January 2003 to December 2003     Zero cost collar          30.00             17.00
        112,500         January 2003 to December 2003     Zero cost collar          29.00             18.00
        75,000          January 2003 to December 2003     Zero cost collar          29.50             19.00


FCA DIFFERENTIAL / TRANSPORTATION

                  The Corporation's most significant expenditure is the FCA differential or, in the case of non-FOB sales, the cost of transportation. The construction of KAM pipeline and access to CPC and other pipelines KAM to the extent we are able to negotiate such access, will help address this issues. The completion of KAM pipeline is expected to lower costs for exported crude oil by approximately $2 to $2.50 per barrel shipped. We are also striving to open new routes with lower transportation

GOVERNMENT TAXES

                  The tax environment in the Republic of Kazakhstan is subject to change and inconsistent application, interpretation and enforcement. Non-compliance with Kazakhstan laws and regulations can lead to the imposition of penalties and interest.

                  During the year ended December 31, 2000, the Corporation was subjected to a number of detailed investigations by the tax authorities, which resulted in assessments of further taxes and penalties totaling $19.5 million. The Corporation has provided for $2.5 million in the financial statements as at December 31, 2000. The Corporation disputes the remaining assessments and believes it is fully in compliance with current tax laws and regulations. Accordingly, no further provision has been made in the financial statements.

ENVIRONMENTAL MATTERS

                  Extensive national, regional and local environmental laws and regulations in Kazakhstan affect nearly all of our operations. These laws and regulations set various standards regulating certain aspects of health and environmental quality provide for user fees, penalties and other liabilities for the violation of these standards and establish, in some circumstances, obligations to remediate current and former facilities and off-site locations. The Corporation believes it is currently in compliance with all existing Republic of Kazakhstan environmental laws and regulations. However, as new environmental laws and legislation are enacted and the old laws are repealed, interpretation, application and enforcement of the laws may become inconsistent. Compliance in the future could require significant expenditures, which may adversely effect the Corporation's operations.

CAPITAL EXPENDITURES COMMITMENT

                  Pursuant to the HKM Share Sale-Purchase Agreement with the Republic of Kazakhstan, a commitment was made to invest, in Kazakhstan, an aggregate of $280 million in capital expenditures, investments or other items that may be treated as capital assets of HKM on or before December 31, 2002. These expenditures will be used to further exploit and develop existing fields and to explore for new additional reserves to enhance future production and revenues. If the required investment is not made within the agreed time period, Hurricane may be required under the terms of the Agreement to pay a penalty of 15% of the amount not invested. As at December 31, 2001, the Corporation believes it has met this commitment. The 2001 expenditures and commitments remain subject to audit and certification by the government of Kazakhstan, under the terms of the HKM Share Sale-Purchase Agreement.

LEGAL PROCEEDINGS

                  The Corporation and its subsidiary HKM are Claimants in Arbitration Proceedings being conducted under the auspices of the International Court of Arbitration of the International Chamber of Commerce, in Paris, France. The Corporation and HKM are claiming damages in the amount of $31.5 million. The Corporation contends that the defendants, EEG-Erdgas Erdol Gmbh and RWE-DEA AG (the joint venture partners of HKM in the joint venture Kazgermunai LLP) have acted in breach of the Foundation Agreement of the Kazgermuani LLP and certain other related agreements. No amount has been recorded in the consolidated financial statements as at December 31, 2002.

                  The Corporation has been named as defendant in a claim filed by a company alleging it was retained under a consulting contract since January 17, 1997 until services were suspended in May, 1999. The liquidated principal amount claimed is, in aggregate, $6.6 million and an additional unspecified amount was claimed as an alleged penalty provision, with the total claim not to exceed $35 million. The arbitration decision has been received and the Corporation has paid $7.1 million for full settlement of the claim. The Corporation has been named as defendant in a claim filed by a company alleging breach of a consulting contract, in aggregate of $4.7 million. The Corporation believes this claim is without merit and, accordingly, no amount has been recorded in the consolidated financial statements at December 31, 2002.

                  The Corporation has been named as a defendant in a claim filed by a company alleging a breach of an agreement in the amount of $2.4 million. The Corporation believes this lawsuit is without merit and, accordingly, no amount has been recorded in the consolidated financial statements at December 31, 2002.

EXCESS PROFIT TAX

                  The Corporation through its subsidiary HKM and joint venture Turgai, is subject to excess profit tax under the terms of the hydrocarbon exploration and production contracts they have for oil and gas production. The contracts are specific to each field.

                  Excess profit tax is in addition to statutory income taxes, which are at a rate of 30%, and excess profit tax takes effect after the field has achieved a cumulative internal rate of return higher than 20% for the specific field. The excess profit tax ranges from 0% to 30% of taxable income for the year for HKM and from 0% to 50% for Turgai. The Corporation did not incur excess profits tax in 2002; it may be subject to excess profit tax for the year ended December 31, 2003 and subsequent years in certain of its fields.

FOREIGN EXCHANGE RISKS

                  The Corporation reports in U.S. dollars. Export revenues are denominated in U.S. dollars, and domestic sales of refined products and crude oil are made in the Tenge equivalent to U.S. dollars as of the date of sale. The majority of the Corporation's operating costs are denominated in Tenge. The Corporation manages this exposure by operating in manner that minimizes the need to convert between these currencies.

                  The Corporation through its Downstream operations has foreign currency exposure as the tax bases of its assets are denominated in Tenge. For Upstream operations the Corporation has the possibility to revalue the tax basis of its assets using the official annual rate of inflation through the tax stability provisions of its Hydrocarbons contracts. There is no significant forward market for the Tenge, therefore, the Corporation does not hedge this exposure.

CREDIT RISK

                  A substantial portion of the Corporation's accounts receivable are with customers in the energy industry and are subject to normal industry risk. The Corporation's sales of crude oil and refined products are supported by letters of credit issued by major financial institutions.

                             ADDITIONAL INFORMATION

                  Additional information, including information as to directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions, is contained in the Management Proxy Circular of the Corporation provided for the Annual and Special General Meeting of Shareholders of the Corporation held on May 7, 2003. Additional financial information is provided in the Corporation's Financial Statements for the year ended December 31, 2002, which are contained in the Annual Report of the Corporation for the year ended December 31, 2002.

                  When the securities of the Corporation are in the course of a distribution under a preliminary short form prospectus or a short form prospectus, upon request the Corporation will provide to any person:

1. One copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form;

2. One copy of the Corporation's audited financial statements contained in the Annual Report for the year ended December 31, 2002, together with the report of the auditors thereon, and one copy of the Corporation's most recent interim financial statements that have been filed, if any, for any period subsequent to the period covered by such audited financial statements;

3. One copy of the Corporation's Management Proxy Circular provided for the Annual and Special General Meeting of the shareholders of the Corporation held on May 7, 2003 and

4. One copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under paragraphs 1, 2 or 3 above.

                  At any other time, one copy of any of the documents referred to in paragraphs 1, 2 and 3 above shall be provided upon request to the individuals noted below with the understanding that the Corporation may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation.

                  Copies of these documents may be obtained by submitting a written or oral request to Mr. Ihor Wasylkiw, Vice-President, Investor Relations of Hurricane at Suite 1460, Sun Life Plaza, North Tower, 140 - 4th Avenue S.W., Calgary, Alberta, T2P 3N3 (telephone: 403-221-8435) or to Mr. Anthony Peart, Senior Vice-President, General Counsel and Corporate Secretary of Hurricane at Hogarth House, 31 Sheet Street, Windsor, Berkshire, SL4 1BE United Kingdom (telephone: 44 1753 410020).

                                                                      DOCUMENT 2

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


THE FOLLOWING MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OUR OPERATIONS SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS OF THE CORPORATION AND NOTES RELATING THERETO THAT ARE INCLUDED ELSEWHERE IN THIS REPORT. OUR FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH CANADIAN GAAP. CANADIAN GAAP DIFFERS IN CERTAIN SIGNIFICANT RESPECTS FROM U.S. GAAP. FOR A DISCUSSION OF THE MOST SIGNIFICANT DIFFERENCES BETWEEN CANADIAN GAAP AND U.S. GAAP PLEASE REFER TO NOTE 24 IN OUR CONSOLIDATED FINANCIAL STATEMENTS. THIS DISCUSSION AND ANALYSIS CONTAINS FORWARD-LOOKING STATEMENTS, WHICH INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THE FORWARD-LOOKING STATEMENTS.

IN OUR MANAGEMENT'S DISCUSSION AND ANALYSIS WE USE CERTAIN TERMS, WHICH ARE SPECIFIC TO THE OIL AND GAS INDUSTRY, INCLUDING "NETBACK" AND "CASH FLOW". THESE ARE NON-GAAP TERMS AND ARE DEFINED WITHIN OUR DOCUMENT. CASH FLOW IS DEFINED AS CASH GENERATED FROM OPERATING ACTIVITIES BEFORE CHANGES IN NON-CASH WORKING CAPITAL.

EXCEPT AS OTHERWISE REQUIRED BY THE CONTEXT, REFERENCE IN THIS MANAGEMENT'S DISCUSSION AND ANALYSIS TO "OUR", "WE" OR "US" REFER TO THE COMBINED BUSINESS OF HURRICANE HYDROCARBONS LTD. AND ALL OF ITS SUBSIDIARIES AND JOINT VENTURES.

ALL NUMBERS ARE IN U.S. DOLLARS UNLESS OTHERWISE INDICATED.

OVERVIEW

We are an integrated oil company that owns and operates oil and gas production and a refinery in Kazakhstan. We use the term "Upstream" to refer to the exploration for and production of oil and gas from our licenses in the South Turgai basin, Kazakhstan. We use the term "Downstream" to refer to the operations of our refinery located in Shymkent, Kazakhstan and the marketing of refined products and the management of the marketing of crude oil for Upstream.

We acquired the Shymkent refinery, through our acquisition of HOP (then known as ShNOS), in March 2000, and assumed a greater role in the management of the Kazgermunai joint venture at the end of November 2000. Accordingly, our 2002 and 2001 results reflect the inclusion of the Shymkent refinery and Kazgermunai for a full year, as compared to nine months (in the case of the Shymkent refinery) and one month (in the case of Kazgermunai) in 2000.

We have achieved record average production levels of 135,842 barrels of oil per day ("bopd") for the year and near record financial results. The year 2002 saw a significant increase in non-Free Carrier ("non-FCA") sales as compared to 2001. At the end of 2002 approximately 1.6 million barrels of non-FCA sales were incomplete and hence, included in inventory. The effect of this was to cause an estimated $13.0 million of net income to be deferred into 2003.

PRODUCTION

We derive our revenues principally from the sale of crude oil and refined products and to a lesser extent from refining crude oil on behalf of third parties, for which we receive processing fees, and production and ancillary support facilities provided to our joint venture Turgai Petroleum on a fee basis. Our results are dependent on the levels of our oil production and on prevailing prices for such production. Prices for oil are subject to large fluctuations in response to a variety of factors beyond our control.

During the year ended December 31, 2002, our production volumes totalled 49.6 million barrels or an average of 135,842 bopd, representing a 35% increase over production volumes of 100,877 bopd or 36.8 million barrels for the year ended December 31, 2001. Record export sales combined with enhanced performance from all fields led to these increases. Our production volumes increased by 20% in 2001 over 2000 production volumes of 30.69 million barrels or 84,090 bopd.

(BOPD)                                 2002            2001         2000


Field
Kumkol South                         66,726          59,585       57,571
Kumkol North                         22,810          15,876       13,697
South Kumkol                         22,728          12,968       12,476
Kyzylkiya                             6,941           2,973          343
Aryskum                               4,330              58            3
Maibulak                                824             750           --
East Kumkol                             634              --           --
Kazgermunai Fields                   10,849           8,667           --

Total                               135,842         100,877       84,090

In 2002, production increases were recorded in all fields. Major contributions came from the optimization of individual well rates in South Kumkol and Kumkol South by the installation of artificial lift and pump optimization, the continued development drilling in Kumkol North and the enhanced performance of the South Kumkol field. Two new Kumkol South free water knockout facilities, commissioned in early October, relieve water handling issues at the CPF, thereby increasing processing capacity. We currently have eight service rigs in operation throughout the producing fields that are contributing to the enhancement of daily production. These rigs are conducting artificial lift pump replacements and installations, as well as zonal isolation, recompletions and workovers.

The program of further development and production enhancement of the Akshabulak field, operated by Kazgermunai, required the installation of a new process facility in 2002. The purchase order for this new facility is being delayed by our joint venture partners, pending assurances from the government of Kazakhstan on marketing and transportation issues.

Overall, we participated in the drilling of 72 new wells during 2002, including wells drilled by our joint ventures.

SALES

During 2002, 49% of crude oil export sales were Free Carrier ("FCA") sales to third parties within Kazakhstan, normally at the rail terminal at Tekesu, adjacent to the Shymkent refinery. The price achieved for these export sales is shown net of a differential to the prevailing Brent price at the time of the sale. The differential reflects a number of factors, the most significant of which relates to rail transportation costs. Title to the crude oil passes to the buyer at the point of loading the crude into rail cars. In the tables included in our Management's Discussion and Analysis, these sales are shown as "Crude sales sold FCA".

In addition, beginning in 2001 we made our first direct sale from a Black Sea port (Batumi) on FOB ("Free On Board") terms. Under these types of sales, we arrange all transportation to the port and assume the obligations for this transportation. The sale price reflects the Brent price plus or minus a differential to the Black Sea port at the time of sale. With this type of sale, title to the crude does not pass to the buyer until the crude is loaded into an oil tanker in the respective Black Sea port. Sales contracts are also being concluded on Delivered At Frontier ("DAF") terms, where title to the crude oil passes to the buyer at the border, Cost, Insurance and Freight ("CIF") and Carriage Paid To ("CPT") terms, where title to the crude oil passes at the final destination. In the tables following, these sales are shown as "Crude sales sold non-FCA".

Revenue is recognized at the time title passes. In the case of FCA sales, we record revenue based on a provisional Brent price at the time of delivery at Tekesu, then mark to market at month end to reflect increases or decreases in prevailing Brent prices, and adjust the final price if necessary, upon delivery to the final destination by reference to the bill of lading date and the contract terms.

During the year ended December 31, 2002, 39% of crude oil export sales represented "Crude sales sold non-FCA", including exports made CIF to Italian refineries, FOB Batumi, FOB Odessa via Atyrau-Samara, CPT Novorossiisk and DAF China and Ukraine, albeit the Chinese volumes were relatively small. The remaining 12% of sales were export sales made by our joint venture Kazgermunai.

The FCA differential or, in the case of non-FCA sales, the cost of transportation, represents our largest operating cost. As we continue to increase non-FCA sales in 2003, we anticipate that crude oil revenue and transportation costs will increase significantly, even in the event that prices and volumes remain consistent with prior periods. The move to non-FCA sales is also expected to have a detrimental effect on our working capital position both through the need to prepay transportation costs and the fact that oil is held in inventory for longer periods of time. We are increasing our use of non-FCA sales as we are able to contract directly for transportation related services, thereby increasing our understanding and control of our transportation expenses, ultimately leading to improved netbacks (revenues less transportation expenses).

REFINERY OPERATIONS AND CAPACITY

Feedstock is refined into a number of products, which are generally sold domestically. The refinery also refines crude oil on behalf of third parties for a processing fee. The refinery at Shymkent has a total operating capacity of 6.6 million tonnes per year or about 51.1 million barrels per year. Crude oil feedstock for our refinery is primarily acquired from our Upstream operations, but purchases are also made from third parties.

For the year ended December 31, 2002, the Shymkent refinery processed a total of
27.1 million barrels or 74,150 bopd compared to 26.3 million barrels or 72,107 bopd in 2001. Included in this production is 1.3 million barrels refined for third parties in 2002 and 5.4 million barrels in 2001. During the nine months ended December 31, 2000, the Shymkent refinery processed 17.2 million barrels of 62,407 bopd, of which 5.5 million barrels were refined for third parties.

The refinery continues to focus on the improvement of yields while minimizing the production of lower-end and lower-value products. The production of mazut, a lower-end and lower-value product, has been reduced year over year. Mazut yield in 2002 averaged 35.9% versus 40.4% in 2001. At the end of 2002 mazut yield was 35.7% versus 42.9% at the end of 2001. The improvement is attributed to capital improvement projects and process changes including the overhaul of the main tower K-102 internals that resulted in less fractionation overlap. The refinery also increased the mazut throughput of the visbreaker unit in 2002, reducing its pour point to produce additional amounts of light, higher value products.

ROYALTIES

Royalties are levied at differing rates for each of our oil fields. The table below sets out the parameters for each field. Royalty rates remain the same throughout the term of the license.

Royalties are collected quarterly with the exception of Kumkol North, where royalties are collected monthly, and can either be paid in cash or in kind. The choice of collection method rests with the Government of Kazakhstan and can vary from quarter to quarter. Where royalties are paid in cash the crude oil to which the relevant royalty percentage is applied is valued at the wellhead. Where royalties are taken in kind, the Government pays all related costs of transporting the crude from our CPF.

                                             Annual Production    Effective Average Royalty Rate
                                              at which Maximum
Field                           Range  Royalty Rate is Charged          2002           2001    2000
Kumkol South              3.0 - 15.0%             11.62 mmbbls         10.9%          10.4%   10.2%
Kumkol North                     9.0%                     Flat          9.0%           9.0%    9.0%
South Kumkol                    10.0%                     Flat         10.0%          10.0%   10.0%
Kyzylkiya                  1.5 - 2.5%             24.8 mmbbls*          1.5%           1.5%    1.5%
Aryskum                    1.5 - 2.5%             52.7 mmbbls*          1.5%           1.5%      --
Maibulak                   3.0 - 6.0%               3.9 mmbbls          3.0%           3.0%      --
Kazgermunai Fields        3.0 - 15.0%             11.62 mmbbls          4.5%           4.2%      --

* Royalty rate is based upon cumulative life of field production.

TAXATION

We are subject to a number of taxes in Kazakhstan including, but not limited to, income tax, excess profits tax, excise tax, land tax, property tax, transportation tax and mandatory contributions to social funds. Income is taxed at the Kazakhstani statutory rate of 30%. Excess profits tax has been negotiated with the Kazakhstani government in each hydrocarbon contract with the exception of the Kazgermunai licenses. With respect to the Kumkol South, South Kumkol and KAM fields, we are subject to excess profit tax at rates that vary from 0% to 30% based on the cumulative internal rate of return. With respect to Kumkol North, we are subject to excess profit tax at rates that vary from 0% to 50% based on the cumulative internal rate of return. We have not incurred any excess profit tax with respect to production from any of our fields. In 2003, the determination of excess profit taxes will be dependent upon crude oil prices and the level of capital expenditures.

Our Upstream operations are subject to excise tax on our domestic sales in Kazakhstan, for crude oil from the South Kumkol field, at a rate of 7.00 euros/tonne and the Maibulak field at a rate of 2.00 euros/tonne. Sales of gasoline are subject to excise tax at a rate of $29.00/tonne and diesel at a rate of $3.50 /tonne.

Within the hydrocarbon contracts for our production licenses are tax stability clauses that establish the tax regimes under which we operate. These are fixed as of the date of signing the agreement and remain in effect for the term of the agreement.

The foundation agreement for Kazgermunai provides for a tax on the profits of Kazgermunai with respect to its operations in the Akshabulak, Nurali and Aksai fields. The foundation agreement provides for taxes of: (i) 25% on annual profits up to $20.0 million, (ii) 30% on annual profits between $20.0 million and $30.0 million, (iii) 35% on annual profits between $30.0 million and $40.0 million and (iv) 40% on annual profits exceeding $40.0 million.

Kazakhstani income taxes are payable based upon financial statements prepared in accordance with Kazakhstani laws. The majority of the differences are temporary differences where an expense or revenue item is recorded for Canadian GAAP purposes in a different period than allowed under Kazakhstani law. The statutory income tax rate in Kazakhstan is 30%.

ADOPTION OF CERTAIN ACCOUNTING STANDARDS

Effective January 1, 2000, we adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to future income taxes. Under this recommendation, future income tax assets and liabilities are computed based upon temporary differences between the accounting and taxation basis of assets and liabilities. On January 1, 2000, we recorded a future income tax asset of $19.1 million on the basis that realization of such asset is more likely than not. The restatement was applied retroactively without restatement of prior year figures. This increased retained earnings at January 1, 2000 by $19.1 million.

Effective January 1, 2001 we adopted the new recommendation of the CICA with respect to net income per share. The comparative diluted net income per share amounts for the year ended December 31, 2000 have been restated, to give effect to the new recommendation (Note 2 of the Consolidated Financial Statements).

We adopted the recommendations of the CICA regarding stock-based compensation. We elected to use the intrinsic value method in accounting for stock options and to disclose the pro forma results of using the fair value method (Note 16 of the Consolidated Financial Statements).

RESULTS OF OPERATIONS

For the year ended December 31, 2002 we generated $162.6 million of net income and $216.8 million of cash flow. This represents basic net income per share of $2.01 and basic cash flow per share of $2.68 for the year. The comparable figures for 2001 were net income of $169.3 million or $2.12 basic net income per share and $200.3 million of cash flow with basic cash flow per share of $2.51.

2002 saw a significant increase in non-FCA sales as compared to 2001. At the end of 2002 approximately 1.6 million barrels of non-FCA sales were incomplete and hence, included in inventory. The effect of this was to cause an estimated $13.0 million of net income to be deferred into 2003.

REVENUE, PRODUCTION AND SALES

Total revenue was $814.7 million for the year ended December 31, 2002, which represented an increase of $211.6 million over total revenue of $603.1 million for the year ended December 31, 2001. Our increase in total revenue is due to a $228.1 million increase in crude oil revenue offset by a $7.0 million decrease in refined products revenue and a decrease in processing fees and interest and other income. Our crude oil revenue increased because of our increased production, higher crude oil export prices and due to our increasing use of non-FCA sales.

UPSTREAM

Upstream production averaged 135,842 bopd for 2002, 100,877 bopd for 2001 and 84,090 bopd for 2000. The tables below set out total production and sales from our Upstream operations.

The following table sets out total production figures from Upstream operations for the years ended December 31.

(mmbbls)                                           2002           2001          2000
Opening inventory of crude oil                     0.70           0.39          0.04
Production                                        49.58          36.82         30.69
Crude oil purchased from third parties             0.68             --          0.08
Crude oil purchased from joint ventures (50%)      2.92             --            --
Sales or transfers                               (51.08)        (36.47)       (30.38)
Pipeline losses                                   (0.08)         (0.04)        (0.04)

Closing inventory of crude oil                     2.72           0.70          0.39

The following table sets out total crude oil sales volumes from Upstream operations for the years ended December 31.

                                                         2002                   2001                2000
                                                 mmbbls         %   mmbbls         %   mmbbls          %
Crude oil exports                                 25.89      50.7    18.15      49.8     1.08        3.6
Crude oil transferred to downstream               16.82      32.9    10.83      29.7     6.83       22.5
Crude oil transferred to downstream
and exported                                         --        --     0.15       0.4     9.58       31.5
Crude oil transferred to downstream
by joint ventures (50%)                            4.39       8.6     4.83      13.2     1.80        5.9
Crude oil sold to HOP in Quarter 1, 2000             --        --       --        --     6.29       20.7
Royalty payments                                   3.48       6.8     1.69       4.7     1.32        4.3
Crude oil domestic sales                           0.50       1.0     0.82       2.2     3.48       11.5

Total crude oil sales or transfers                51.08     100.0    36.47     100.0    30.38      100.0

Total consolidated revenue from crude oil sales amounted to $481.1 million in 2002, $253.0 million in 2001 and $301.2 million in 2000.

The increase in 2002 resulted from the increased volumes of crude oil sales from
20.8 million barrels at an average price of $12.16/bbl in 2001 compared to 29.9 million barrels at an average price of $16.11/bbl in 2002. The major reason for the increase in both volumes and average price is due to the shift to non-FCA sales (10.2 million barrels sold in 2002 at the average price of $22.70/bbl compared to 0.4 million barrels sold in 2001 at the average price of $17.72/bbl). Without non-FCA sales, crude oil sales in 2002 are consistent with 2001 (19.7 million barrels at the average price of $12.68/bbl in 2002 compared to 20.4 million barrels at the average price of $12.05/bbl in 2001).

The reduction of crude oil sales of $48.2 million in 2001 compared to 2000 was due to a decrease in volume of 940,000 barrels from 21.8 million barrels in 2000 and a decrease in the average prices realized from $13.85/bbl in 2000 to $12.16/bbl in 2001.

Total crude oil revenue can be analysed as follows:

                                        Quantity    Net Realized
                                            Sold           Price       Revenue
                                        (mmbbls)         ($/bbl)       ($000's)

2002
Crude sales sold FCA                       12.74           13.48       171,711
Crude sales sold non-FCA                   10.21           22.70       231,766
Kazgermunai export sales                    2.94           14.22        41,813
Royalty payments                            3.48            9.27        32,247
Crude oil domestic sales                    0.50            7.15         3,577

Total                                      29.87           16.11       481,114

2001
Crude sales sold FCA                       15.58           11.34       176,720
Crude sales sold non-FCA                    0.39           17.72         6,910
Kazgermunai export sales                    2.33           18.16        42,307
Royalty payments                            1.69           11.38        19,232
Crude oil domestic sales                    0.82            9.53         7,812

Total                                      20.81           12.16       252,981

2000
Crude sales sold FCA                       10.66           19.52       208,078
Royalty payments                            1.32            8.60        11,358
Crude oil domestic sales                    9.77            8.37        81,780

Total                                      21.75           13.85       301,216


DOWNSTREAM

We acquired the Shymkent refinery on March 31, 2000. The comparative numbers in the tables for 2000 include only the nine months from the date of acquisition.

The refinery has a total design operating capacity of 6.6 million tonnes per year or the equivalent of approximately 51.1 million barrels per year. However, due to the size of the available market for refined products in Kazakhstan, the refinery operated at 53% capacity or 27.1 million barrels in 2002, 51.5% capacity or 26.3 million barrels in 2001 and 44.8% capacity or 17.2 million barrels during the nine months of our operation of the refinery in 2000.

The crude oil feedstock for the refinery is primarily acquired from Upstream operations but purchases are also made from third parties.

The following table sets out the source of feedstock supplies for our refinery:

(mmbbls)                                         2002           2001          2000
Acquired from HKM                               16.82          10.98         16.41
Purchased from joint ventures (100%)             8.78           9.66          3.61
Purchased from third parties                       --           0.59          1.05

Total feedstock acquired                        25.60          21.23         21.07


The following table sets out the source of inventory levels of feedstock:

(mmbbls)                                           2002           2001          2000
Opening inventory of crude oil feedstock           0.34           0.08          0.19
Purchase and acquisition of feedstock             25.60          21.23         21.07
Recoverable feedstock from traps                   0.03           0.04          0.05
Feedstock sold for export                            --          (0.15)        (9.58)
Feedstock sold domestically                          --             --         (0.05)
Feedstock refined into product                   (25.77)        (20.86)       (11.60)

Closing inventory of feedstock                     0.20           0.34          0.08


The following table sets out the movement in inventory of refined product:

(mmtonnes)*                                      2002           2001          2000
Opening inventory of refined product             0.20           0.13          0.11
Refined product from feedstock                   3.09           2.55          1.46
Refined product acquired                         0.09           0.09          0.15
Refined product sold                            (3.16)         (2.55)        (1.54)
Refined product internal use and yield losses      --          (0.02)        (0.05)

Closing inventory of refined product             0.22           0.20          0.13

*The inventory of products represents a mix of products for which no unique conversion from barrels to tonnes exists. The standard conversion used for crude oil by us is 7.746 barrels to the tonne.

The crude oil feedstock is refined into a number of products, which are sold as refined products. Refined product sales revenue for 2002 was $322.0 million (2001 - $329.0 million and 9 months of 2000 - $203.7 million).

Sales of refined products in 2002 decreased by $7.0 million to $322.0 million as compared to 2001, as a result of price decreases, which were partially offset by increased volumes. Refined product sales of 3.2 million tonnes for 2002 were significantly higher than our 2.6 million tonnes in 2001. This increase in volumes was offset by a decline in the average price received (from $128.86/tonne in 2001 to $101.91/tonne in 2002). This decline occurred mainly during the first quarter of 2002 due to pressure on prices from increased Russian imports, and from mazut pricing, as there was an over supply during the export ban in the heating season from early fall to late winter. Product prices have recovered at the end of 2002.

Sales of refined products increased by $125.3 million from $203.7 million in 2000 to $329.0 million in 2001 due to an increase in sales volumes of 1.0 million tonnes, as the refinery was included for a full year in 2001 versus nine months in 2000.

The table below sets out the products sold for 2002, 2001 and 2000, the volume sold, the average price achieved and the revenue for each product.

REFINED PRODUCT REVENUE

Product Produced                            Tonnes Sold    Average Price       Revenue
                                                               ($/TONNE)      ($000'S)
2002
Gasoline                                        785,846           145.90       114,653
Diesel                                          898,003           121.15       108,796
Mazut                                         1,087,564            42.37        46,078
LPG                                             108,931            79.35         8,644
Jet fuel                                        178,695           214.82        38,388

Total self refined                            3,059,039           103.48       316,559
Resale of purchased refined products            101,023            54.23         5,478

Total refined product sales                   3,160,062           101.91       322,037

2001
Gasoline                                        548,503           207.54       113,838
Diesel                                          710,029           178.30       126,600
Mazut                                         1,045,682            50.00        52,284
LPG                                             107,079            92.71         9,927
Jet fuel                                         57,829           231.84        13,407

Total self refined                            2,469,122           128.00       316,056
Resale of purchased refined products             83,695           154.15        12,902

Total refined product sales                   2,552,817           128.86       328,958

2000
Gasoline                                        315,327           215.31        67,893
Diesel                                          433,222           185.30        80,274
Mazut                                           566,948            49.79        28,230
LPG                                              63,478            70.56         4,479
Jet fuel                                         16,637           226.30         3,765

Total self refined                            1,395,612           132.30       184,641
Resale of purchased refined products            148,752           128.31        19,087

Total refined product sales                   1,544,364           131.92       203,728

PROCESSING FEES

In addition to revenue generated from the refining and sale of product derived from acquired feed stock, the refinery also refined crude on behalf of third parties ("Tolling") for which it receives a fee. During 2002 the refinery tolled
1.3 million barrels for third parties (5.4 million barrels in 2001 and 5.5 million barrels in 2000). Third party tolling volumes decreased in 2002 as crude producers elected to export their volumes due to the higher margin for exported oil.

The table below sets out the total quantity of oil processed for third parties into refined products, the average fee charged and revenue earned.

                                      Volumes                   Processing
                                    Processed            Fee       Revenue
                                     (tonnes)       ($/tonne)     ($000's)

2002                                  171,251          15.54         2,661
2001                                  694,924          16.32        11,338
2000                                  711,368          16.71        11,884


INTEREST AND OTHER INCOME

Revenues from interest and other income decreased by $0.9 million from $9.8 million in 2001 to $8.9 million in 2002. This decrease was due to a decline in third party service fees.

Revenues from interest and other income increased by $3.4 million from $6.4 million in 2000 to $9.8 million in 2001. The increase was primarily due to an increase in third party service fees.


PRODUCTION EXPENSES

Production expenses relate to the cost of producing crude oil in the Upstream operations and production expenses were $60.6 million in 2002, $41.2 million in 2001 and $35.3 million in 2000. Based on the number of barrels of oil produced, these costs are $1.22/bbl for 2002, $1.12/bbl for 2001 and $1.15/bbl for 2000.

The absolute increase between 2002 and 2001 of $19.4 million and the per barrel increase of $0.10 is the result of the increase in production volumes of 12.7 mmbbls or 35% in 2002 and additional maintenance work required due to increasing production of formation water. Other reasons for the increase were higher insurance costs in 2002 and geophysical work, mainly bottom hole sampling.

The increase between 2001 and 2000 of $5.9 million was due to the increase in production volumes of 6 mmbbls and the inclusion of the Kazgermunai joint venture for the entire year.


ROYALTIES AND TAXES

Royalties and taxes were $58.1 million in 2002 as compared to $41.0 million for 2001 and $33.7 million for 2000.

($000's)                                  2002           2001         2000

Royalties and production bonus          47,892         35,504       31,909
Tax assessments 1998 and 1999*           5,121            573           --
Other taxes                              5,099          4,946        1,800

Royalties and taxes                     58,112         41,023       33,709

* See Note 22 of the Consolidated Financial Statements

The royalty and production bonus expense for 2002 was $47.9 million, which represented an effective overall royalty rate of 9.03%. The royalty expense and production bonus expense for 2001 was $35.5 million, which is an overall royalty rate of 9.24%. For 2000 the expense was $31.9 million and the overall royalty rate was 9.95%. Our effective overall royalty rate has decreased as we have brought new fields with lower royalty rates on production. The absolute increase in royalties of 35% compared to 2001 is due to the increase in our production volumes and the increase from 2000 to 2001 is also due to an increase in our production volumes.

The table below indicates the royalty and production bonus paid in kind and in cash by quarter in 2002, 2001 and 2000.

($000's)                           Royalty in Kind  Cash Royalty   Total Royalty

2002, QUARTER ENDING
March 31                                 2,972          3,738          6,710
June 30                                  7,456          1,295          8,751
September 30                            12,723          3,320         16,043
December 31                              2,967         13,421         16,388

Total                                   26,118         21,774         47,892

2001, Quarter Ending
March 31                                    --          5,589          5,589
June 30                                  6,680          2,634          9,314
September 30                            11,103          1,493         12,596
December 31                              7,526            479          8,005

Total                                   25,309         10,195         35,504

2000, Quarter Ending
March 31                                    --          5,694          5,694
June 30                                    785          4,912          5,697
September 30                             5,563          1,401          6,964
December 31                              9,548          5,806         15,354

Total                                   15,896         17,813         33,709


For the fourth quarter of 2002, HKM paid its royalties in cash as opposed to the first three quarters of 2002 when they were paid in kind. Turgai paid royalty in kind in the fourth quarter of 2002, as opposed to the first three quarters of 2002, where Turgai paid in cash.


TRANSPORTATION

Transportation costs are made up of the costs of shipping crude oil from the CPF to the Shymkent refinery, the costs of trucking crude oil from the KAM fields to the CPF and railway transportation from the Shymkent refinery under non-FCA sales contracts. Transportation costs also include transportation of crude produced by our Kazgermunai joint venture to its export customers.

The pipeline tariff from the CPF to Shymkent depends on the ultimate destination of the crude oil. In 2002, the tariff charged in respect of crude oil destined for export was $1.41/bbl (2001 - $1.41/bbl and 2000 - $1.00/bbl), whereas the cost for crude oil processed at the refinery is $0.81/bbl (2001 - $0.84/bbl, 2000 - $0.81/bbl).

The table below sets out the constituent components of transportation costs.

($000's)                               2002           2001         2000

Pipeline                             56,230         33,396       25,152
Kazgermunai transportation            8,462          8,829           --
Railway                              93,305          6,255           --
Other                                 5,804          1,757           --

Total                               163,801         50,237       25,152


The absolute increase in pipeline costs is due to the increased volumes of crude oil exported in 2002 versus 2001, which attracts a higher tariff. For 2002, export volumes were 25.9 million barrels or 41% higher than for 2001. Railway transportation increased as compared to 2001 due to the shift to non-FCA sales. Other related transportation costs are mainly trucking costs incurred to transport crude oil from the KAM fields to the central processing facility located at Kumkol. These costs have increased in proportion to the increase in production from the KAM fields.

The absolute increase in transportation costs in 2001 compared to 2000 was due to increased export sales volumes of 7.6 million barrels, as well as an increase in the pipeline tariff. There were no non-FCA sales in 2000 and therefore we had no railway costs. The KAM fields were not on production in 2000.


REFINING

Refining costs represent the direct costs related to processing all crude oil including tollers' volumes. The total refining costs in 2002 were $21.7 million or $0.80/bbl of crude oil processed compared to $20.6 million or $0.78/bbl in 2001. The increase of $1.1 million year over year is mainly due to increased repair and maintenance at the refinery in 2002 as part of our ongoing maintenance program. In August of 2002, six refinery workshops, including the transportation, construction and repair workshops each of which has a direct impact on refining costs, became independent from the refinery. Costs incurred in separating these workshops are included in refining costs for 2002.

Refining costs in 2000 were $12.6 million or $0.75/bbl of crude oil processed compared to $20.6 million or $0.78/bbl in 2001. The absolute increase in refining costs in 2001 is from a full year's activity being included in 2001 and increased processing. The increase on a per barrel basis was brought about by increased heat and energy costs during 2001 as the contract with the local power station was changed such that full market rates were paid for power, as opposed to the reduced rates in 2000. Correspondingly, HOP charged market prices for its fuel oil sales to the power plant.


CRUDE OIL AND REFINED PRODUCT PURCHASES

Crude oil and refined product purchases represent the cost of purchasing crude oil for the refinery from third parties, as well as refined product for resale. Purchases and sales between our Upstream and Downstream business units are eliminated on consolidation.

($000's)                              2002           2001         2000

Crude oil                           69,410         64,373       30,495
Refined products                     3,917         14,415       17,605

Total                               73,327         78,788       48,100


Crude oil and refined products purchases decreased in 2002 compared to 2001 due to a decrease in purchases of refined products. Crude oil and refined products purchases increased in 2001 compared to 2000 by $30.7 million due to an increase in purchased volumes of 2.56 million barrels from 2.86 million barrels in 2000.

SELLING

Selling expenses are comprised of the costs of operating the seven distribution centres of our Downstream operations that sell refined products, and certain costs associated with the sale and export of crude oil. Selling expenses in 2002 were $23.3 million compared to $19.3 million in 2001 and $7.7 million in 2000.

($000's)                              2002           2001         2000

Crude oil                            3,471          5,622           --
Refined products                    19,782         13,655        7,728

Total                               23,253         19,277        7,728


The absolute increase in 2002 compared to 2001 is the direct result of increased sales volumes. We sold 54.4 million barrels of crude oil and refined products during 2002 (2001 - 40.6 million barrels), a 34% increase in volumes compared to a 21% increase in costs.

The absolute increase in 2001 compared to 2000 is due to the inclusion of a full year of Downstream operations and increased sales volumes of 6.8 million barrels from 33.8 million barrels in 2000.


GENERAL AND ADMINISTRATIVE

The table below analyses total general and administrative costs between Upstream, Downstream and Corporate. In the case of Upstream and Downstream the general and administrative costs are also reflected on a per barrel basis.

                                       General and           Per Barrel of Oil
                                    Administrative      Produced or Processed*
                                          ($000's)                     ($/bbl)

2002
Upstream                                    37,093                        0.75
Downstream                                  17,216                        0.64
Corporate                                    4,570

Total                                       58,879

2001
Upstream                                    28,024                        0.76
Downstream                                  17,906                        0.68
Corporate                                    5,564

Total                                       51,494

2000
Upstream                                    25,497                        0.83
Downstream                                  14,200                        0.83
Corporate                                    4,868

Total                                       44,565

* Including tollers' volumes

The increase in 2002 of $7.4 million compared to 2001 is due to increased activity in Upstream operations, including increases in staff, insurance, legal and consulting costs. There has also been a change in 2002 in the method of allocating centrally incurred general and administrative costs whereby a higher percentage of costs are allocated to Upstream.

Our Upstream field office is located in Kyzylorda, the majority of our staff are there, and all related costs are classified as general and administrative in nature as opposed to production costs.

The increase in 2001 from 2000 relates to the inclusion of HOP for the entire year versus nine months in 2000 and the consolidation of our Kazgermunai joint venture for an entire year versus one month in 2000.


INTEREST AND FINANCING

The following table sets out the interest expense and any related amortization of debt issue costs or discounts upon issuance of the debt instrument.

($000's)                              2002           2001         2000

Short-term debt                      1,470          1,855           --
Term facility                        4,106             --           --
Kazgermunai debt                     3,447          5,960          118
12% Notes                           24,936          8,881           --
HOP bonds                            1,514          1,029           --
Canadian and U.S. notes                 --          1,805       18,590

Total                               35,473         19,530       18,708


The increase in interest of $16 million is mainly due to the 12% Notes being outstanding for all of 2002 as compared to five months in 2001.


DEPRECIATION AND DEPLETION

Depreciation and depletion has increased by $10.8 million in 2002. This increase is due to the increase in production as compared to 2001 and capital additions in 2002. The effect of these increases was partly offset by an increase in proved producing reserves.

                                     Depreciation            Depreciation
                                    and Depletion           and Depletion

                                         ($000's)                ($/bbl*)

2002
Upstream                                   31,647                    0.64
Downstream                                 13,347                    0.49
Corporate                                      94

Total                                      45,088

2001
Upstream                                   24,116                    0.65
Downstream                                  9,764                    0.37
Corporate                                     374

Total                                      34,254

2000
Upstream                                    7,707                    0.25
Downstream                                  6,973                    0.41
Corporate                                      --

Total                                      14,680

* Downstream includes tollers' volumes

In accordance with Canadian and United States accounting standards, and to provide comfort that anticipated future revenues are sufficient to cover the capitalised costs of properties, we perform a quarterly "ceiling test". The ceiling test for the year ended December 31, 2002 demonstrated that future net revenues exceed the carrying value of the Upstream properties under the full cost method of accounting.


INCOME BEFORE INCOME TAXES

As a result of the foregoing factors, we had income before income taxes of $265.1 million for 2002, as compared to $239.7 million for 2001 and $264.6 million for 2000.


UNUSUAL ITEMS

We were named as defendants in a claim filed by a company alleging it was retained under a consulting contract, as disclosed in Note 22 to the Consolidated Financial Statements for the year ended December 31, 2002. The arbitration decision was received in 2002 and we accrued and paid $7.1 million for full settlement of the claim.

In 2001 we incurred $5.5 million in costs defending ourselves from a potential takeover bid. In 2000 we incurred $20.4 million in costs for restructuring and waiver fees (Please refer to Note 3 to the Consolidated Financial Statements).


INCOME TAXES
($000's)                               2002           2001          2000


Upstream                             53,461         18,859       (8,139)
Downstream                           37,189         43,744        98,706
Corporate                             9,845          5,791         9,090

Total                               100,495         68,394        99,657


The increase in income taxes by $32.1 million in 2002 is a result of the following items:

o Upstream tax charges have increased due to the increase in sales volumes and in the price of crude oil;

o $11.3 million due to the recognition of a deferred tax asset in 2001, which reduced 2001 taxes by a corresponding amount;

o $7.5 million due to the non-deductibility for tax purposes of interest paid on the 12% Notes;

o $4.5 million due to court decision with respect to the tax rate for South Kumkol (Note 22).

The decrease in income taxes by $31.3 million in 2001 compared to 2000 is a result of the following items:

o    $11.3 million due to recognition of a deferred tax asset in 2001 (Note 17);

o Decrease in non-deductible items in 2001 as we incurred $20.4 million of non-deductible restructuring costs in 2000.

The corporate tax expense relates to taxes paid by Hurricane Overseas Services Inc., the company that provides services to the operating subsidiaries in Kazakhstan, and the tax impact of non-deductible interest. Please refer to Note 17 of the Consolidated Financial Statements for further information pertaining to income taxes.

NET INCOME

As a result of the foregoing factors, we had net income for 2002 of $162.6 million compared to net income of $169.3 million for 2001 and $154.9 million in 2000.


NET RETURN PER BARREL

Set out below are the details of the average net return achieved for export sales and sales derived from the refining of our own crude.


                                                            Own Crude Oil
($/bbl)                             Crude Oil Exports    Refined and Sold


2002
Net sales price achieved                  17.20                    13.16
Transportation costs                      (5.04)                   (0.94)
Production and refining costs             (1.22)                   (2.02)
Purchase of crude oil                     (0.55)                      --
Royalty                                   (1.16)                   (1.18)
Selling costs                             (0.23)                   (0.67)
General and administrative costs          (0.75)                   (1.39)

Net return per barrel                      8.25                     6.96

2001
Net sales price achieved                  12.34                    16.53
Transportation costs                      (1.87)                   (0.84)
Production and refining costs             (1.12)                   (1.90)
Royalty                                   (0.96)                   (0.96)
Selling costs                             (0.15)                   (0.86)
General and administrative costs          (0.76)                   (1.44)

Net return per barrel                      7.48                    10.53

2000
Net sales price achieved                  19.52                    17.08
Transportation costs                      (1.00)                   (0.80)
Production and refining costs             (1.15)                   (1.90)
Royalty                                   (1.10)                   (1.10)
Selling costs                                --                    (0.45)
General and administrative costs          (0.83)                   (1.66)

Net return per barrel                     15.44                    11.17

The net return per barrel for crude oil exports improved by $0.77 in 2002 compared to 2001 as a result of the increase in the price of crude oil, offset in part, by the increase in transportation costs. Net return per barrel on refined product sales is substantially lower than in 2001 due to lower prices received for refined products.

The net return per barrel for crude oil exports decreased by $7.96 in 2001 compared to 2000 due to higher oil prices in 2000 (average Brent for 2000 was $28.4/bbl versus $24.4/bbl during 2001), as well as increases in pipeline tariffs. Refined product net returns decreased by $0.64 in 2001 due to lower prices received for refined products.

COMPARISON OF COMPLETED FCA AND NON-FCA SALES

2002, QUARTER ENDED ($/bbl)     MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31

FCA
Average Brent                      21.99     24.96          27.01         25.01
Differential                       13.26     13.50          13.74         13.56

Netback at Kumkol                   8.73     11.46          13.27         11.45

NON-FCA
Average Brent                      23.15     24.74          27.07         26.81
Differential                       12.82     14.48          15.20         14.14

Netback at Kumkol                  10.33     10.26          11.87         12.67


The table above sets out our two types of sales transactions on a completed sale basis and is mainly a comparison of the Aktau route (FCA) with all of our other routes (non-FCA). The Aktau route is supported by the government and consequently, it receives preferential rail tariffs. It compares transactions that were completed in the quarter as opposed to shipments made in the quarter. We use this analysis, as it compares transactions finalized in the quarter. The average Brent is the average Brent price we received for all sale transactions for the quarter. Pricing is specific to the bill of lading date and the differential represents all costs to move our crude oil from Kumkol to various final destinations.

Our differential deteriorated for the first three quarters of 2002 and recovered in the fourth quarter as we increased the use of lower cost routes. While the average Brent price is comparable for the second and third quarters for the FCA versus non-FCA sales, it differs markedly for the two types of transactions in the first and fourth quarters because of the timing of when sales took place. For example, at the end of the fourth quarter when oil prices were at their highest level for the year, we had only non-FCA sales.

For the last three quarters of 2002, the FCA differential has been significantly better than the non-FCA differential. The combination of FCA and non-FCA sales leads to competition and, on an overall basis, a lower differential.

CAPITAL EXPENDITURES

The table below provides a breakdown of capital expenditures.

($000's)                               2002            2001         2000


Upstream
Development wells                    40,489          10,650        3,045
Facilities and equipment             67,884          79,330        7,287
Exploration                          23,502          10,279        4,529
Downstream
Refinery HS&E                           773             796          233
Refinery sustaining                   4,019           5,046        3,244
Refinery return projects              3,364           3,013        2,362
Marketing and other                      71             477          927
Corporate                                --             616           --

Total capital expenditure           140,102         110,207       21,627


In 2003, capital expenditures will be incurred to:

o    Continue development of the Kumkol South and South Kumkol fields.

o    Complete and commission the KAM pipeline.

o    Further develop the KAM fields.

o    Continue exploration, including the drilling of deep wells in license 260
     D1.

o    Further develop fields within our joint ventures.

o    Implement HS&E projects for the refinery.

o    Implement projects designed to increase the efficiency of the refinery.

o    Complete and commission our gas utilization project ("GUP").


Our 2003 capital budget is $167.0 million, of which $35.3 million is contractually committed. These are commitments for the KAM pipeline, GUP and construction and commissioning of a new boiler at HOP. The 2003 budget has been allocated as follows:

($ millions)

Upstream, including joint ventures              135.2
Downstream                                       17.6
Marketing and trading                             8.1
Corporate                                         6.1

Total                                           167.0

RISKS

COMMODITY PRICE RISK

Commodity price risk related to crude oil prices is our most significant market risk exposure. Crude oil prices are influenced by such worldwide factors as OPEC actions, political events, and supply and demand fundamentals.

FCA DIFFERENTIAL/TRANSPORTATION

Our most significant expenditure is the FCA differential or, in the case of non-FCA sales, the cost of transportation. The construction of the KAM pipeline and access to CPC and other pipelines, to the extent we are able to negotiate such access, will help address this issue. The completion of the KAM pipeline is expected to lower costs for exported crude oil by approximately $2.00 to $2.50/bbl shipped. We are also striving to open new routes with lower transportation costs. We have a full team in place, dedicated to minimizing our transportation costs.

GOVERNMENT TAXES

We are currently engaged in litigation with respect to tax assessments received for prior years, for which the final outcome is uncertain. The impact of this pending litigation will be significant, but will not have a material adverse impact, if we do not prevail in our position with respect to these assessments.

Please refer to Note 22, Commitments and Contingencies of the Consolidated Financial Statements.

KAZAKHSTANI ENVIRONMENT AND LEGISLATION

Please refer to Note 22, Commitments and Contingencies of the Consolidated Financial Statements.


FINANCIAL RISKS

Please refer to Note 19, Financial Instruments of the Consolidated Financial Statements for an analysis of our financial risks.


LIQUIDITY

The levels of cash, current assets and current liabilities at the balance sheet date for the last two financial years is set out below.

AS AT DECEMBER 31                                  2002          2001

($000's)

Cash and cash equivalents                        74,796        64,812
Cash flow                                       216,794       200,349
Working capital*                                 86,987        49,138
Net debt                                        217,754       268,920
Ratio of cash flow to net debt                      1.0           0.7
Ratio of cash flow to fixed charges**               6.1          10.2
Ratio of earnings to fixed charges***               5.6           9.7


*    Working capital is net of cash and short-term debt
**   Fixed charges includes interest expense and preferred dividends before tax
***  Earnings is net income plus fixed charges

Working capital excluding cash and short-term debt as at December 31, 2002 was $87.0 million ($49.1 million as at December 31, 2001). The increase is due to our transition to non-FCA sales, whereby customers pay after the crude oil is delivered and we pay transportation charges in advance. Inventory has risen significantly because of our increased use of non-FCA sales and is partially offset by an increase in accounts payable.

Cash is managed centrally through the treasury department in Kazakhstan. Surplus funds are placed on deposit in Canada. Funds held within Kazakhstan are used to meet operational and immediate capital expenditure needs.

Our Kazgermunai non-recourse debt was repaid in part during 2002 (our 50% share repaid was $18.9 million of debt and accrued interest).

Our term facility for $60.0 million was repaid on December 28, 2002, and on February 3, 2003 we redeemed all $208.2 million of our outstanding 12% Notes.

Cash flow from our operations, together with proceeds of our new financings, provide us with sufficient means to implement our plans for 2003. Our new financings improve the structure of our balance sheet with a term of four years for our term facility with repayments of equal monthly amounts of principal commencing after six months and with a seven-year term on our new issue of $125.0 million principal amount 9.625% Notes (the "9.625% Notes") due 2010. Of our 2003 capital budget of $167.0 million, $35.3 million is committed and we can curtail capital expenditures if necessary, to maintain liquidity.

Details of our new facilities are set out in Note 23 of the Consolidated Financial Statements.

SENSITIVITIES

($ millions)                                                     Net income


The estimated 2003 impact of:
Crude oil - $1.00/bbl change in dated Brent                            33.0
Export transportation differential - $1.00/bbl change                  25.0
Interest rates - 1.0% change                                            1.6

OUTLOOK

The KAM pipeline is on schedule for commissioning at the end of the second quarter of 2003, which will lead to a significant reduction in the costs relating to the export of crude oil. The GUP is scheduled for commissioning in the third quarter of 2003. This will significantly reduce our flaring of produced gas and provide a stable supply of electricity to our fields. The vacuum distillation unit is scheduled to be commissioned during the fourth quarter of 2003. This will further reduce our production of mazut, allowing us to improve our overall refining margin.

Our financial position is strong, our new financings completed early in 2003 provide a maturity of four years for the $225.0 million term facility with equal monthly principal repayments after six months and a maturity of seven years for our $125.0 million 9.625% Notes. This improves the structure of our balance sheet and our ability to withstand volatile oil prices.

We will continue to have a strong exploration and development program with our 2003 production target at 165,000 bopd, a 22% increase over 2002.

Our challenge for 2003 is to manage our transportation of crude oil destined for export, improving efficiencies and reducing costs.


QUARTERLY INFORMATION

The table below sets out selected quarterly information for 2002, 2001 and 2000.

QUARTERLY INFORMATION

The table below sets out selected quarterly information for 2002, 2001 and 2000.

                                                           Net Income ($/share)*
($000's)                    Total Revenue     Net Income       Basic    Diluted

2002, QUARTER ENDED
March 31                      143,331          23,109           0.29      0.28
June 30                       177,398          33,808           0.42      0.40
September 30                  247,962          60,513           0.74      0.71
December 31                   249,921          45,138           0.56      0.54

2001, Quarter Ended
March 31                      139,243          55,372           0.69      0.67
June 30                       174,849          44,435           0.56      0.54
September 30                  160,743          46,490           0.58      0.55
December 31                   128,221          23,043           0.29      0.27

2000, Quarter Ended
March 31                       61,191          (1,983)         (0.04)    (0.04)
June 30                       154,831          48,364           0.61      0.54
September 30                  172,776          62,297           0.79      0.76
December 31                   134,403          46,252           0.58      0.55

* Net income per share for 2000, has been restated to reflect the revised recommendations of the Canadian Institute of Chartered Accountants.

                                                                      DOCUMENT 3


2002 FINANCIAL STATEMENTS


TABLE OF CONTENTS


Management's Report                                                          FS2

Independent Auditors' Report and Comments by Auditor to
U.S. Readers on Canada - U.S. Reporting Differences                          FS3

Consolidated Financial Statements for the Years Ended
   December 31, 2002 and 2001:

Consolidated Statements of Income and Retained Earnings (Deficit)            FS4

Consolidated Balance Sheets                                                  FS5

Consolidated Statements of Cash Flow                                         FS6

Notes to the Consolidated Financial Statements                               FS7



                                                                             FS1

MANAGEMENT'S REPORT

The accompanying consolidated financial statements and all information in the annual report are the responsibility of management.

The consolidated financial statements have been prepared by management in accordance with the generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. The consolidated financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this annual report has been prepared on a basis consistent with that in the consolidated financial statements.

Hurricane Hydrocarbons Ltd. maintains systems of internal accounting and administrative controls. These systems are designed to provide reasonable assurance that financial information is relevant, reliable and accurate and that the Corporation's assets are properly accounted for and adequately safeguarded.

The Audit Committee of the Board of Directors, composed of non-management Directors, meets regularly with management, as well as the external auditors, to discuss auditing (external, internal and joint venture), internal controls, accounting policy and financial reporting matters. The Committee reviews the consolidated financial statements with both management and the independent auditors and reports its findings to the Board of Directors before such statements are approved by the Board.

The consolidated financial statements have been audited by TOO Deloitte & Touche, the independent auditors, in accordance with the generally accepted auditing standards on behalf of the shareholders. TOO Deloitte & Touche have full and free access to the Audit Committee.


(signed)                                (signed)
BERNARD F. ISAUTIER                     NICHOLAS H. GAY
PRESIDENT AND CHIEF EXECUTIVE OFFICER   SENIOR VICE PRESIDENT FINANCE AND
                                        CHIEF FINANCIAL OFFICER

February 28, 2003


FS2

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF HURRICANE HYDROCARBONS LTD.

We have audited the consolidated balance sheets of Hurricane Hydrocarbons Ltd. as at December 31, 2002 and 2001 and the consolidated statements of income, retained earnings (deficit) and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2002 and 2001 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2002, in accordance with Canadian generally accepted accounting principles.



(signed)

TOO DELOITTE & TOUCHE
ALMATY, KAZAKHSTAN

February 28, 2003



COMMENTS BY AUDITOR TO U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Corporation's consolidated financial statements, such as the changes described in Note 2 to the consolidated financial statements. Our report to the shareholders dated February 28, 2003 is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the Auditors' Report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.




(signed)
TOO DELOITTE & TOUCHE
ALMATY, KAZAKHSTAN

February 28, 2003



                                                                             FS3

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (DEFICIT)
Years ended December 31
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                               2002           2001        2000

REVENUE
Crude oil                                   481,114        252,981     301,216
Refined products                            322,037        328,958     203,728
Processing fees                               2,661         11,338      11,884
Interest and other income                     8,936          9,779       6,373

                                            814,748        603,056     523,201

EXPENSES
Production                                   60,596         41,231      35,302
Royalties and taxes                          58,112         41,023      33,709
Transportation                              163,801         50,237      25,152
Refining                                     21,721         20,562      12,583
Crude oil and refined product purchases      73,327         78,788      48,100
Selling                                      23,253         19,277       7,728
General and administrative                   58,879         51,494      44,565
Interest and financing costs                 35,473         19,530      18,708
Depletion and depreciation                   45,088         34,254      14,680
Foreign exchange loss (gain)                  2,233          1,453     (2,266)

                                            542,483        357,849     238,261

INCOME BEFORE UNUSUAL ITEMS                 272,265        245,207     284,940

UNUSUAL ITEMS
Arbitration settlement (NOTE 22)              7,134             --          --
Defense costs related to potential takeover      --          5,546          --
Waiver fees and debt restructuring costs         --             --      20,373

INCOME BEFORE INCOME TAXES                  265,131        239,661     264,567

INCOME TAXES (NOTE 17)
Current provision                           100,808         79,679     100,708
Future income tax recovery                     (313)       (11,285)     (1,051)

                                            100,495         68,394      99,657

NET INCOME BEFORE MINORITY INTEREST         164,636        171,267     164,910
MINORITY INTEREST                             2,068          1,927       9,980

NET INCOME                                  162,568        169,340     154,930
DEFICIT, BEGINNING OF YEAR                  (66,366)       (18,887)   (192,827)
Normal Course Issuer Bid (NOTE 16 F)        (17,350)            --          --
Common share dividends (NOTE 15)                 --       (209,168)         --
Premium on redemption of series 5
   warrants (NOTE 16 B)                          --         (7,626)         --
Future income tax restatement                    --             --      19,061
Preferred share dividends                       (31)           (25)        (51)

RETAINED EARNINGS (DEFICIT), END OF YEAR     78,821        (66,366)    (18,887)

BASIC NET INCOME PER SHARE (NOTE 18)           2.01           2.12        2.19

DILUTED NET INCOME PER SHARE (NOTES 2 AND 18)  1.93           2.02        2.12

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.


FS4

CONSOLIDATED BALANCE SHEETS
As at December 31
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

                                                           2002       2001

ASSETS
CURRENT
Cash and cash equivalents (NOTE 7)                       74,796     64,812
Accounts receivable (NOTE 8)                             92,431     52,287
Inventory (NOTE 9)                                       40,529     29,946
Prepaid expenses (NOTE 10)                               44,594     17,319
Current portion of future income tax asset (NOTE 17)      9,049      5,766

                                                        261,399    170,130
Deferred charges                                          5,321      3,408
Future income tax asset (NOTE 17)                        24,529     29,444
Long-term investments (NOTE 11)                              --     40,000
Property, plant and equipment (NOTE 12)                 405,479    332,896

TOTAL ASSETS                                            696,728    575,878

LIABILITIES
CURRENT
Accounts payable and accrued liabilities (NOTE 13)       96,076     48,758
Short-term debt (NOTE 14)                                25,947     52,557
Prepayments for crude oil and refined products            3,540      7,422

                                                        125,563    108,737
Long-term debt (NOTE 15)                                266,603    281,175
Provision for future site restoration costs               4,167      3,148
Future income tax liability (NOTE 17)                    17,015     24,988

                                                        413,348    418,048

Minority interest (NOTE 4)                               10,753     25,599
Preferred shares of subsidiary                               83         91
COMMITMENTS AND CONTINGENCIES (NOTE 22)

SHAREHOLDERS' EQUITY
Share capital (NOTE 16)                                 193,723    198,506
Retained earnings (deficit)                              78,821    (66,366)

                                                        272,544    132,140

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY              696,728    575,878


SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.


Approved by the Board of Directors


(signed)                                (signed)
BERNARD ISAUTIER                        ROBERT KAPLAN
DIRECTOR                                DIRECTOR


                                                                             FS5

CONSOLIDATED STATEMENTS OF CASH FLOW
Years ended December 31
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

                                                        2002        2001        2000
OPERATING ACTIVITIES
Net income                                           162,568     169,340     154,930
Items not affecting cash:
Depletion and depreciation                            45,088      34,254      14,680
Loss on disposition of assets                          3,360          --          --
Accrued interest on Kazgermunai debt                   3,016       5,679          --
Minority interest                                      2,068       1,927       9,980
Other non-cash charges                                 1,007         434         907
Future income tax                                       (313)    (11,285)     (1,051)

Cash flow                                            216,794     200,349     179,446
Changes in non-cash operating
working capital items (NOTE 21)                      (34,566)    (48,396)     31,532

Cash flow from operating activities                  182,228     151,953     210,978

FINANCING ACTIVITIES
Short-term debt                                      (26,610)     51,557       1,000
Common share dividends (NOTE 15)                          --     (31,830)         --
Redemption of series 5 warrants (NOTE 16 B)               --      (9,425)         --
Redemption of series 5 corresponding
convertible securities (NOTE 16 C)                        --      (3,878)         --
Purchase of common shares (NOTE 16 F)                (23,549)         --          --
Long-term debt (NOTE 21)                             (17,658)     (8,258)   (173,860)
Deferred charges paid                                 (2,850)     (2,520)         --
Change in long term receivables                           --          --       1,393
Proceeds from issue of share capital,
net of share issuance costs                            1,417         685      26,743
Preferred share dividends                                (31)        (25)        (51)

Cash flow used in financing activities               (69,281)     (3,694)   (144,775)

INVESTING ACTIVITIES
Capital expenditures                                (140,102)   (102,732)    (16,977)
Long-term investment (NOTE 11)                        40,000     (40,000)         --
Acquisition of HOP, net of cash acquired (NOTE 4)     (2,853)         --     (37,229)
Cash acquired on proportionate consolidation
of Kazgermunai (NOTE 6)                                   --          --      16,638
Purchase of preferred shares of subsidiary                (8)        (13)        (85)

Cash flow used in investing activities              (102,963)   (142,745)    (37,653)

INCREASE IN CASH                                       9,984       5,514      28,550
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR          64,812      59,298      30,748

CASH AND CASH EQUIVALENTS , END OF YEAR               74,796      64,812      59,298

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.


FS6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN UNITED STATES DOLLARS, TABULAR AMOUNTS IN THOUSANDS OF DOLLARS, UNLESS OTHERWISE INDICATED)

NOTE 1
SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

Hurricane Hydrocarbons Ltd. ("Hurricane" or the "Corporation") is an independent integrated oil and gas corporation, operating in the Republic of Kazakhstan, engaged in the acquisition, exploration, development and production of oil and gas, refining of oil, and the sale of oil and oil products.

The consolidated financial statements of Hurricane have been prepared in accordance with generally accepted accounting principles in Canada and include the accounts of the Corporation, which is incorporated under the laws of Alberta, together with the accounts of its subsidiaries which are incorporated under the laws of Canada, Cyprus, England, Netherlands and Kazakhstan. Intercompany transactions eliminate upon consolidation.

On August 28, 1996, the Corporation entered into a Share Sale-Purchase Agreement with the Republic of Kazakhstan for the purchase of 100% of the issued common shares of Yuzhneftegas, a state owned joint stock company, later renamed to OJSC Hurricane Kumkol Munai ("HKM"), operating in the South Turgai basin, located in South Central Kazakhstan.

As more fully explained in Note 4, effective March 31, 2000, the Corporation acquired 88.4% of the common shares of OJSC Shymkentnefteorgsyntez, later renamed to OJSC Hurricane Oil Products ("HOP"). Accordingly, the consolidated financial statements for the year ended December 31, 2000, as presented, include the operations of HOP as at and for the nine months ended December 31, 2000.

These consolidated financial statements have been reconciled to U.S. Generally Accepted Accounting Principles ("GAAP") in Note 24.

USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are subject to measurement uncertainty. Actual results could differ from and affect the results reported in these consolidated financial statements.

With respect to accounting for oil and gas properties, amounts recorded for depreciation, depletion, future site restoration and amounts used for ceiling test calculations, are based on estimates of oil and natural gas reserves. By their nature, these estimates of reserves and the related future cash flows are subject to measurement uncertainty, and the impact on the consolidated financial statements of future periods could be material.

JOINT VENTURES

As more fully explained in Note 6, certain of Hurricane's activities are conducted jointly with others through incorporated joint ventures. Accordingly, these consolidated financial statements reflect Hurricane's proportionate interest in such activities.

FOREIGN CURRENCY TRANSLATION

Foreign currency amounts, including those of foreign subsidiaries, are expressed in United States dollars using the temporal method as follows:

a) Monetary assets and liabilities - at the rate of exchange in effect at year end;

b)   Non-monetary assets and liabilities - at historical rates; and

c) Revenues and expenses - at the average exchange rates during the period, except for provisions for depletion and depreciation, which are translated on the same basis as the related assets.

Gains or losses resulting from such conversions are charged to operations.


                                                                             FS7

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include term deposits with original maturity terms not exceeding 90 days.

INVENTORIES

Crude oil and oil products are valued at the lower of average cost and net realizable value. Materials and supplies are valued at the lower of average cost and replacement cost. Cost comprises direct materials and, where applicable, direct labour costs and those overheads, which have been incurred in bringing the inventories to their present location and condition. Net realizable value represents the estimated selling price less all estimated costs to completion and costs to be incurred in marketing, selling and distribution.

DEFERRED CHARGES

Costs related to the issuance of long-term debt are deferred and amortized over the term of the respective debt instrument on a straight-line basis.

PROPERTY, PLANT AND EQUIPMENT

a)   PETROLEUM AND NATURAL GAS PROPERTIES

Hurricane follows the full cost method of accounting for oil and gas operations whereby all exploration and development expenditures are capitalized. All of Hurricane's petroleum and natural gas properties are within one cost centre, Kazakhstan. Capitalized expenditures include land acquisition costs, geological and geophysical expenses, costs of drilling both productive and nonproductive wells, gathering and production facilities and equipment and overhead expenses related to exploration and development activities. Proceeds from sales of oil and gas properties are recorded as reductions of capitalized costs, unless the cost centre's depreciation and depletion rate would change by a factor of 20% or more, whereupon gains or losses are recognized as income. Maintenance and repair costs are expensed as incurred, while improvements and major renovations to assets are capitalized.

Costs accumulated within each cost centre, including the provision for future site restoration expenditures, are depreciated and depleted using the unit-of-production method based upon estimated proved developed reserves before royalties. Significant development projects and expenditures on exploration properties are excluded from the depletion calculation prior to assessment of the existence of proved reserves. Costs for unproved properties and major developments are evaluated periodically for impairment.

Capitalized costs are subject to a cost recovery test (the "ceiling test"). Under this test, costs accumulated are limited to the estimate of future undiscounted net revenues from production of estimated proved reserves at prices and costs in effect at the year end, plus the cost of major developments and unproved developed properties less any impairment of such costs, and less estimated future interest expense, administrative costs, future site restoration costs and income taxes attributable to those operations. If the net carrying cost exceeds the ultimate recoverable amount as computed under the test, a write down is recorded.

b)   REFINING FACILITIES AND PROPERTIES

The refinery assets have been recorded as at March 31, 2000 using the ascribed value assigned to such assets resulting from accounting for the acquisition of HOP on that date, under the purchase method of accounting for business combinations. Depreciation is recorded from April 1, 2000 based on the remaining estimated useful lives of the respective assets or categories of assets.

Maintenance and repairs, including minor renewals and improvements are charged to income as incurred. The cost of major renovations and improvements, which increase useful lives, are capitalized. Direct costs incurred in the construction of fixed assets, including labour, materials and supplies are capitalized.

c)   DEPRECIATION OF REFINING FACILITIES

Depreciation is calculated on the straight-line method using the following useful economic lives:

Buildings, warehouses and storage facilities    10 - 20 years
Process machinery and equipment                  5 - 20 years
Transport equipment                              5 - 30 years
Other tangible fixed assets                      3 - 15 years


FS8

d)   DEPRECIATION OF OTHER PROPERTY, PLANT AND EQUIPMENT

Depreciation is provided for other assets using the declining balance method at the rate of 20% per annum.

SITE RESTORATION

Estimated future site restoration costs are provided for on the unit of production basis. Costs are based on engineering estimates of the anticipated method and extent of site restoration, in accordance with current legislation, industry practices and costs. Provision is being made for site restoration costs, where they are probable and can be reasonably estimated.

REVENUE RECOGNITION

Sales of petroleum and refined products are recorded in the period in which the title to the petroleum or refined product transfers to the customer. Produced but unsold products are recorded as inventory until sold. In the case of Free Carirer ("FCA") sales, title to the crude oil passes at our refinery. The Corporation records revenue based on a provisional Brent price at the time of delivery, then marks to market at month end to reflect increases or decreases in prevailing Brent prices and adjusts the final price, if necessary, at the bill of lading date according to the contract terms.

DERIVATIVE COMMODITY INSTRUMENTS

The Corporation utilizes derivative instruments to manage the Corporation's exposure to fluctuations in the price of crude oil as described in Note 19.

Hedge accounting is used when there is a high degree of correlation between movements in the fair value of the derivative instrument and the item designated as being hedged. Gains and losses are recorded in the same period as the hedged item and are recorded in the same manner as the hedged item in the Consolidated Statement of Income. If correlation ceases, hedge accounting is terminated and changes in the market value of the derivative instruments are recognized in the period of change.

STOCK-BASED COMPENSATION

The Corporation has a stock option plan as described in Note 16. The Corporation uses the intrinsic value method in accounting for stock options. Under this method the Corporation recognizes no compensation expense, as the exercise price of the option is equal to the market price of the stock at the time of grant.

INCOME TAXES

Income taxes are calculated using the liability method of tax accounting. Under this method, future income tax assets and liabilities are computed based on temporary differences between the tax basis and carrying amount on the balance sheet for assets and liabilities. Future income tax liabilities are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

COMPARATIVE FIGURES

The presentation of certain amounts for previous years has been changed to conform with the presentation adopted for the current year.


NOTE 2
CHANGES IN ACCOUNTING STANDARDS

Effective January 1, 2001, the Corporation adopted the new recommendation of the Canadian Institute of Chartered Accountants ("CICA") with respect to net income per share. Under this new standard, the treasury stock method is used to determine the dilutive effect of all potential common share issues. Only "in the money" dilutive instruments impact the calculation of diluted net income per share. The comparative diluted net income per share amounts for the year ended December 31, 2000 have been restated, as follows, to give effect to the new recommendation.

                                        Reported     As Restated

Diluted net income per share               $1.92           $2.12


                                                                             FS9

Effective January 1, 2002 the Corporation adopted the new recommendation of the CICA with respect to stock-based compensation. This new standard requires the disclosure of the impact on net income and net income per share of using the fair value method of accounting for stock options issued to employees on or after January 1, 2002 (Note 16 g).

Effective January 1, 2002 the Corporation adopted the amended recommendation of the CICA with respect to accounting for foreign currency translation. All exchange gains and losses on long-term monetary items that do not qualify for hedge accounting are recognized in income. As at December 31, 2002 the adoption of this amended standard had no impact on the consolidated financial statements.

NOTE 3
COMPANIES CREDITORS ARRANGEMENT ACT

On May 14, 1999, Hurricane Hydrocarbons Ltd. and a subsidiary Hurricane Overseas Services Inc. applied for and obtained an order from the Court of Queen's Bench of Alberta (the "Court") under the Companies' Creditors Arrangement Act. On February 28, 2000, the creditors of the Corporation approved and the Court sanctioned the Fourth Amended and Restated Plan of Compromise and Arrangement ("the Plan").

The Plan was implemented on March 31, 2000; thereby releasing the Corporation from the protection of the Companies' Creditors Arrangement Act. Pursuant to the Plan the Corporation has made the following payments to the holders of the U.S. and Canadian Notes:

a) On March 31, 2000, $87.0 million, comprised of $23.2 million for outstanding interest and liquidated damages payments, $13.6 million in waiver fees and $50.2 million of principal repayments;

b) On June 30, 2000, $30.2 million, comprised of $15.0 million of principal, a $10.0 million prepayment of principal and $5.2 million in interest;

c) On September 30, 2000, $54.2 million, comprised of $19.0 million of principal, a $31.0 million prepayment of principal and $4.2 million in interest;

d) On December 31, 2000, $32.2 million, comprised of $19.0 million of principal, an $11.0 million prepayment of principal and $2.2 million in interest;

e)   On March 31, 2001, $1.0 million in interest;

f) On June 21, 2001, $24.7 million comprised of $23.8 million of principal and $0.9 million in interest. The U.S. and Canadian note holders were fully repaid as of this date.

In addition, creditors with undisputed claims amounting to $3.3 million plus interest have been paid in full. The plan also contained provisions for amounts that may become payable as a result of settlement agreements or the judgment of a court relating to disputed claims. An arbitration decision was received relating to one of the claims filed and the Corporation has paid $7.1 million for full settlement of the claim (Note 22).


NOTE 4
ACQUISITION OF OJSC HURRICANE OIL PRODUCTS ("HOP")

On March 31, 2000 the Corporation completed the HOP acquisition, acquiring 88.4% of the issued and outstanding common shares of HOP, an open joint stock company in Kazakhstan listed on the Kazakhstan Stock Exchange, for initial consideration of $118.0 million. During the year ended December 31, 2000, the Corporation acquired a further 3.1% of the issued common shares of HOP for further cash consideration of $3.8 million. During the year ended December 31, 2001, pursuant to an agreement with the vendor of HOP, the Corporation cancelled 153,657 of the shares issued for the acquisition of HOP for $0.4 million. During the year ended December 31, 2002, the Corporation acquired a further 5.6% of the issued common shares of HOP for further cash consideration of $2.9 million. HOP is the owner and operator of an oil refinery based in Shymkent, located in South Central Kazakhstan through which the Corporation processes crude oil.


FS10

The total consideration for the acquisition of HOP prior to the additional purchase of 5.6% in 2002 consists of:

Cash consideration                                                                                 48,846
Issuance of 19,430,543 common shares of the Corporation from treasury                              57,082
Cancellation of 153,657 shares (Note 16 e)                                                          (440)
Issuance of 4,067,381 special warrants convertible into 4,067,381 common shares with
no additional payment, on the same basis as the special warrants                                   11,949
Issuance of corresponding convertible securities in quantities, which allow the holder to exercise such corresponding options and warrants which Hurricane, has outstanding, such that the holder may maintain its percentage ownership of the shares outstanding. The corresponding convertible securities are recorded
at their fair market value                                                                          2,910
Costs of combination                                                                                1,012

                                                                                                  121,359

The acquisition of HOP was accounted for under the purchase method with an effective date of March 31, 2000. The results of the operations of the acquired business are included in the accompanying consolidated financial statements since the date of acquisition.

Hurricane's total purchase price of $121.4 million was assigned to the net assets acquired as follows:

Working capital, including cash of $12.6 million                                                   46,176
Fixed assets                                                                                      110,099
Minority interest                                                                                (13,744)
Future income tax liability                                                                      (21,172)

Aggregate consideration                                                                           121,359


The acquisition of an additional 5.6% of the issued common stock of HOP for $2.9 million during the year ended December 31, 2002 was accounted for as follows:

Minority interest purchased                                                                        16,914
Reduction of fixed assets                                                                        (20,087)
Reduction of future income tax liability                                                            6,026

Aggregate consideration                                                                             2,853

In addition the Corporation has assumed the rights and obligations under the HOP privatization agreement, whereby the Government of Kazakhstan privatized HOP. Under this agreement, the Corporation is required to invest, or cause HOP to invest, the tenge equivalent of $150.0 million in capital expenditures or investments by December 31, 2001.

The Corporation believes it has met this commitment. The government of Kazakhstan is disputing the Corporation's assertion that it has met its commitment with respect to HOP. The Corporation is currently engaged in discussions with representatives of the government of Kazakhstan concerning the level of capital expenditures or commitments made as at December 31, 2001. If it is established that the Corporation has not met its commitment within the agreed time frame, the Corporation may be required, under the terms of the agreement, to pay a penalty of 15% of the amount not invested.

NOTE 5
SEGMENTED INFORMATION

Following the acquisition of HOP in 2000, the Corporation became an integrated oil and gas company. All of the commercial activity of the Corporation is concentrated in the Republic of Kazakhstan in Central Asia.

On a primary basis the business segments are:

o Upstream comprising the exploration, development and production of crude oil and natural gas.

o Downstream comprising refining and the marketing of refined products and the management of the marketing of crude oil.

The accounting policies of the operating segments are the same as those described in Note 1. Identifiable assets are those used in the operation of the segment.


                                                                            FS11

The consolidated income tax impact of non-deductible interest expense of $7.5 million for the year ended December 31, 2002 ($3.2 million - 2001 and $5.4 million - 2000) has been allocated to Corporate.

YEAR ENDED DECEMBER 31, 2002            Upstream     Downstream      Corporate   Consolidated
REVENUE
Crude oil                                481,114             --             --        481,114
Refined products                          93,896        228,141             --        322,037
Processing fees                               --          2,661             --          2,661
Interest and other income                  5,892            979          2,065          8,936

                                         580,902        231,781          2,065        814,748

EXPENSES
Production                                60,596             --             --         60,596
Royalties and taxes                       57,535            577             --         58,112
Transportation                           163,791             10             --        163,801
Refining                                   4,197         17,524             --         21,721
Crude oil and refined product purchases   36,588         36,739             --         73,327
Selling                                   11,493         11,760             --         23,253
General and administrative                37,093         17,216          4,570         58,879
Interest and financing costs               9,023          1,514         24,936         35,473
Depletion and depreciation                31,647         13,347             94         45,088
Foreign exchange loss                      1,024            995            214          2,233

                                         412,987         99,682         29,814        542,483

INCOME (LOSS) BEFORE UNUSUAL ITEMS       167,915        132,099        (27,749)       272,265

UNUSUAL ITEM
Arbitration settlement                     7,134             --             --          7,134

INCOME BEFORE INCOME TAXES               160,781        132,099        (27,749)       265,131

INCOME TAXES
Current provision                         64,500         26,463          9,845        100,808
Future income tax                        (11,039)        10,726             --           (313)

                                          53,461         37,189          9,845        100,495

MINORITY INTEREST                             --          2,068             --          2,068

NET INCOME                               107,320         92,842        (37,594)       162,568

INTERSEGMENT REVENUE                     112,754         37,744             --             --


Included in Upstream crude oil revenue are sales to one customer in the amount of $103.0 million.

AS AT DECEMBER 31, 2002                 Upstream     Downstream      Corporate   Consolidated
Total assets                             493,920        169,071         33,737        696,728
Total liabilities                        148,247         36,859        228,242        413,348
Capital expenditures                     131,875          8,227             --        140,102


FS12

YEAR ENDED DECEMBER 31, 2001            Upstream     Downstream      Corporate   Consolidated
REVENUE
Crude oil                                250,947          2,034             --        252,981
Refined products                          15,656        313,302             --        328,958
Processing fees                               --         11,338             --         11,338
Interest and other income                  9,126             91            562          9,779

                                         275,729        326,765            562        603,056

EXPENSES
Production                                41,231             --             --         41,231
Royalties and taxes                       41,023             --             --         41,023
Transportation                            50,237             --             --         50,237
Refining                                       -         20,562             --         20,562
Crude oil and refined product purchases        -         78,788             --         78,788
Selling                                    5,621         13,656             --         19,277
General and administrative                28,024         17,906          5,564         51,494
Interest and financing costs               7,815          1,029         10,686         19,530
Depletion and depreciation                24,116          9,764            374         34,254
Foreign exchange loss (gain)                 342          1,478           (367)         1,453

                                         198,409        143,183         16,257        357,849

INCOME (LOSS) BEFORE UNUSUAL ITEMS        77,320        183,582        (15,695)       245,207

UNUSUAL ITEM
Defense costs related to potential takeover   --             --          5,546          5,546

INCOME (LOSS) BEFORE INCOME TAXES         77,320        183,582        (21,241)       239,661

INCOME TAXES
Current provision                         57,589         16,299          5,791         79,679
Future income tax                        (38,730)        27,445             --        (11,285)

                                          18,859         43,744          5,791         68,394

MINORITY INTEREST                             --          1,927             --          1,927

NET INCOME (LOSS)                         58,461        137,911        (27,032)       169,340

INTERSEGMENT REVENUE                     170,911         22,942             --             --


Included in Upstream crude oil revenue are sales to one customer in the amount of $99.5 million.

AS AT DECEMBER 31, 2001                 Upstream     Downstream      Corporate   Consolidated
Total assets                             321,685        215,166         39,027        575,878
Total liabilities                        163,263         50,288        204,497        418,048
Capital expenditures                     100,259          9,332            616        110,207


                                                                            FS13

YEAR ENDED DECEMBER 31, 2000            Upstream     Downstream      Corporate   Consolidated
REVENUE
Crude oil                                115,791        185,425             --        301,216
Refined products                              --        203,728             --        203,728
Processing fees                               --         11,884             --         11,884
Interest and other income                  5,810            563             --          6,373

                                         121,601        401,600             --        523,201

EXPENSES
Production                                35,302             --             --         35,302
Royalties and taxes                       33,709             --             --         33,709
Transportation                            25,152             --             --         25,152
Refining                                      --         12,583             --         12,583
Crude oil and refined product purchases    4,242         43,858             --         48,100
Selling                                       --          7,728             --          7,728
General and administrative                25,497         14,200          4,868         44,565
Interest and financing costs                 193            580         17,935         18,708
Depletion and depreciation                 7,707          6,973             --         14,680
Foreign exchange loss (gain)              (3,152)           884              2         (2,266)

                                         128,650         86,806         22,805        238,261

INCOME (LOSS) BEFORE UNUSUAL ITEMS        (7,049)       314,794        (22,805)       284,940

UNUSUAL ITEM
Waiver fees and debt restructuring costs      --             --         20,373         20,373

INCOME (LOSS) BEFORE INCOME TAXES         (7,049)       314,794        (43,178)       264,567

INCOME TAXES
Current provision                         50,196         41,422          9,090        100,708
Future income tax                        (58,335)        57,284             --         (1,051)

                                          (8,139)        98,706          9,090         99,657

MINORITY INTEREST                             --          9,980             --          9,980

NET INCOME (LOSS)                          1,090        206,108        (52,268)       154,930

INTERSEGMENT REVENUE                     201,091            530             --             --


There were no sales to an individual customer in excess of 10% of consolidated revenue.

NOTE 6
JOINT VENTURES

The Corporation has the following interests in two joint ventures:

a) a 50% equity shareholding with equivalent voting power in Turgai Petroleum CJSC ("Turgai"), formerly Kumkol Lukoil CJSC, which operates the northern part of the Kumkol field in Kazakhstan.

b)   a 50% equity shareholding with equivalent voting power in LLP
Kazgermunai ("Kazgermunai"), which operates three oil fields in Kazakhstan:
Akshabulak, Nurali and Aksai. From November 28, 2000 Hurricane assumed a more active role in the management of Kazgermunai. As a result, the Corporation commenced accounting for its interest by way of proportionate consolidation from that date.


FS14

         As at November 28, 2000 the Corporation's share of the net assets of Kazgermunai was as follows:

Working capital, including cash of $16.6 million              18,171
Fixed assets                                                  63,172
Long-term debt                                               (81,343)

Total net assets                                                  --


Kazgermunai is restricted from paying dividends until all outstanding loans have been repaid in full. The long-term debt is non-recourse to the Corporation (as more fully disclosed in Note 15).

The Corporation's interests in these joint ventures have been accounted for using the proportionate consolidation method. Under this method, the Corporation's balance sheets, statements of income, retained earnings and deficit and cash flow includes the Corporation's share of income, expenses, assets, liabilities and cash flows of these joint ventures.

The following amounts are included in the Corporation's consolidated financial statements as a result of the proportionate consolidation of its joint ventures and before consolidation eliminations:

2002                                         Turgai    Kazgermunai        Total

Cash                                            307          2,854        3,161
Current assets, excluding cash               14,248         14,743       28,991
Property, plant and equipment, net           41,602         58,853      100,455
Current liabilities                          24,909          4,798       29,707
Long-term debt                                   --         45,231       45,231

Revenue                                      72,938         48,284      121,222
Expenses                                     47,241         37,431       84,672
Net income                                   25,697         10,853       36,550

Cash flow from operating activities          25,420         19,264       44,684
Cash flow used in financing activities           --        (15,837)     (15,837)
Cash flow used in investing activities      (26,613)       (12,089)     (38,702)


Revenue for the year ended December 31, 2002 includes $55.0 million of crude oil sales made by Turgai and $6.3 million of crude oil sales made by Kazgermunai to Downstream. These amounts were eliminated on consolidation.

2001                                         Turgai    Kazgermunai        Total

Cash                                          1,500         11,516       13,016
Current assets, excluding cash                7,426         12,728       20,154
Property, plant and equipment, net           19,394         55,031       74,425
Current liabilities                          16,899          5,598       22,497
Long-term debt                                   --         61,068       61,068

Revenue                                      67,819         49,803      117,622
Expenses                                     31,758         39,092       70,850
Net income                                   36,061         10,711       46,772

Cash flow from operating activities          43,748         18,227       61,975
Cash flow used in financing activities      (50,000)       (20,980)     (70,980)
Cash flow used in investing activities      (13,330)        (4,386)     (17,716)


                                                                            FS15

Revenue for the year ended December 31, 2001 includes $52.9 million of crude oil sales made by Turgai and $2.6 million of crude oil sales made by Kazgermunai to Downstream. These amounts were eliminated on consolidation.

2000                                         Turgai    Kazgermunai        Total

Cash                                         21,082         18,655       39,737
Current assets, excluding cash                3,294          8,375       11,669
Property, plant and equipment, net            8,372         62,405       70,777
Current liabilities                           7,545          5,315       12,860
Long-term debt                                    -         82,048       82,048

Revenue                                      50,686          3,884       54,570
Expenses                                     25,931          2,370       28,301
Net income                                   24,755          1,514       26,269

Cash flow from operating activities          21,397          2,017       23,414
Cash flow used in financing activities           --             --           --
Cash flow used in investing activities       (4,493)            --       (4,493)


Revenue for the year ended December 31, 2000 includes $17.5 million of crude oil sales made by Turgai to Downstream. These amounts were eliminated on consolidation.



NOTE 7
CASH AND CASH EQUIVALENTS

As at December 31, 2002 cash and cash equivalents included $5.7 million of cash dedicated to a margin account for the hedging program (Note 19), which was subsequently released when the Corporation entered into a new facility agreement (Note 23). There were no restrictions on cash as at December 31, 2001.


NOTE 8
ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

                                                       2002          2001

Trade                                                61,085        22,724
Value added tax recoverable                           1,718        10,153
Due from Turgai                                      17,357         9,206
Other                                                12,271        10,204

                                                     92,431        52,287

NOTE 9
INVENTORY

                                                       2002          2001

Refined products                                      6,458        11,348
Crude oil purchased                                   7,413            --
Crude oil produced                                    7,837         2,584
Materials and supplies                               18,821        16,014

                                                     40,529        29,946


FS16

NOTE 10
PREPAID EXPENSES

Prepaid expenses consist of the following:

                                                         2002          2001

Advances for services and equipment                    23,722        14,788
Prepayment of transportation for crude oil sales       17,210         1,104
Prepayment for pipeline tariff                          3,662         1,427

                                                       44,594        17,319

NOTE 11
LONG-TERM INVESTMENTS

During the year ended December 31, 2001, the Corporation had entered into a Sale and Purchase Agreement to acquire a 49.9% interest, with equal management rights in a company, which had a 1.75% interest in the Caspian Pipeline Consortium. The first payment of $40.0 million was made on December 28th, 2001.

Conditions set out in the Sale and Purchase agreement could not be met by the deadline of June 13, 2002 and the agreement was terminated. The first payment was refunded in full.

NOTE 12
PROPERTY, PLANT AND EQUIPMENT


                                                   Accumulated
                                                 Depletion and    Net Book
                                       Cost       Depreciation       Value

2002
Oil and gas                         596,110            305,568     290,542
Refining                            138,532             27,706     110,826

                                    734,642            333,274     401,368
Other                                 7,108              2,997       4,111

                                    741,750            336,271     405,479

2001
Oil and gas                         466,732            274,955     191,777
Refining                            153,798             16,939     136,859

                                    620,530            291,894     328,636
Other                                 7,108              2,848       4,260

                                    627,638            294,742     332,896


Excluded from the depletable base of oil and gas properties are undeveloped properties of $17.0 million (December 31, 2001 - $32.3 million) and work in progress of $50.4 million (December 31, 2001 - nil).


NOTE 13
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following:

                                                         2002          2001

Trade                                                  67,167        38,258
Royalties                                              15,929         7,312
Income taxes                                            4,729         1,823
Other                                                   8,251         1,365

                                                       96,076        48,758


                                                                            FS17

NOTE 14
SHORT-TERM DEBT

                                                         2002          2001

Working capital facilities                             14,947        42,557
Current portion of term facilities                         --         4,000
Joint venture loan payable                             11,000         6,000

                                                       25,947        52,557


The working capital facilities are revolving, for terms of one to eight years, are secured and have interest rates ranging from Libor plus 3.5% per annum to 14% per annum.

NOTE 15
LONG-TERM DEBT

Long-term debt is represented by:

                                                           2002          2001

12% Notes                                               208,210       190,880
Kazgermunai debt                                         45,231        61,068
Term facility                                                --        16,000
HOP bonds                                                13,162        13,227

                                                        266,603       281,175

12% NOTES

The Corporation declared a special dividend of C$4.00 per share to the shareholders of record as of August 2, 2001 in the form of $208,610,000, 12% Notes ("Notes") issued on August 3, due in 2006. These Notes are unsecured, bear interest at the rate of 12% per annum payable semi-annually on August 3 and February 3 and mature on August 4, 2006. The Notes are redeemable at the Corporation's option in whole or in part on the interest payment dates at 102% up to and including February 3, 2003, at 101% up to and including February 3, 2004 and at 100% thereafter. Each holder of the Notes has the right, upon the occurrence of a change in control, to require the Company to repurchase all or any part (equal to $10,000 or an integral multiple thereof) of the Notes at a price of 101% of the aggregate principal plus accrued and unpaid interest.

Upon issuance, the Corporation paid fractional interests and withholding taxes of $31.8 million in cash and retained a corresponding amount of the Notes. The Corporation repurchased $0.9 million of these Notes on the market in 2001 and subsequently sold all of the Notes except for $0.4 million of the Notes, which were cancelled. On February 3, 2003 the Notes were redeemed (Note 23).

The unamortized issue costs related to the Notes of $1.4 million as at December 31, 2002 ($1.8 million as at December 31, 2001), and the discount on sale of Notes of $1.1 million as at December 31, 2002 ($0.9 million as at December 31,
2001) are recorded as deferred charges and are amortized over the term of the Notes.

KAZGERMUNAI DEBT

The Kazgermunai debt is non-recourse to the Corporation. The amounts set out below represent the 50% of Kazgermunai's total debt, which has been included in the consolidated financial statements on a proportionate consolidation basis (see Note 6).

                                                         2002          2001

Kazgermunai senior debt                                 9,072        27,319
Kazgermunai subordinated debt                          24,000        22,181
Loan from government of Kazakhstan                     12,159        11,568

                                                       45,231        61,068


FS18

KAZGERMUNAI SENIOR DEBT

The senior debt bears interest at LIBOR plus 3% and is unsecured. Accrued interest is added to the principal on a semi-annual basis.

Amounts repaid                                           2002          2001

Principal repaid                                       17,506        25,000
Interest repaid                                         1,347         1,659

                                                       18,853        26,659

KAZGERMUNAI SUBORDINATED DEBT

The subordinated debt bears interest at LIBOR plus 3% and is unsecured. Accrued interest is added to the principal on a semi-annual basis. Repayment of the debt will begin after full repayment of the senior debt.


LOAN FROM GOVERNMENT OF KAZAKHSTAN

The loan from the government of Kazakhstan relates to exploration and development work performed by Yuzneftegas, a state owned enterprise that was purchased by Hurricane Kumkol Limited in 1996 and which subsequently had its name changed to OJSC Hurricane Kumkol Munai, on the Akshabulak, Nurali and Aksai fields prior to the formation of Kazgermunai. The loan bears interest at LIBOR plus 3% and is unsecured. Accrued interest is added to the principal on a semi-annual basis. Repayment of the debt will begin after full repayment of the senior debt.

Kazgermunai is restricted from paying dividends until all outstanding loans have been repaid in full.

TERM FACILITY

During the year ended December 31, 2001 the Corporation entered into a secured, term facility for $60 million. The facility was to be repaid in fifteen equal monthly instalments commencing October 2002 and bore interest at LIBOR plus 3.5%. As at December 31, 2002 the Corporation had repaid this facility in full.

Subsequent to December 31, 2002, the Corporation entered into a new term facility (Note 23).

HOP BONDS

On March 20, 2001 HOP registered 250,000 unsecured bonds (par value $100) in the amount of $25 million with the National Securities Commission of the Republic of Kazakhstan (the "HOP bonds"). The HOP bonds have a three-year maturity, are due on March 31, 2004 and bear a coupon rate of 10% per annum. The HOP bonds are listed on the Kazakh Stock Exchange.

As at December 31, 2002 134,800 bonds had been issued for consideration of $13.2 million.

The HOP bonds contain certain covenants including a limitation on indebtedness.

Subsequent to December 31, 2002, the Corporation issued the remaining HOP bonds (Note 23).

REPAYMENT

Principal repayments due for each of the next five years and in total are as follows:

               2002    2003      2004    2005       2006  Thereafter     Total

12% Notes        --      --        --      --    208,210        --     208,210
HOP bonds        --      --    13,162      --         --        --      13,162
Kazgermunai      --      --        --      --         --    45,231      45,231

                 --      --    13,162      --    208,210    45,231     266,603


The Kazgermunai debt does not have fixed repayment terms. On February 3, 2003, the 12% Notes were redeemed in full.


                                                                            FS19

INTEREST EXPENSE

                                          2002           2001         2000

Interest on long-term debt              29,897         15,870          118
Interest on short-term debt              5,576          3,660       18,590

                                        35,473         19,530       18,708

NOTE 16
SHARE CAPITAL

a) Authorized share capital consists of an unlimited number of Class A common shares, and an unlimited number of Class B redeemable preferred shares, issuable in series.

ISSUED CLASS A COMMON SHARES:

                                                         DECEMBER 31, 2002              December 31, 2001
                                                      NUMBER        AMOUNT          Number         Amount
Balance, beginning of year                        80,103,784       198,506      79,808,673        203,930

Shares repurchased and cancelled pursuant
to Normal Course Issuer Bid (f)                   (2,531,870)       (6,199)             --             --
Stock options exercised for cash                   1,267,525         1,314         353,550            589
Corresponding convertible
securities, converted (d)                            125,756           113          93,018             96
Series 5 warrants converted (b)                           --            --           2,200              8
Redemption of Series 5 warrants (b)                       --            --              --         (1,799)
Redemption of corresponding
convertible securities (c)                                --            --              --         (3,878)
Cancelled shares (e)                                  (8,320)          (11)       (153,657)          (440)

Balance, end of year                              78,956,875       193,723      80,103,784        198,506

b) On March 26, 1997, Hurricane issued C$110.0 million (U.S.$80.0 million) of Special Warrants under a Special Warrant Indenture (the "Indenture"). Under the terms of the Indenture, each Special Warrant was exercisable by the holder thereof, at no additional cost, into one unit, with each unit comprised of one C$1,000 principal amount Note and 45 Series 5 Warrants. C$2.5 million (U.S.$1.8 million) of the proceeds were allocated to the Series 5 Warrants. Each Series 5 Warrant entitled the holder to purchase one common share of the Corporation at a price of C$6.25 until March 26, 2002. As of July 27, 1997, all of the Special Warrants were exercised or were deemed to have been exercised; accordingly, 4,950,000 Series 5 Warrants were issued. No Series 5 warrants were outstanding at December 31, 2002.

The Corporation reached an agreement with the Series 5 warrant holders to redeem 4,943,020 of the outstanding Series 5 warrants on February 23, 2001 at C$2.90 per warrant for a total consideration of $9.4 million. $1.8 million was recorded as a reduction of share capital based upon the average cost of each warrant at issuance, and the remaining $7.6 million was recorded as an increase in the Corporation's deficit. On February 23, 2001, 2,200 Series 5 warrants were exercised and as at December 31, 2001 there were no outstanding Series 5 warrants.

c) Simultaneously, the corresponding convertible securities associated with the Series 5 warrants were redeemed under the same terms as the Series 5 warrants at C$2.90 per corresponding convertible security for the total consideration of $3.9 million. On February 23, 2001, 906 of these corresponding convertible securities were exercised and as at December 31, 2001 there were no outstanding corresponding convertible securities associated with the Series 5 warrants.


FS20

d) On March 31, 2000, also in connection with the acquisition of HOP, the Corporation issued corresponding convertible securities as follows: Options to purchase 1,105,753 Common Shares of the Corporation at prices and terms which are identical to those options outstanding at March 31, 2000, but in each case the number of options equals 41.16% of the outstanding options. This percentage was changed to 40.80% of the outstanding options granted prior to March 31, 2000. As at December 31, 2002, there were 66,193 outstanding corresponding convertible securities.

e) The Corporation cancelled 8,320 shares in 2002 to correct the number of shares issued on the exercise of stock options in 2001. The Corporation cancelled 153,657 of the shares issued for the acquisition of HOP in 2001 to correct an error made upon issuance.

f) During the third quarter of 2002, the Corporation adopted a normal course issuer bid to repurchase, for cancellation, up to 5,253,238 common shares during the period from August 7, 2002 to August 6, 2003. As at December 31, 2002, the Corporation had purchased and cancelled 2,531,870 shares at an average price of C$14.57 per share. The excess of cost over the book value for the shares purchased was applied to retained earnings.

g) The Corporation maintains an incentive stock option plan ("plan") under which directors, officers and key personnel may be granted options to purchase class A common shares of the Corporation. The Corporation has reserved 8,076,050 class A common shares for issuance upon the exercise of options granted under the terms of the plan (2001- 8,776,500, 2000 - 7,598,000). The Board of
Directors determines the exercise price of each option, provided that no option shall be granted with an exercise price at a discount to market. No compensation expense is recognized in accordance with the Corporation's accounting policies. The vesting periods established under the Corporation's stock option plan and the term of the options are set by the board of directors, subject to a maximum term for any option of 10 years.

Granted options have a vesting period of four to five years, except for options granted to non-executive directors, which vest immediately.

A summary of the status of the Corporation's stock option plan as of December 31, 2002 and the changes during the years ended December 31, 2000, 2001 and 2002 is presented below (expressed in Canadian dollars):

                                                                Weighted Average
                                                        Options   Exercise Price

Outstanding at December 31, 1999                      2,861,500            2.94
Granted                                               3,990,000            3.31
Granted under corresponding securities arrangement    1,105,763            2.16
Exercised                                            (2,447,610)           1.29
Forfeited                                              (823,948)           3.77

Outstanding at December 31, 2000                      4,685,705            3.15
Granted                                               1,644,243            9.71
Exercised                                              (446,568)           2.28
Forfeited                                              (146,500)           7.89

Outstanding at December 31, 2001                      5,736,880            3.07
Granted                                                 605,000           14.65
Exercised                                            (1,393,281)           1.09
Forfeited                                               (98,463)           6.73

OUTSTANDING AT DECEMBER 31, 2002                      4,850,136            5.01

Options exercisable at the end of the year
2001                                                  4,318,524            1.90
2002                                                  3,684,298            3.09


The weighted average fair value of the 605,000 options granted during the year ended December 31, 2002 was $3.5 million.


                                                                            FS21

All stock options outstanding as of August 3, 2001 were re-priced in connection with the special dividend that was issued by the Corporation. The exercise price was reduced by C$3.78 per share. Certain options had exercise prices less than C$3.78. For these options, the Corporation recorded the cash payable upon exercise of $0.56 million as a dividend.

                                                Outstanding                       Exercisable Options
                                                    Options

                                                   Weighted
                                                    Average    Weighted
                                                  Remaining     Average                      Weighted
Range of                          Number of     Contractual    Exercise       Number          Average
Exercise Price                      Options            Life       Price   of Options   Exercise Price
                                                                 (Cdn$)                        (Cdn$)
AS AT DECEMBER 31, 2002
0 to 2.5                          2,628,443            2.19        0.58    2,543,965             2.20
2.5 to 7.5                          308,750            3.12        5.55       92,500             3.04
7.5 to 12.5                       1,307,943            3.62        9.32      897,833             5.34
12.5 to 17.5                        605,000            4.94       14.65      150,000            14.65

                                  4,850,136                                3,684,298

The Corporation uses the intrinsic value method in accounting for stock options and accordingly provides pro forma disclosure of net income and net income per share as if the fair value method had been applied.

The pro forma net income per share had we applied the fair-value based method of accounting for stock options follows.

                                           2002           2001          2000

Net income
As reported                             162,568        169,340       154,930
Pro forma                               160,038        165,693       148,439
Basic net income per share
As reported                                2.01           2.12          2.19
Pro forma                                  1.98           2.08          2.10
Diluted net income per share
As reported                                1.93           2.02          2.12
Pro forma                                  1.90           1.98          2.03


The estimated fair value of the stock options issued were determined using the Black-Scholes option pricing model with the following assumptions:

                                           2002           2001          2000

Risk-free interest rate                   3.96%          4.69%         5.16%
Expected option life                    5 YEARS        5 years       5 years
Expected volatility in the price of
   the Corporation's common shares          68%            66%           70%
Expected dividends                          --             --            --

NOTE 17
INCOME TAXES

The Corporation and its subsidiaries are required to file tax returns in each of the jurisdictions in which they operate. The prime operating jurisdiction is Kazakhstan with substantially all income earned in Kazakhstan.

The provision for income taxes differs from the results, which would have been obtained by applying the statutory tax rate of 30% to Hurricane's income before income taxes. This difference results from the following items:


FS22

                                                 2002       2001        2000

Statutory Kazakhstan income tax rate              30%        30%         30%
Expected tax expense                           79,539     71,898      79,370
Non-deductible amounts, net                    16,230      7,619      23,726
Lower tax rate for South Kumkol field              --    (2,338)     (2,388)
Reversal of lower tax rate for South
   Kumkol field                                 4,726         --          --
Income tax withheld on joint venture dividend      --      2,500          --
Future tax recognized                              --   (11,285)     (1,051)

Income tax expense                            100,495     68,394      99,657

The following are the major future income tax assets and liabilities arising from temporary differences between the carrying values and tax basis of the following assets and liabilities:

                                                        2002          2001

Future income tax assets:
Fixed assets                                          21,331        23,045
Provision for doubtful debts                           2,707         5,265
Provision for obsolete inventories                     1,096         1,134
Provision for royalties                                4,777         2,068
Provision for inter-company profit eliminations        3,390         3,698
Other                                                    277             -

Total future income tax assets                        33,578        35,210

Less: current portion of future income tax assets      9,049         5,766

Long-term future income tax assets                    24,529        29,444

Future income tax liabilities:

Fixed assets                                          17,015        24,988

The Corporation's principal subsidiaries, HKM and HOP, and the Corporation's other subsidiaries and joint ventures operating in Kazakhstan are separate taxpayers under Kazakhstani tax legislation.

Taxes are payable in Kazakhstan based on financial statements prepared in accordance with the laws of Kazakhstan rather than financial statements prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. The majority of the differences between the two sets of financial statements are temporary differences where an expense or revenue item is recorded for Canadian GAAP purposes in a different period than allowed under Kazakhstani law. The provision for Kazakhstani income taxes has been calculated by applying the Kazakhstani statutory tax rate of 30% to the income of Hurricane's Kazakhstan subsidiaries.

NOTE 18
NET INCOME PER SHARE

The income per share calculations are based on the weighted average and diluted numbers of Class A common shares outstanding during the period as follows:

                                                                      2002           2001           2000

Weighted average number of common shares outstanding            80,853,597     79,807,038     70,590,314
Dilution from exercisable options
(including convertible securities)                               3,346,939      3,842,122      1,637,198
Dilution from Series 5 warrants                                         --             --        901,642

Diluted number of shares outstanding                            84,200,536     83,649,160     73,129,154


                                                                            FS23

No options were excluded from the calculation of diluted number of shares outstanding for the years ended December 31, 2002 and 2001 and in 2000, 385,870 options were excluded as the exercise price was in excess of market price.


NOTE 19
FINANCIAL INSTRUMENTS

The nature of the Corporation's operation and issuance of long-term debt exposes the Corporation to fluctuations in commodity prices, foreign currency exchange rates, interest rates and credit risk. The Corporation recognizes these risks and manages its operation in a manner such that exposure to these risks is minimized to the extent practical.

The Corporation's financial instruments include cash, accounts receivable, all current liabilities and long-term debt. The fair value of cash, accounts receivable and current liabilities approximates their carrying amounts due to the short-term maturity of these instruments. The fair value of Kazgermunai debt and HOP bonds approximate their carrying value as they bear interest at market rates. The fair value of the 12% Notes is $212.4 million versus the carrying value of $208.2 million.

COMMODITY PRICE RISK

The Corporation has entered into a commodity-hedging program where it is utilizing derivative instruments to manage the Corporation's exposure to fluctuations in the price of crude oil. The Corporation has entered into the following contracts with a major financial institution.

Contract Amount    Contract Period                  Contract Type            Price Ceiling    Price Floor

(bbls per month)                                                                   ($/bbl)        ($/bbl)
187,500            January 2003 to December 2003    Zero cost collar                 29.00          17.00
75,000             January 2003 to December 2003    Zero cost collar                 30.00          17.00
112,500            January 2003 to December 2003    Zero cost collar                 29.00          18.00
75,000             January 2003 to December 2003    Zero cost collar                 29.50          19.00

For the year ended December 31, 2002, the Corporation had Brent IPE futures contracts in place for 600,000 bbls at a Brent price of $25.27 and 500,000 bbls at a Brent price of $25.22. Through these contracts the Corporation has foregone revenue of $1.5 million.

FOREIGN CURRENCY EXCHANGE RATE RISK

Export revenues are denominated in U.S. dollars and domestic sales of refined products and crude oil are made in the Tenge equivalent to U.S. dollars at the time of sale. Substantial portions of the Corporation's operating costs are denominated in Tenge. The Corporation manages this exposure by operating in manner that minimizes the need to convert between these currencies.

The Corporation through its Downstream operations has foreign currency exposure as the tax basis of its assets are denominated in Tenge. For Upstream the Corporation has the possibility to revalue the tax basis of its assets using the official annual rate of inflation through the tax stability provisions of its Hydrocarbons contracts. There is no significant forward market for the Tenge, therefore, the Corporation does not hedge this exposure.

INTEREST RATE RISK

The Corporation manages its interest rate risk through utilizing fixed and floating rate debt to finance its operations. The floating rate debt exposes the Corporation to fluctuations in interest payments due to changes in interest rates.

CREDIT RISK

A substantial portion of the Corporation's accounts receivable are with customers in the energy industry and are subject to normal industry risk. The Corporation's sales of crude oil and refined products are supported by letters of credit issued by major financial institutions.


FS24

NOTE 20
RELATED PARTY TRANSACTIONS

TRANSACTIONS WITH TURGAI

During the year ended December 31, 2002 the Corporation purchased crude oil from Turgai for $110.0 million, out of which 50%, being $55.0 million, was eliminated on consolidation of the Corporation's 50% joint venture interest. The remaining 50% remains in cost of purchased crude oil.

During the year ended December 31, 2001 the Corporation purchased crude oil from Turgai for $105.8 million, out of which 50%, being $52.9 million, was eliminated on consolidation of the Corporation's 50% joint venture interest. The remaining 50% remains in cost of purchased crude oil.

During the year ended December 31, 2000 the Corporation purchased crude oil from Turgai for $35.1 million, out of which 50%, being $17.5 million was eliminated on consolidation of the Corporation's 50% joint venture interest. The remaining 50% remains in cost of purchased crude oil.

As at December 31, 2002 the Corporation has a loan receivable from Turgai for $11.0 million ($6.0 million as at December 31, 2001).

During the year ended December 31, 2002 the Corporation entered into an agreement with Turgai, under which Turgai owns 50% of the KAM pipeline and gas utilization projects. Under this agreement the Corporation has received payments of $27.5 million (50% - $13.75 million) from Turgai during 2002.

TRANSACTIONS WITH KAZGERMUNAI

During the year ended December 31, 2002 the Corporation purchased crude oil from Kazgermunai for $12.6 million, out of which 50%, being $6.3 million was eliminated on consolidation of the Corporation's 50% joint venture interest. The remaining 50% remains in cost of purchased crude oil.

During the year ended December 31, 2001 the Corporation purchased crude oil from Kazgermunai for $5.2 million, out of which 50%, being $2.6 million was eliminated on consolidation of the Corporation's 50% joint venture interest. The remaining 50% remains in cost of purchased crude oil.

There were no purchases of crude oil from Kazgermunai during the year ended December 31, 2000.


NOTE 21
CASH FLOW INFORMATION

Interest and income taxes paid:

                                          2002          2001           2000

Interest paid                           30,622         7,491         35,366

Income taxes paid                       97,903       102,238         81,082



Changes in non-cash operating working capital items include:

                                                           2002          2001           2000
Increase in accounts receivable                        (40,144)      (16,573)       (30,414)
Increase in inventory                                  (10,583)       (9,138)       (15,677)
Increase in prepaid expenses                           (27,275)       (7,089)        (7,381)
Increase (decrease) in accounts payable
and accrued liabilities                                 47,318       (11,044)        30,395
Increase (decrease) in prepayments for
crude oil and refined products                          (3,882)       (4,552)        11,974
HOP working capital acquired, excluding cash (Note 4)       --            --         33,548
Kazgermunai working capital acquired on
proportionate consolidation, excluding cash (Note 6)        --            --          1,533
Decrease in receivable from joint venture                   --            --          7,554

                                                       (34,566)      (48,396)        31,532


                                                                            FS25

Changes in long-term debt includes:

                                            2002          2001           2000

Proceeds from HOP bonds                       --        13,227             --
Proceeds from term facility              (16,000)       16,000             --
12% Notes repurchased                         --          (900)            --
12% Notes sold, net of discount           17,195        14,080             --
Repayment of Kazgermunai debt            (18,853)      (26,659)            --
Repayment of Canadian and U.S. notes          --       (24,006)      (173,860)

                                         (17,658)       (8,258)      (173,860)

NOTE 22
COMMITMENTS AND CONTINGENCIES

KAZAKHSTANI ENVIRONMENT

Kazakhstan, as an emerging market, has a business infrastructure that is not as advanced as those usually existing in more developed free market economies. As a result, operations carried out in Kazakhstan can involve risks that are not typically associated with those in developed markets.

The development of instability in the ongoing market transformation process could lead to changes in the fundamental business infrastructure in which the Corporation currently operates. Changes in the political, legal, tax or regulatory environment could adversely impact the Corporation's operations.

GOVERNMENT TAXES AND LEGISLATION

The local and national tax environment in the Republic of Kazakhstan is subject to change and inconsistent application, interpretation and enforcement. Non-compliance with Kazakhstan laws and regulations can lead to the imposition of penalties and interest.

The Corporation through its operating subsidiaries in Kazakhstan, has disputed tax assessments received for the years 1998 through 2001.

The Corporation has been engaged in two court cases in Kazakhstan pertaining to the disputed assessments for 1998 and 1999. The first involved HOP and was for approximately $8.8 million. HOP has successfully argued its case at the first level of the court system in Kazakhstan and at the Supreme Court level. There is a possibility that the Ministry of State Revenue may appeal to the ultimate appellate level, the Supervisory Commission of the Supreme Court. No provision has been made in the consolidated financial statements for this assessment.

The second case involved HKM and was for a total of approximately $10.5 million including taxes, fines, interest and penalties. HKM was successful at the first level of the court system and was unsuccessful on the majority of the issues at the Supreme Court level. HKM has until April 18, 2003 to appeal to the ultimate appellate level, the Supervisory Commission of the Supreme Court. To date HKM has been unsuccessful in obtaining the Supervisory Commission's agreement to hear its appeal on the assessed taxes. However, HKM is currently disputing $7.6 million of the $10.5 million related to penalties assessed, as HKM believes there was an incorrect application of the provisions of the tax act. No provision has been made for the disputed penalties. The Corporation has provided for $2.9 million of the $10.5 million in the December 31, 2002 consolidated financial statements. The assessments received for 1998 and 1999 challenged South Kumkol receiving the free economic zone taxation rate of 20% versus the statutory rate of 30% without specifying an amount. As HKM has been unsuccessful in obtaining leave to appeal, it has provided for $4.5 million, which represents the additional taxes due when the 30% statutory rate is applied for South Kumkol from the beginning of 1999 through to the end of 2001. HKM continues to dispute the entire assessment, as it believes the tax stability provisions of its Hydrocarbons Contract establish that HKM is not subject to the assessed taxes.

The Corporation has provided for an additional $2.2 million of taxes relating to the 1998 and 1999 assessments for the years 2000 and 2001.

The Corporation, through its operating subsidiaries in Kazakhstan received tax assessments for 2000 and 2001 amounting to $56.0 million, which have been reduced through negotiations to $45.0 million (including our 50% share of Turgai's assessments). The Corporation has not provided for these assessments and has filed court cases disputing these assessments. HOP has been successful at the first level of the court system with respect


FS26
to the entire $12.5 million of its assessment. Turgai has been successful at the first two levels of the court system on the majority of its assessment of $12.0 million, of which $6.0 million is our 50% share. The HKM court cases relating to its assessment of $26.5 million commenced in February 2003.

CAPITAL EXPENDITURES COMMITMENT

Pursuant to the Share Sale-Purchase Agreement with the Republic of Kazakhstan, a commitment was made to invest, in Kazakhstan, an aggregate of $280 million in capital expenditures, investments or other items that may be treated as capital assets of HKM on or before December 31, 2002. These expenditures were to be used to further exploit and develop existing fields and to explore for new additional reserves to enhance future production and revenues. If the required investment is not made within the agreed time period, Hurricane may be required under the terms of the Agreement to pay a penalty of 15% of the amount not invested. As at December 31, 2002, the Corporation believes it has met this commitment. The expenditures and commitments remain subject to audit and certification by the Government of Kazakhstan, under the terms of the Share Sale-Purchase Agreement.

For HOP capital commitments see Note 4.

LEGAL PROCEEDINGS

The Corporation and its subsidiary HKM are Claimants in Arbitration Proceedings being conducted under the auspices of the International Court of Arbitration of the International Chamber of Commerce, in Paris, France. The Corporation and HKM are claiming damages in the amount of $31.5 million. The Corporation contends that the defendants, EEG-Erdgas Erdol Gmbh and RWE-DEA AG (the joint venture partners of HKM in the joint venture Kazgermunai LLP) have acted in breach of the Foundation Agreement of the Kazgermunai LLP and certain other related agreements. No amount has been recorded in the consolidated financial statements as at December 31, 2002.

The Corporation had been named as defendant in a claim filed by a company alleging it was retained under a consulting contract since January 17, 1997 until services were suspended in May 1999. The liquidated principal amount claimed was, in aggregate, $6.6 million and an additional unspecified amount was claimed as an alleged penalty provision, with the total claim not to exceed $35.0 million. The arbitration decision has been received and the Corporation has paid $7.1 million for full settlement of the claim.

The Corporation has been named as defendant in a claim filed by a company alleging breach of a consulting contract, in aggregate of $4.7 million. The Corporation believes this claim is without merit and, accordingly, no amount has been recorded in the consolidated financial statements at December 31, 2002.

The Corporation has been named as a defendant in a claim filed by a company alleging a breach of an agreement in the amount of $2.4 million. The Corporation believes this lawsuit is without merit and, accordingly, no amount has been recorded in the consolidated financial statements at December 31, 2002.

EXCESS PROFIT TAX

The Corporation through its subsidiary HKM and joint venture Turgai is subject to excess profit tax under the terms of the Hydrocarbon Exploration and Production contracts they have for oil and gas production. The contracts are specific to each field.

Excess profit tax is in addition to statutory income taxes, which are at a rate of 30%, and excess profit tax takes effect after the field has achieved a cumulative internal rate of return higher than 20% for the specific field. The excess profit tax ranges from 0% to 30% of taxable income for the year for HKM and from 0% to 50% for Turgai. The Corporation did not incur excess profits tax in 2002; it may be subject to excess profit tax for the year ended December 31, 2003 and subsequent years in certain of its fields.

ENVIRONMENTAL MATTERS

Extensive national, regional and local environmental laws and regulations in Kazakhstan affect nearly all of our operations. These laws and regulations set various standards regulating certain aspects of health and environmental quality provide for user fees, penalties and other liabilities for the violation of these standards and establish, in some circumstances, obligations to remediate current and former facilities and off-site locations.


                                                                            FS27

The Corporation believes it is currently in compliance with all existing Republic of Kazakhstan environmental laws and regulations. However, as new environmental laws and legislation are enacted and the old laws are repealed, interpretation, application and enforcement of the laws may become inconsistent. Compliance in the future could require significant expenditures, which may adversely effect the Corporation's operations.


NOTE 23
SUBSEQUENT EVENTS

REDEMPTION OF 12% NOTES

On February 3, 2003 the Corporation redeemed all $208,210,000 of its outstanding 12% Notes due in 2006. The Notes were redeemed for an aggregate redemption price of $212,374,200, representing 102% of the principal amount of the Notes, plus accrued and unpaid interest of $12,492,600, for a total of $224,866,800. The deferred charges of $1.4 million recorded as at December 31, 2002 will be expensed upon redemption.

NEW FINANCING ARRANGEMENTS

On January 2, 2003, HKM entered into a secured $225.0 million facility agreement. HKM has drawn down $190.0 million under this facility. This facility will be repaid in 42 equal installments commencing in July 2003. The facility bears interest at a rate of LIBOR plus 3.25% per annum.

On February 12, 2003, Hurricane Finance B.V., a wholly owned subsidiary of HKM and a special purpose entity, issued U.S.$125.0 million 9.625% Notes due February 12, 2010. The Notes are unconditionally guaranteed by the Corporation, HKM and HOP.

HOP BONDS

On February 13, 2003, HOP issued the remaining 115,200 Bonds (par value $100) for consideration of $11.4 million.


NOTE 24
RECONCILIATION OF RESULTS FROM CANADIAN GAAP TO U.S. GAAP

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which conform in all material respects with those applicable in the United States ("U.S. GAAP"), except as set forth below:

INCOME TAXES

Effective January 1, 2000 the Corporation adopted the recommendations of the CICA with respect to accounting for future income taxes and applied this policy retroactively without restatement of prior period consolidated financial statements. This new method differs from U.S. GAAP due to the application of transitional provisions and the accounting for certain tax incentives. In prior years a valuation allowance had been made against the deferred tax asset for U.S. GAAP purposes. This valuation allowance was released in 2000.

FOREIGN CURRENCY TRANSLATION

Hurricane's principal operating subsidiaries are HKM and HOP and for Canadian GAAP are classified as integrated which leads to the use of the temporal method of translation (Note 1). Under U.S. GAAP, the Corporation, on a consolidated basis, is required to translate the accounts of its principal operating subsidiaries using the current rate method. The significant changes which result from this difference are a reduction in the carrying value of capital assets and the creation of a cumulative translation account within the equity section of the balance sheet, which reduces total equity.

ACCOUNTING FOR COMMODITY HEDGES

The Corporation has entered into a commodity hedging program where it is utilizing derivative instruments as described in Note 19. The Corporation has designated these as cash flow hedges under FAS 133 and recognizes in earnings, changes in fair value of these derivatives in the same period as the hedged item. Any change in the fair value of these cash flow hedges before that period are recognized in the balance sheet and in other comprehensive income. $4.4 million is included in accounts payable and in comprehensive income for the year ended December 31, 2002.


FS28

ACCOUNTING FOR OIL AND GAS PROPERTIES

The Corporation has completed a ceiling test calculation under U.S. GAAP at December 31, September 30, June 30 and March 31, in 2002, 2001 and 2000.

There are certain differences between the full cost method of accounting for oil and gas assets as applied in Canada and as applied in the United States. The Corporation has reviewed such differences and determined that no variances in financial statement balances would have resulted from the application of full cost accounting in accordance with U.S. GAAP.

CONSOLIDATED STATEMENTS OF INCOME

The application of U.S. GAAP would have the following effects on net income as reported:

Years ended December 31                                        2002        2001        2000
Net income as reported in accordance with Canadian GAAP     162,568     169,340     154,930

Accounting for income taxes                                      --      (6,157)     19,061
Amortization of debt issue costs                                (29)       (540)     (7,039)
Amortization of discount on debt                                 --          --        (981)

NET INCOME UNDER U.S. GAAP                                  162,539     162,643     165,971

Basic income per share under U.S. GAAP                         2.01        2.04        2.35

Diluted income per share under U.S. GAAP                       1.93        1.94        2.26

COMPREHENSIVE INCOME
Foreign exchange translation adjustment                      (2,235)     (1,598)     (6,111)
Fair value adjustment cash flow hedges                       (4,392)         --          --

TOTAL COMPREHENSIVE INCOME                                  155,912     161,045     159,860

STOCK BASED COMPENSATION

The Corporation has a stock-based compensation plan as described in Note 16. With regard to its stock option plan, the Corporation applies APB Opinion No. 25 in accounting for this plan and accordingly no compensation expense has been recognized. Had compensation expense been determined based on fair value at the grant dates for the stock option grants consistent with the method of SFAS No. 123, the Corporation's net income and net income per share would have been reduced to the pro forma amounts as indicated below:

Years ended December 31                                        2002        2001        2000
Net income under U.S. GAAP:
As reported                                                 162,539     162,643     165,971
Pro forma                                                   160,009     158,996     159,480

Basic net income per share:
As reported                                                    2.01        2.04        2.35
Pro forma                                                      1.98        1.99        2.26

Diluted net income per share:
As reported                                                    1.93        1.94        2.27
Pro forma                                                      1.90        1.90        2.18

Stock options vested during period (THOUSANDS)                  513       1,013       3,428

Weighted average exercise price                                6.02        5.90        3.05
Weighted average fair value of options vested
during the year                                                4.93        3.60        1.89
Weighted average fair value of options granted
during the year                                                5.73        4.69        2.05


                                                                            FS29

The foregoing information is calculated in accordance with the Black-Scholes option pricing model, using the following data and assumptions: volatility, as of the date of grant, computed using the prior one to three-year weekly average prices of the Corporation's common shares, which ranged from 66% to 70%; expected dividend yield - 0%; option terms to expiry - 5 years as defined by the option contracts; risk-free rate of return as of the date of grant - 3.96% to 5.16%, based on five year Government of Canada Bond yields.

CONSOLIDATED BALANCE SHEETS

The application of United States GAAP would have the following effects on balance sheet items as reported:

                                                          Increase
                                        As reported     (Decrease)     U.S. GAAP

DECEMBER 31, 2002
Current assets                              261,399                      261,399
Deferred charges                              5,321                        5,321
Property, plant and equipment               405,479       (48,645)       356,834
Future income tax assets                     24,529        (6,157)        18,372
Current liabilities                         125,563          4,392       129,955
Long-term debt                              266,603                      266,603
Future income tax liability                  17,015                       17,015
Provision for future site restoration         4,167                        4,167
Minority interest                            10,753                       10,753
Preferred shares of subsidiary                   83                           83
Shareholders' equity                        272,544       (59,194)       213,350

December 31, 2001
Current assets                              170,130                      170,130
Deferred charges                              3,408                        3,408
Property, plant and equipment               332,896       (46,409)       286,487
Future income tax assets                     29,444        (6,157)        23,287
Long-term investments                        40,000                       40,000
Current liabilities                         108,737                      108,737
Long-term debt                              281,175           (29)       281,146
Future income tax liability                  24,988                       24,988
Provision for future site restoration         3,148                        3,148
Minority interest                            25,599                       25,599
Preferred shares of subsidiary                   91                           91
Shareholders' equity                        132,140       (52,537)        79,603


FS30

IMPACT OF NEW AND IMPENDING U.S. GAAP ACCOUNTING STANDARDS

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 143 ("FAS 143") - ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS

FAS 143, Accounting for Asset Retirement Obligations, is effective for financial statements issued for fiscal years beginning after June 15, 2002. FAS 143 applies to the legal obligations associated with the retirement of a tangible long-lived asset that result from the acquisition, construction, development and/or the normal operation of a long- lived asset, except for certain obligations of lessees. The Corporation has not yet evaluated the effect that FAS No 143 will have on the consolidated financial statements.

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 144 ("FAS 144") - ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

FAS 144, Accounting for the Impairment or Disposal of Long Lived Assets, supersedes both FAS No. 121 and the accounting and reporting provisions of APB Opinion No.30. FAS 144 retains the fundamental provisions of FAS121 for recognizing and measuring impairment losses on long-lived assets. FAS 144 retains the basic provisions of Opinion 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity rather than a segment of a business. FAS 144 is effective for all fiscal years beginning after December 15, 2001. Adoption of SFAS 144 on January 2002 did not have a material impact on the Corporation's consolidated financial statements.

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 145 ("FAS 145") - RESCISSION OF FASB STATEMENTS NO. 4, 44, AND 64, AMENDMENT OF FASB STATEMENT NO. 13, AND TECHNICAL CORRECTIONS

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", addressed income statement classification of gains and losses from extinguishment of debt. SFAS No. 64 amended SFAS No. 4 and is no longer necessary due to the rescission of SFAS No. 4. SFAS No. 145 also amended SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Management believes that SFAS No. 145 will have no impact on the Corporation's financial statements.

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 146 ("FAS 146") - ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which requires the recognition of a liability when incurred for costs associated with an exit or disposal activity. Management does not believe that SFAS No. 146 will have a material impact on the Corporation's financial statements.

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 147 ("FAS 147") - ACQUISITIONS OF CERTAIN FINANCIAL INSTITUTIONS - AN AMENDMENT OF FASB STATEMENTS NO. 72 AND 144 AND FASB INTERPRETATION NO. 9

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9". Management does not believe that SFAS No. 147 is applicable to the Corporation's financial statements.

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 148 ("FAS 148") - ACCOUNTING FOR STOCK-BASED COMPENSATION TRANSITION AND DISCLOSURE - AN AMENDMENT OF FASB STATEMENT NO. 123

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-based Compensation Transition and Disclosure - an Amendment of FASB Statement No. 123", to provide alternative methods of accounting for stock-based employee compensation. SFAS No. 148 is effective for fiscal years ending after December 15, 2002 and interim periods beginning after December 15, 2002. Management does not believe that SFAS No. 148 will have a material impact on the Corporation's financial statements.


                                                                            FS31

INTERPRETATION NO. 45 - GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS OF OTHERS

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation sets forth expanded disclosure requirements in the financial statements about a guarantor's obligations under certain guarantees that it has issued. It also clarifies that, under certain circumstances, a guarantor is required to recognize a liability for the fair value of the obligation at the inception of the guarantee. Certain types of guarantees, such as product warranties, guarantees accounted for as derivatives, and guarantees related to parent-subsidiary relationships are excluded from the liability recognition provisions of Interpretation No. 45, however, they are subject to the disclosure requirements. The initial liability recognition provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of Interpretation No. 45 are effective for financial statements for interim or annual periods ending after December 15, 2002. As at December 31, 2002, the Corporation had not issued guarantees that entail this disclosure. The Corporation has not yet determined if the adoption of the new rules will have a material impact on its financial position or results of operations.

INTERPRETATION NO. 46 - CONSOLIDATION OF VARIABLE INTEREST ENTITIES," AN INTERPRETATION OF ACCOUNTING RESEARCH BULLETIN NO. 51, "CONSOLIDATED FINANCIAL STATEMENTS

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." Interpretation No. 46 prescribes how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. This interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. Interpretation No. 46 is effective immediately for variable interest entities created after January 31, 2002, and to variable interest entities in which an enterprise obtains an interest after that date. The interpretation applies in the fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Corporation does not believe the adoption of Interpretation No. 46 will have a material impact on its financial position or results of operations.

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT RECLASSIFICATIONS

Interest and other income is presented within revenue under Canadian GAAP, under U.S. GAAP this would be presented as a separate line item after operating income.

Interest and financing costs is presented within expenses under Canadian GAAP, under U.S. GAAP this would be presented as a separate line item after operating income.

Unusual items as presented under Canadian GAAP would be included within expenses under U.S. GAAP.


FS32