Form 40-F
period 2003-12-31
PETROKAZAKHSTAN INC
filed 2004-06-17
CIK 1013746

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

For the fiscal year ended December 31, 2003        Commission File No. 001-31448


                              PETROKAZAKHSTAN INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

   PROVINCE OF ALBERTA, CANADA             1311                 NOT APPLICABLE
(PROVINCE OR OTHER JURISDICTION OF    (PRIMARY STANDARD       (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)         INDUSTRIAL             IDENTIFICATION
                                     CLASSIFICATION CODE            NUMBER)
                                          NUMBER)

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

AT DECEMBER 31, 2003, 77,920,226 CLASS A COMMON SHARES OF PETROKAZAKHSTAN INC. WERE ISSUED AND OUTSTANDING. AT DECEMBER 31, 2003, NO CLASS OF PREFERRED SHARES OF PETROKAZAKHSTAN INC. WERE ISSUED AND OUTSTANDING.

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

PRIOR FILINGS MODIFIED AND SUPERSEDED

The Registrant's Annual Report on Form 40-F for the year ended December 31, 2003, at the time of filing with the Securities and Exchange Commission (the "Commission"), modifies and supersedes all prior documents filed pursuant to Sections 13, 14 and 15(d) of the Exchange Act for purposes of any offers or sales of any securities after the date of such filing pursuant to any Registration Statement under the Securities Act of 1933 of the Registrant which incorporates by reference such Annual Report.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A.       ANNUAL INFORMATION FORM

For the Annual Information Form of PetroKazakhstan Inc. ("PetroKazakhstan" or the "Company") for the year ended December 31, 2003, see Exhibit 1of this annual report on Form 40-F.

B.       AUDITED ANNUAL FINANCIAL STATEMENTS

For PetroKazakhstan's consolidated audited financial statements, including the reports of the independent registered public accounting firm with respect thereto, see pages FS1 through FS36 of the Company's 2003 Annual Report, which pages are attached hereto and included herein as Exhibit 3. For a reconciliation of PetroKazakhstan's results and financial position from Canadian to United States generally accepted accounting principles, see Note 21 - Reconciliation of Results from Canadian GAAP to U.S. GAAP on pages FS30 through FS35 of such 2003 Annual Report.

C.       MANAGEMENT'S DISCUSSION AND ANALYSIS

For management's discussion and analysis, see pages 31 through 53 of the Company's 2003 Annual Report, which pages are attached hereto and included herein as Exhibit 2.

CONTROLS AND PROCEDURES

PetroKazakhstan maintains disclosure controls and procedures and internal control over financial reporting designed to ensure that information required to be disclosed in the reports filed under the Exchange Act, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. PetroKazakhstan's Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of PetroKazakhstan's disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 40-F, concluded that as of such date PetroKazakhstan's disclosure controls and procedures were effective for the purpose for which they were designed.

During the fiscal year ended December 31, 2003, there were no changes in PetroKazakhstan's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, PetroKazakhstan's internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of the Company has determined that Jacques Lefevre is an "audit committee financial expert" (as defined in paragraph 8(b) of General Instruction B to Form 40-F).

CODE OF ETHICS

The Company has adopted a code of ethics (as that term is defined in Form 40-F) that applies to its directors and employees (including its principal executive officer, principal financial officer and controller). The Company will provide any person, upon request to the General Counsel and Corporate Secretary of the Company, with a copy of the code of ethics free of charge. To date, no amendment has been made to the code of ethics, nor there has been any waiver, including implicit waiver, granted from the code of ethics required to be disclosed in this annual report on Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the years ended December 31, 2003 and 2002, professional services were performed by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates, including TOO Deloitte &Touche that has served as the principal accountant for the audit of the Company's annual financial statements (collectively, "Deloitte & Touche").

AUDIT FEES: The aggregate audit fees billed by Deloitte & Touche were $407,000 in the year ended December 31, 2003 and $332,875 in the year ended December 31, 2002.

AUDIT-RELATED FEES: The aggregate audit related fees billed by Deloitte & Touche were $245,992 in the year ended December 31, 2003 and $42,252 in the year ended December 31, 2002. Such services were comprised of services relating to the listing of the Company on the London Stock Exchange and issuance of comfort letters.

TAX FEES: The aggregate fees billed by Deloitte & Touche for professional services rendered for tax compliance, tax advice, and tax planning were $40,671 in the fiscal year ended December 31, 2003 and $64,176 in the fiscal year ended December 31, 2002. Such services were comprised of consulting fees.

ALL OTHER FEES: The Company did not incur any fees billed by Deloitte & Touche for services other than the services reported under the captions "Audit Fees", "Audit-Related Fees" and "Tax Fees" above for the years ended December 31, 2003 and 2002.

AUDIT COMMITTEE PRE-APPROVAL:

Under the terms of its mandate, the Audit Committee pre-approves every engagement by the Company of its accountants to render audit and non-audit services, and therefore no pre-approval policies and procedures have been established for purposes of paragraph (c)(7)(i)(B) of Rule 2-01 of Regulation S-X. In 2003, less than 1% of the audit-related and non-audit services rendered by the Company's accountants were required to be approved by the Audit Committee pursuant to the DE MINIMIS exception set out in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements required to be disclosed in this annual report on Form 40-F.

CONTRACTUAL OBLIGATIONS

Summary of Contractual Obligations
(In millions of dollars)                             Total commitments by period

                                          Total        Within 1     1-3 years     4-5 years    After 5
                                       Commitments       year                                   years
Long-term debt(1)                        284.4           37.7         76.7          4.2         165.8
Operating leases(2)                       31.0           12.5         12.0          6.3           0.2
Capital leases(2)                           --             --           --           --            --
Future site restoration costs(3)          26.4             --           --           --          26.4
Work Commitments(4)                       16.5           12.9          3.1          0.5            --
Future income tax liability(5)            13.0             --           --           --          13.0
Purchase obligations(6)                    5.8            5.8           --           --            --
                                     -----------------------------------------------------------------
TOTAL CONTRACTUAL OBLIGATIONS            377.1           68.9         91.8         11.0         205.4
                                     =================================================================

-------------------
(1) See Note 13 in the Company's consolidated financial statements for the year ended December 31, 2003.

(2) Operating leases are for rail cars that the Company uses to transport crude oil, distribution centers for refined oil products and certain equipment used in upstream operations. The Company has no capital leases.

(3) The Company has an obligation of $6.6 million for future site restoration costs that has been recorded as a liability as at December 31, 2003. The timing of future payments and the ultimate amount required is uncertain and the table has been prepared using the Company's best estimates.

(4) Work commitments are non-discretionary expenditures for seismic and drilling that the Company is contractually committed to under the terms of its hydrocarbons licenses.

(5) The Company has a future income tax liability that arises because Kazakhstan tax legislation allows the Company to depreciate some of its assets over a shorter period of time than the Company's accounting polices provide for. See Note 1 in the Company's consolidated financial statements for the year ended December 31, 2003. Changes in the Company's future income tax liability are reflected as future income taxes in the consolidated statement of income and retained earnings. These charges are not cash charges. The timing of when this liability will arise is uncertain.

(6) Purchase obligations represent contractual obligations for goods and services for which the services have yet to be provided or for which the Company has not yet taken title to the goods. All other purchase commitments are discretionary.

AUDIT COMMITTEE

The Company has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee is comprised of James B.C. Doak, Jacques Lefevre and Jan Bonde-Nielsen. Jacques Lefevre chairs the Audit Committee.

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

                                           PETROKAZAKHSTAN INC.
                                           (Registrant)



                                           By: /s/ Anthony R. Peart
                                               ---------------------------------
                                               Name:  Anthony R. Peart
                                               Title: Senior Vice President
                                                      General Counsel and
                                                      Secretary


Date:  June 17, 2004

DOCUMENTS FILED AS PART OF THIS REPORT

1.       Annual Information Form of the Registrant for the year ended December
         31, 2003.

2. Management's Discussion and Analysis of the Registrant for the year ended December 31, 2003.

3. Audited Consolidated Financial Statements of the Registrant as of December 31, 2003 and for each of the three years then ended (NOTE 21 TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE REGISTRANT RELATES TO DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES).

EXHIBITS

23.1 Consent of Deloitte & Touche, independent registered public accounting firm.

23.2     Consent of McDaniel & Associates Consultants Ltd.

31.1 Certification of President and Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

31.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

32.1     Certificate Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to
         Section 906 of the Sarbanes-Oxley Act of 2003.

32.2     Certificate Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to
         Section 906 of the Sarbanes-Oxley Act of 2003.