Form 40-F
period 2004-12-31
PETROKAZAKHSTAN INC
filed 2005-04-01
CIK 1013746

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

For the fiscal year ended December 31, 2004        Commission File No. 001-31448


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

AT DECEMBER 31, 2004, 76,223,130 CLASS A COMMON SHARES OF PETROKAZAKHSTAN INC. WERE ISSUED AND OUTSTANDING. AT DECEMBER 31, 2004, NO CLASS OF PREFERRED SHARES OF PETROKAZAKHSTAN INC. WERE ISSUED AND OUTSTANDING.

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

PRIOR FILINGS MODIFIED AND SUPERSEDED

The Registrant's Annual Report on Form 40-F for the year ended December 31, 2004, at the time of filing with the Securities and Exchange Commission (the "Commission"), modifies and supersedes all prior documents filed pursuant to Sections 13, 14 and 15(d) of the Exchange Act for purposes of any offers or sales of any securities after the date of such filing pursuant to any Registration Statement under the Securities Act of 1933 of the Registrant which incorporates by reference such Annual Report.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A.       ANNUAL INFORMATION FORM

For the Annual Information Form of PetroKazakhstan Inc. ("PetroKazakhstan" or the "Company") for the year ended December 31, 2004, see Exhibit 1 of this annual report on Form 40-F.

B.       AUDITED ANNUAL FINANCIAL STATEMENTS

For PetroKazakhstan's consolidated audited financial statements, including the report of the independent registered public accounting firm with respect thereto, see pages FS1 through FS36 of the Company's 2004 Annual Report, which pages are attached hereto and included herein as Exhibit 3. For a reconciliation of PetroKazakhstan's results and financial position from Canadian to United States generally accepted accounting principles, see Note 21-Reconciliation of Results from Canadian GAAP to U.S. GAAP on pages FS32 through FS36 of such 2004 Annual Report.

C.       MANAGEMENT'S DISCUSSION AND ANALYSIS

For management's discussion and analysis, see pages 33 through 66 of the Company's 2004 Annual Report, which pages are attached hereto and included herein as Exhibit 2.

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

During the fiscal year ended December 31, 2004, there were no changes in PetroKazakhstan's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, PetroKazakhstan's internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of the Company has determined that Jacques Lefevre is an "audit committee financial expert" (as defined in paragraph 8(b) of General Instruction B to Form 40-F). Mr Lefevre is "independent", as that term is defined in the listing standards of the New York Stock Exchange and Rule 10A-3 of the Securities Exchange Act of 1934.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the years ended December 31, 2004 and 2003, professional services were performed by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates, including TOO Deloitte & Touche that has served as the principal accountant for the audit of the Company's annual financial statements (collectively, "Deloitte & Touche").

AUDIT FEES: The aggregate audit fees billed by Deloitte & Touche were $394,011 in the year ended December 31, 2004 and $646,951 in the year ended December 31, 2003. These fees include amounts for services relating to the listing of the Company on the London Stock Exchange and issuance of comfort letters.

AUDIT-RELATED FEES: The aggregate audit related fees billed by Deloitte & Touche were nil in the year ended December 31, 2004 and $6,041 in the year ended December 31, 2003.

TAX FEES: The aggregate fees billed by Deloitte & Touche for professional services rendered for tax advice were $10,175 in the fiscal year ended December 31, 2004 and $40,671 in the fiscal year ended December 31, 2003.

 ALL OTHER FEES: The Company did not incur any fees billed by Deloitte & Touche for services other than the services reported under the captions "Audit Fees", "Audit-Related Fees" and "Tax Fees" above for the years ended December 31, 2004 and 2003.

AUDIT COMMITTEE PRE-APPROVAL:

Under the terms of its mandate, the Audit Committee pre-approves every engagement by the Company of its accountants to render audit and non-audit services, and therefore no pre-approval policies and procedures have been established for purposes of paragraph (c)(7)(i)(B) of Rule 2-01 of Regulation S-X. In 2004, the Company's accountants did not render any audit-related and non-audit services to the Company. Consequently, the DE MINIMIS exception set out in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X was not applicable to the Company during 2004.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements required to be disclosed in this annual report on Form 40-F.

CONTRACTUAL OBLIGATIONS

Summary of Contractual Obligations
(In millions of dollars)                                          Total commitments by period

                                          Total          Within 1       1-3 years       4-5 years        After 5
                                       Commitments         year                                           years
Long-term debt(1)                         134.9            15.5             3.7            1.9            113.8
Estimated interest payments(2)             92.8            17.9            36.9           37.6              0.4
Operating leases(3)                       104.0            43.0            59.8            1.2               -
Capital leases(3)                           -                -               -              -                -
Future site restoration costs(4)           32.5              -               -              -              32.5
Work commitments(5)                         6.1             3.5             2.6             -                -
Purchase obligations(6)                    12.2            12.2              -              -                -
                                     -------------------------------------------------------------------------------
TOTAL CONTRACTUAL OBLIGATIONS             382.5            92.1           103.0           40.7            146.7
                                     ===============================================================================


-------------
(1) See Note 11 in the Company's consolidated financial statements for the year ended December 31, 2004.

(2) Estimated interest payments related to the Company's outstanding debt balances as at December 31, 2004.

(3) Operating leases are mainly for rail cars that the Company uses to transport crude oil, refined oil products and certain equipments used in upstream operations. Although the Company is committed to lease rail cars, the terms of the contracts allow termination with a 30 day notice. The Company has no capital leases.

(4) The Company has an obligation of $32.5 million for future site restoration costs as at December 31, 2004 which represents the estimated future cash outflows discounted at 8.5%. The total undiscounted estimated cash flows required to settle the obligations are $77.4 million with the expenditures being incurred over ten years commencing in 2014.

(5) Work commitments are non-discretionary expenditures for seismic and drilling that the Company is contractually committed to under the terms of its hydrocarbons licenses.

(6) Purchase obligations represent contractual obligations for goods and services for which the services have yet to be provided or for which the Company has not yet taken title to the goods. All other purchase commitments are discretionary.

SALES COMMITMENTS

The Company has sales commitments under contracts with two customers to supply an agreed volume of crude oil within the first four months of 2005. The estimated value of these commitments is approximately $43.1 million.

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

                                            PETROKAZAKHSTAN INC.
                                            (Registrant)



                                            By: /s/ Anthony R. Peart
                                                ------------------------------
                                                Name:  Anthony R. Peart
                                                Title: Senior Vice President
                                                       General Counsel and
                                                       Secretary


Date:  March 30, 2005

DOCUMENTS FILED AS PART OF THIS REPORT

1.       Annual Information Form of the Registrant for the year ended December
         31, 2004.

2. Management's Discussion and Analysis of the Registrant for the year ended December 31, 2004.

3. Audited Consolidated Financial Statements of the Registrant as of December 31, 2004 and for each of the three years then ended (NOTE 21 TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE REGISTRANT RELATES TO DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES).


EXHIBITS

23.1 Consent of TOO Deloitte & Touche, independent registered public accounting firm.

23.2     Consent of McDaniel & Associates Consultants Ltd.

31.1 Certification of President and Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

31.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

32.1     Certificate Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to
         Section 906 of the Sarbanes-Oxley Act of 2003.

32.2     Certificate Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to
         Section 906 of the Sarbanes-Oxley Act of 2003.