Form 40-F/A
period 2004-12-31
PETROKAZAKHSTAN INC
filed 2005-10-04
CIK 1013746

U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 40-F/A

                                 AMENDMENT NO. 1

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

                                EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report of PetroKazakhstan Inc. (the "Company") on Form 40-F for the year ended December 31, 2004, which was originally filed with the Securities and Exchange Commission on March 31, 2005 (the "Original Filing"), is being filed for the purpose of providing certain revised information contained in the Company's Annual Information Form (the "Amended AIF"). The Amended AIF was prepared at the request of the Alberta Securities Commission to make certain changes to the definitions of "Proved Reserves," "Proved developed producing reserves," "Proved undeveloped reserves" and "Probable reserves." These changes can be found on pages 24-31 of the Amended AIF.

Other than as expressly set forth above, this Form 40-F/A does not modify or update other disclosures in, or exhibits to, the Original Filing.

This Amendment consists of a cover page, this explanatory note, the Amended AIF and the certifications.

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.       UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F/A; the securities in relation to which the obligation to file an annual report on Form 40-F/A arises; or transactions in said securities.

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

                                            PETROKAZAKHSTAN INC.
                                            (Registrant)



                                            By: /s/ Anthony R. Peart
                                                ------------------------------
                                                Name:  Anthony R. Peart
                                                Title: Senior Vice President
                                                       General Counsel and
                                                       Secretary


Date:  October 4, 2005

DOCUMENTS FILED AS PART OF THIS REPORT

1.1 Amended Annual Information Form of PetroKazakhstn Inc. for the year ended December 31, 2004



EXHIBITS

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